     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS SUPPLEMENT IS FILED. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 5, 1997
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 30, 1997)

                                  $400,000,000

[POTASH LOGO]      POTASH CORPORATION OF SASKATCHEWAN INC.

                                 % NOTES DUE
                               ------------------

     Potash Corporation of Saskatchewan Inc. ("PCS") is offering $400,000,000
principal amount of its      % Notes due             (the "Notes"). Interest on
the Notes will be payable semi-annually in arrears on each      and      ,
commencing             , 1997. The Notes will mature on                     .
The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. See "Description of the Notes."

     The Notes will be represented by one or more fully-registered notes in book-entry form (the "Global Securities") registered in the name of a nominee of The Depositary Trust Company ("DTC"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Securities will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described in "Description of the Notes -- Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All Payments of principal and interest in respect of the Notes will be made by PCS in immediately available funds. See "Description of the Notes -- Same-Day Settlement and Payment."
                               ------------------
     PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES MAY NOT BE FULLY DESCRIBED HEREIN.

                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                                      UNDERWRITING
                                                   PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                   PUBLIC(1)         COMMISSIONS(2)          PCS(1)(3)
------------------------------------------------------------------------------------------------------------
Per Note                                               %                    %                    %
------------------------------------------------------------------------------------------------------------
Total                                               $                    $                    $
============================================================================================================

   (1) Plus accrued interest, if any, from             , 1997.
   (2) PCS has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
   (3) Before deducting expenses payable by PCS estimated to be $360,000.

                               ------------------

     The Notes are offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the Notes in book-entry form will be
made through the facilities of DTC, on or about             , 1997.

                               ------------------

SMITH BARNEY INC.
                     DONALDSON, LUFKIN & JENRETTE
                          SECURITIES CORPORATION

                                      MERRILL LYNCH & CO.

                                                    J.P. MORGAN & CO.

June   , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     The Company is one of the world's largest integrated fertilizer companies with significant market share in each of the three primary fertilizer products -- potash, phosphate and nitrogen. In 1996, the PCS's potash production represented 15% of global production, 23% of global potash capacity and an estimated 41% of global potash excess capacity. The Company is the third largest producer of phosphates worldwide by capacity, currently representing approximately 9% of world production and 7% of world capacity. The Company believes its potash and phosphate reserves to be the largest in North America.

     On March 6, 1997, the Company acquired all of the outstanding capital stock of Arcadian Corporation in exchange for cash of $555 million and 8,030,236 common shares of PCS. Since acquiring Arcadian Corporation, the Company has become the largest producer and marketer of nitrogen fertilizer and chemical products in the Western hemisphere. Arcadian Corporation now operates under the name PCS Nitrogen, Inc. In 1996, sales of Arcadian Corporation were divided approximately 60% to agricultural customers and 40% to industrial customers.

     The Company's products are used for agricultural and industrial purposes as well as for food ingredients. The Company produces and sells potash, solid phosphate fertilizers (principally diammonium phosphate ("DAP")), liquid phosphate fertilizers, phosphate feed supplements, purified phosphoric acid, ammonia, urea, ammonium nitrate, nitric acid and nitrogen solutions. The Company produces potash from six mines in Saskatchewan (five of which it owns and operates), one in New Brunswick and one in Utah. The Company operates the world's largest vertically integrated phosphate mine and processing plant, which is located in North Carolina, a phosphate mine and two chemical plant complexes in northern Florida and seven phosphate feed plants in the United States. In addition, the Company manufactures, processes and distributes fertilizer and other agricultural supplies from plants located in Florida, Georgia and Alabama. As a result of the acquisition of Arcadian Corporation, the Company acquired eight sites dedicated to the production of nitrogen-related products, one of which also produces phosphate-related products.

     For more information on PCS, see PCS's Report on Form 10-K for the year ended December 31, 1996, attached as Annex A, PCS's Financial Statements and Management's Discussion and Analysis for 1996, attached as Annex B, and PCS's Report on Form 10-Q for the quarterly period ended March 31, 1997, attached as Annex C.

                             FINANCIAL INFORMATION

     The following sets forth selected historical and pro forma consolidated financial information of PCS for the periods indicated. The summary historical consolidated financial information is presented in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and the unaudited consolidated interim financial statements for each of the three-month periods ended March 31, 1996 and 1997, incorporated by reference in the accompanying Prospectus. For a discussion of the principal differences between GAAP and U.S. generally accepted accounting principles, see Note 25 to the Consolidated Financial Statements. The historical consolidated financial information for each of the years in the five-year period ended December 31, 1996 are derived from consolidated financial statements of PCS audited by Deloitte & Touche. The historical consolidated financial information for each of the three-month periods ended March 31, 1996 and 1997 are derived from the unaudited consolidated interim financial statements of PCS incorporated by reference in the Prospectus. The three-month results are not necessarily indicative of the results that may be expected for any other period or a full year. The pro forma income statement data for the year ended December 31, 1996 gives effect to the acquisition of Arcadian Corporation (the "Arcadian Acquisition") as if it had occurred at the beginning of such period. The pro forma financial information does not purport to be indicative of PCS's results of operations that would actually have been obtained if the Arcadian Acquisition had been completed on such date or to project PCS's results of operations at any future date or for any future period.

                             THREE MONTHS                               YEAR ENDED DECEMBER 31,
                            ENDED MARCH 31,      ---------------------------------------------------------------------
                         ---------------------   PRO FORMA
                          1997(1)      1996        1996        1996       1995(2)      1994        1993        1992
                         ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                          (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Net sales..............    464,834     366,871   2,604,608   1,403,868     856,080     363,117     212,193     214,083
Operating income.......     90,513      87,122     580,672     299,492     224,249      98,475      56,869      50,587
Net income.............     56,365      63,678     353,687     209,036     159,486      91,219      44,697      39,875
Net income per share...       1.18        1.40        6.60        4.59        3.68        2.12        1.13        1.03
FINANCIAL POSITION DATA (AT END OF
  PERIOD):
Working capital........    334,974     210,919                 278,801     136,078     103,281      36,985      70,912
Total assets...........  4,446,617   2,525,099               2,494,387   2,581,817   1,027,766   1,036,490     915,049
Long-term debt.........  1,365,791     714,417                 619,963     714,498       2,000      20,128      48,900
Shareholders' equity...  2,021,247   1,295,573               1,405,496   1,241,875     964,334     903,719     809,460
OTHER FINANCIAL DATA:
Operating cash flow....     82,565      68,644                 296,186     233,483     150,705      49,773      57,416
Capital expenditures...     25,282       8,384                  58,939      39,596      16,751      15,796       9,872
Ratio of earnings to
  fixed charges(3).....       5.36        5.51        5.04        5.48        4.67       14.20        5.03        4.54

---------------
Notes:

(1) The Company acquired Arcadian Corporation on March 6, 1997.
(2) The Company acquired Texasgulf Inc. in April 1995 and White Springs Agricultural Chemicals, Inc. in October 1995.
(3) For the purpose of computing the ratio of earnings to fixed charges (a) earnings have been calculated by adding income taxes and fixed charges to net income, and (b) fixed charges consist of the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                                   CAPITALIZATION

     The following table sets forth the consolidated capitalization of PCS at March 31, 1997, and as adjusted to give effect to the issuance and sale of the Notes and application of the estimated net proceeds therefrom as if such issuance and sale and application of proceeds had occurred on March 31, 1997.

                                                                         AT MARCH 31, 1977
                                                                     --------------------------
                                                                       (THOUSANDS OF DOLLARS)
                                                                            (UNAUDITED)
                                                                     OUTSTANDING    AS ADJUSTED
                                                                     -----------    -----------
Cash..............................................................   $    81,035    $    78,075(1)
                                                                       =========      =========
Short-term debt...................................................   $   140,000    $   140,000
                                                                       =========      =========
Long-term obligations under capital leases........................   $     1,391    $     1,391
Long-term debt
     Existing credit facility.....................................     1,320,000        920,000
     Notes offered hereby.........................................             0        400,000
     Senior notes.................................................           900            900
     Industrial revenue and pollution control obligations.........        43,800         43,800
                                                                     -----------    -----------
          Total Long-term Obligations.............................     1,366,091      1,366,091
                                                                     -----------    -----------
Shareholders' Equity
Share capital
     Unlimited authorization of common shares; issued and
      outstanding: 53,662,876 shares..............................     1,204,192      1,204,192
Contributed surplus...............................................       336,486        336,486
Retained earnings.................................................       480,569        480,569
                                                                     -----------    -----------
          Total Shareholders' Equity..............................     2,021,247      2,021,247
                                                                     -----------    -----------
               Total Capitalization...............................   $ 3,387,338    $ 3,387,338
                                                                       =========      =========

---------------

(1) Cash has been adjusted to reflect estimated expenses of $360,000 and Underwriters' discounts and commissions of 0.65% of the aggregate principal amount of the Notes.

                                USE OF PROCEEDS

     The net proceeds to PCS from the sale of the Notes will be used to repay borrowings outstanding under the Term Credit Agreement between The Bank of Nova Scotia (and other financial institutions) and PCS (the "Borrowings"). The outstanding Borrowings presently bear an interest rate of approximately 6.0% and are renewable every 364 days with the consent of the lenders. If not renewed they will be repayable in 20 quarterly installments each equal to 1% of the principal outstanding with a final payment of the remaining principal due after five years. The proceeds of the Borrowings were used to retire existing debt of PCS and to finance the acquisition and refinancing of Arcadian Corporation.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes (referred to in the Prospectus as "Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of Securities set forth in the Prospectus, to which description reference is hereby made. The following statements relating to the Notes and the Indenture between PCS and Bank of The Nova Scotia Trust Company of New York (the "Indenture
Trustee"), dated as of             , 1997 (the "Indenture"), are summaries of
provisions contained therein and do not purport to be complete. Such statements are qualified by reference to the provisions of the Indenture, including the definitions therein of certain terms. (Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.)

GENERAL

     The Notes will be issued under the Indenture, and will be limited in this series to an aggregate principal amount of $400,000,000. The Notes will mature
on             , 20  (the "Maturity Date"). The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund provisions. The Notes will only be issued in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Book-Entry System."

     The Notes will be direct obligations of PCS and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of PCS. The Notes will be effectively subordinated to the prior claims of each secured lender to PCS to the extent of the security that secures such lender's loan. As of April 30, 1997, such loans aggregated approximately $1,367,000. Subject to certain limitations set forth in the Indenture and as described under "Description of Securities -- Certain Covenants" and "-- Merger, Consolidation or Sale" in the Prospectus, the Indenture permits PCS to incur additional secured and unsecured indebtedness.

     Reference is made to "Description of Securities -- Certain Covenants" in the Prospectus for a description of the covenants applicable to the Notes. Compliance with such covenants generally may not be waived by the Indenture Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; provided, however, that the defeasance and covenant defeasance provisions in the Indenture described under "Description of Securities -- Discharge, Defeasance and Covenant Defeasance" in the Prospectus will apply to the Notes. Notices and demands to or upon PCS in respect of the Notes may be served at Potash Corporation of Saskatchewan Inc., 122 -- 1st Avenue South, Saskatatoon, Saskatchewan, Canada S7K 7G3, attention:
Sr. Vice President, Finance & Treasurer.

     Except as described under "Description of Securities -- Merger, Consolidation or Sale" in the Prospectus, the Indenture does not contain any other provisions that would limit the ability of PCS to incur indebtedness or that would afford Holders of the Notes protection in the event of (a) a highly leveraged or similar transaction involving PCS, or (b) a reorganization, restructuring, merger or similar transaction involving PCS that may adversely affect the Holders of the Notes. In addition, subject to the limitations set forth under "Description of Securities -- Certain Covenants" and "-- Merger, Consolidation or Sale" in the Prospectus, PCS may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of PCS with another entity that would increase the amount of PCS's indebtedness or substantially reduce or eliminate PCS's assets, which may have an adverse effect on PCS's ability to service its indebtedness, including the Notes.

PRINCIPAL AND INTEREST

     The Notes will bear interest at the rate set forth on the cover page of
this Prospectus Supplement from             , 1997, or the most recent Interest
Payment Date to which interest has been paid or provided for, payable
semi-annually in arrears on each      and      , commencing             , 1997
(each, an "Interest Payment Date"), and on the applicable Maturity Date to the persons (the "Holders") in whose names the applicable Notes are registered in the securities register applicable to the Notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a Business Day (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months, and paid in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     The principal of Notes payable on the applicable Maturity Date will be paid against presentation and surrender of such Notes at the corporate trust office of the Indenture Trustee, located initially at One Liberty Plaza, New York, N.Y. 10006, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     If any Interest Payment Date or a Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or such Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close.

BOOK-ENTRY SYSTEM

     The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers of interests with respect to the Notes. The Notes will be issued in the form of Global Securities, which will be deposited with, or on behalf of, DTC and will be registered in the name of Cede & Co., as nominee of DTC. Unless and until exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, a Global Security may not be transferred except as a whole (a) by DTC to a nominee of DTC, (b) by a nominee of DTC to DTC or another nominee of DTC or (c) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     Ownership of beneficial interests in the Global Securities will be limited to persons that have accounts with DTC for the Global Securities ("Participants") or persons that may hold interests through Participants. Upon the issuance of the Global Securities, DTC will credit, on its book-entry registration and transfer system, Participants' accounts with the respective principal amounts of the Notes represented by the Global Securities beneficially owned by such Participants. Ownership of beneficial interests in the Global Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Securities.

     So long as DTC or its nominee is the registered owner of the Global Securities, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Securities for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Securities will not be entitled to have Notes represented by the Global Securities registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form, and will not be considered the registered owners or Holders of any Notes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Securities must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. PCS understands that under existing industry practices, if PCS requests any action of Holders or if an owner of a beneficial interest in the Global Securities desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action, or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on interests in the Global Securities will be made to DTC, or its nominee, as the case may be, as the registered owner of the Global Securities. None of PCS, the Indenture Trustee or any other agent of PCS or agent of the Indenture Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     PCS expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Securities, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Securities as shown on the records of DTC. PCS also expects that payments by Participants to owners of beneficial interests in the Global Securities held through such Participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If DTC is at any time unwilling or unable to continue as depository for the Notes and PCS fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, PCS will issue the Notes in definitive form in exchange for the Global Securities. Any Notes issued in definitive form in exchange for the Global Securities will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Indenture Trustee. It is expected that such instructions will be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in the Global Securities.

     The following is based on information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations (collectively, "Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by PCS in immediately available funds, so long as DTC continues to make its Same-Day Funds Settlement System available to PCS.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                 CREDIT RATINGS

     The following table sets forth the credit ratings of the Notes by the rating agencies indicated:

                                                                                 RANKING WITHIN
                                                                               RATING CATEGORIES
                                                                                     OF THE
                            RATING AGENCY                            RATING      RATING AGENCY
    --------------------------------------------------------------   -------   ------------------
    Moody's Investors Service.....................................    Baa2          4th of 9
    Standard & Poor's Rating Services.............................     BBB          4th of 9

     Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities rated inasmuch as such ratings do not comment on market price or suitability for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, PCS is under no obligation to update this Prospectus Supplement.

                       CERTAIN INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material Canadian and United States federal tax considerations that may be relevant to initial purchasers of the Notes of acquiring, owning and disposing of the Notes and, to the limited extent discussed below under "Certain United States Federal Income Tax Considerations -- Market Discount" and "-- Amortizable Premium," to subsequent holders of the Notes. This summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any person purchasing and holding the Notes pursuant to this Prospectus Supplement. This discussion does not purport to deal with all aspects of Canadian and United States federal income taxation that may be relevant to a decision to acquire, hold or dispose of the Notes and does not take into account Canadian provincial or territorial tax laws, United States state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. The following is based on the Canadian and United States federal income tax laws and the regulations, administrative rulings and practice and judicial decisions thereunder as in effect on the date of this Prospectus Supplement, which are subject to change.

     EACH INVESTOR IS URGED TO CONSULT WITH SUCH INVESTOR'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF ACQUIRING, OWNING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Arent Fox Kintner Plotkin & Kahn, U.S. counsel to PCS, the following summarizes the principal United States federal income tax considerations applicable to a U.S. Investor of acquiring, owning and disposing of Notes offered pursuant to this Prospectus Supplement. This discussion applies only to U.S. Investors who hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address the United States federal income tax consequences that may be relevant to particular classes of U.S. Investors who are subject to special treatment under the United States federal income tax law, including, but not limited to, dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold the Notes as a "hedge" or as part of a "straddle" or "conversion transaction" and persons owning 10% or more of the voting shares of PCS.

     Taxation of Interest Including Additional Amounts. Interest (including any Additional Amounts, as defined in the Prospectus) payable on the Notes generally will be taxable to a U.S. Investor as ordinary income at the time it accrues or is received in accordance with the U.S. Investor's method of accounting for United States federal income tax purposes. In the event that any Canadian withholding tax is imposed on the payment of interest (including Additional Amounts), a U.S. Investor generally may elect to claim either a deduction or, subject to certain limitations, a credit in computing its United States federal income tax liability for such Canadian withholding tax.

     Market Discount. The income which a U.S. Investor who acquires a Note subsequent to the initial offering at a "market discount" must recognize may be affected by the market discount provisions of the Code. Debt instruments, such as the Notes, are considered to have been purchased at a market discount if, subsequent to their original issuance, they are purchased at a price below their stated redemption price at maturity. Under the market discount rules, if a U.S. Investor purchases a Note at a market discount in excess of a statutorily-defined de minimis amount and thereafter disposes of the Note (by sale, retirement, or otherwise, including certain transactions in which gain ordinarily would not be recognized), the U.S. Investor's gain on the disposition generally will be treated as ordinary income to the extent of the accrued market discount, unless the U.S. Investor elects to include the market discount in income as it accrues.

     Amortizable Premium. If a U.S. Investor purchases a Note and immediately after the purchase its adjusted basis for the Note exceeds the sum of all amounts, other than qualified stated interest, payable on the instrument after the purchase date, the Note has "bond premium." A U.S. Investor may elect to amortize such bond premium over the remaining term of such Note, in which case generally the amount of interest that must be included in the U.S. Investor's income will be reduced by a ratable portion of the bond premium. If such an election is made to amortize the bond premium, the U.S. Investor's basis in the Note will be decreased by the bond premium as it is amortized. If an election to amortize bond premium is not made, the bond premium will decrease the gain or increase the loss otherwise recognized by the U.S. Investor upon the sale or other disposition or retirement of the Note.

     Sale, Exchange, Redemption or Repayment of the Notes. Upon the disposition of a Note by sale, exchange, redemption or repayment, a U.S. Investor generally will recognize gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest not previously included in income, which amounts will be taxable as ordinary income), and the U.S. Investor's tax basis in the Notes. Such gain or loss (except to the extent that the market discount rules otherwise provide) generally will constitute capital gain or loss and will be long-term capital gain or loss if such U.S. Investor has held such Security for more than one year.

     Back-up Withholding. Under the United States back-up withholding rules, a tax may be imposed at the rate of 31% on payments in respect of a Note. These back-up withholding rules may apply unless the payee (a) is a corporation or other exempt recipient and, if required, demonstrates its status as such; or (b) provides a United States taxpayer identification number ("TIN"), certifies that the TIN provided is correct and that the holder has not been notified by the Internal Revenue Service that it is subject to back-up withholding due to the under-reporting of interest or dividends, and otherwise complies with the applicable requirements of the back-up withholding rules. Any amounts withheld under the back-up withholding rules will be allowed as a refund or credit against such payee's United States federal income tax liability provided that the required information is furnished to the Internal Revenue Service. U.S. Investors should consult their own tax advisors as to the application of the United States back-up withholding rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Goodman Phillips & Vineberg S.E.N.C. (Montreal), Canadian tax counsel to PCS, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Act") generally applicable to the acquisition, ownership and disposition of Notes by an investor who throughout the period during which the investor owns Notes (a) is not resident in Canada for the purposes of the Act and who is a resident of the United States for the purposes of the Code and the Canada-United States Income Tax Convention (the "Convention"); (b) holds the Notes as capital property; (c) deals at arm's length with PCS; and (d) does not ever use or hold, and is not deemed to ever use or hold, such Notes in, or in the course of, carrying on a business in Canada (including that of providing independent personal services in Canada) and, in the case of a nonresident insurer, the Notes are not "designated insurance properties" under proposed amendments to the Act and are, in addition, not effectively connected with an insurance business carried on in Canada (a "U.S. Holder").

     This summary assumes that throughout the period the Notes are outstanding, PCS will deal with DTC and the U.S. Holder at arm's length within the meaning of the Act and that PCS will not, under any circumstances, be obliged to pay more than 25% of the aggregate principal amount of a particular series of the Notes within five years from the later of the date of issue or the date funds are advanced, except in the event of a default under the terms of the Notes of such series or of any agreement relating thereto or if the terms of the Notes of the particular series or any such agreement become unlawful or are changed by legislative, judicial or certain administrative action. For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

     The payment by PCS of interest, principal or premium on the Notes to a U.S. Holder will be exempt from Canadian withholding tax. No other tax on income (including capital gains) will by payable under the Act in respect of the holding or disposition of the Notes or the receipt of interest or premium thereon by U.S. Holders. As mentioned in the opening paragraph of this section entitled "Certain Income Tax Considerations," the above discussion is a summary of the material Canadian federal income tax considerations and does not purport to deal with all aspects of Canadian income taxation. For example, the foregoing does not address the income tax consequences and implications to a U.S. Holder of (a) defeasance and covenant defeasance by PCS pursuant to Article 14 of the Indenture which is summarized under "Description of Securities -- Discharge, Defeasance and Covenant Defeasance" in the Prospectus and accordingly no opinion is expressed as to the applicability of withholding tax to, or income tax treatment of, any payments that may thereby or thereafter be received by U.S. Holders; or (b) a successor entity assuming the payments under the Notes as described under
Article 8 of the Indenture as summarized in the "Description of Securities -- Merger, Consolidation or Sale" in the Prospectus and accordingly no opinion is expressed as to the applicability of any withholding tax to, or the income tax treatment of, any payments that may thereby or thereafter be received by U.S. Holders.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Terms
Agreement dated June   , 1997, which incorporates by reference the underwriting
agreement dated June   , 1997 (collectively, the "Underwriting Agreement"),
between Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. (collectively, the "Underwriters") and PCS, the Underwriters have severally agreed to purchase, and PCS has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the name of such Underwriter below:

                                                                              PRINCIPAL
                                                                              AMOUNT OF
                                 UNDERWRITERS                                   NOTES
    ----------------------------------------------------------------------   ------------
    Smith Barney Inc. ....................................................   $
    Donaldson, Lufkin & Jenrette Securities Corporation...................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.............................................
    J.P. Morgan Securities Inc. ..........................................
                                                                             ------------
                                                                             $400,000,000
                                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that they may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Notes offered hereby if any are purchased under the Underwriting Agreement.

     The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such public offering price less a concession not in
excess of      % of the principal amount. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of      % of the principal
amount to other dealers. After the initial public offering, the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.

     PCS has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. PCS has been informed by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from PCS in the offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and the activities, if commenced, may be discontinued at any time. The transactions may be effected in the over-the-counter market or otherwise.

     The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each Underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar arrangement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

     Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and certain of the other Underwriters have provided investment banking services to PCS in the past. In addition, Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities, Inc., is a lender under PCS's Term Credit Agreement and is expected to receive a portion of the net proceeds form this offering as repayment of borrowings outstanding under the Term Credit Agreement.

                                 LEGAL MATTERS

     The legality of the Notes will be passed upon by Robertson Stromberg, Saskatchewan counsel to PCS. Certain matters involving the laws of the United States will be passed upon by Arent Fox Kintner Plotkin & Kahn, U.S. counsel to PCS. Certain matters involving the tax laws of Canada will be passed upon by Goodman Phillips & Vineberg S.E.N.C. (Montreal), Canadian tax counsel to PCS. Certain matters involving United States laws will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP (New York, New York) on behalf of the Underwriters.

[POTASH LOGO]      POTASH CORPORATION OF SASKATCHEWAN INC.

                                DEBT SECURITIES

     Potash Corporation of Saskatchewan Inc. ("PCS") may from time to time offer its debt securities ("Securities") up to an aggregate initial offering price not to exceed the equivalent of $1,000,000,000, in separate series, in amounts and at prices and on terms determined by market conditions at the time of the sale. The Securities may be denominated in U.S. dollars or in any other currency, currency units or composite currencies as may be designated by PCS.

     The designation, aggregate principal amount, maturity date, public offering price, interest rate or rates (which may be fixed or variable) or the method by which such rate or rates are determined and timing of payments of interest, if any, provision for redemption, sinking fund requirements, if any, any other variable terms and the method of distribution in connection with the offering of Securities in respect of which this Prospectus is being delivered, will be set forth in a Prospectus Supplement relating thereto. The Prospectus Supplement will contain information, where applicable, relating to certain U.S. and Canadian federal income taxes relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     PCS may sell Securities to or through underwriters or groups of underwriters or dealers, and also may sell Securities to one or more other purchasers, directly or through agents. See "Plan of Distribution." The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any Securities offered thereunder, the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, dealers or agents.

                  THE DATE OF THIS PROSPECTUS IS MAY 30, 1997.

                             AVAILABLE INFORMATION

     PCS is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains a site on the World Wide Web that contains documents filed electronically with the Commission. The address of the Commission's web site is http://www.sec.gov, and the materials filed electronically by PCS may be inspected at such site. In addition, the materials filed by PCS at the New York Stock Exchange may be inspected at the Exchange's offices, 20 Broad Street, New York, New York 10005.

     PCS has filed a Registration Statement on Form S-3 with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), concerning the Securities. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, or in any document incorporated by reference herein, as to the contents of any document are summaries of such documents and are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or such other document, each such statement being hereby qualified in all respects by such reference. The Registration Statement, including the exhibits thereto, is on file at the offices of the Commission and may be inspected and copied as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     PCS incorporates by reference herein the following documents, which have been filed with the Commission pursuant to the Exchange Act (File No. 1-10351):

          (a) PCS's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) PCS's Current Report on Form 8-K, dated March 20, 1997, as amended by the Current Report on Form 8-K/A dated May 15, 1997, for the event dated March 6, 1997; and

          (c) PCS's Quarterly Report on Form 10-Q for the three months ended March 31, 1997.

     All documents and reports filed by PCS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports.

     Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference) are available, without charge, to any person to whom this Prospectus is delivered, upon written or oral request to Potash Corporation of Saskatchewan Inc., Suite 500, 122-1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, telephone
(306) 933-8500 (Attention: Corporate Secretary).

                   ENFORCEABILITY OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

     PCS is a corporation organized under the laws of the Province of Saskatchewan, Canada. Certain of the directors and executive officers of PCS are residents of Canada, and certain of the experts named in this Prospectus are residents of Canada. Substantial portions of the assets of PCS and its direct and indirect subsidiaries and such individuals and experts are located outside of the United States. As a result, it may be difficult or impossible for persons who purchase the Securities to effect service of process upon such persons within the United States in connection with matters arising under the United States federal securities laws or to enforce against them in United States courts judgments of United States courts predicated upon the civil liability provisions of the United States federal securities laws. There is some doubt as to the enforceability in Canada in original actions, or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the United States federal securities laws. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in Canada.

                        FINANCIAL STATEMENT PRESENTATION

     Although PCS presents its financial statements in United States dollars, its financial statements and financial data derived therefrom presented in this Prospectus and in the documents incorporated by reference herein (other than pro forma information) have been prepared in accordance with generally accepted accounting principles in Canada ("GAAP"), and thus may not be comparable to financial statements of United States companies. For a reconciliation of GAAP to generally accepted accounting principles in the United States as applied to the consolidated financial statements of PCS for the three years ended December 31, 1996 (the "Consolidated Financial Statements"), see Note 25 to the Consolidated Financial Statements which are incorporated by reference herein.

                                  THE COMPANY

     The Company is one of the world's largest integrated fertilizer companies with significant market share in each of the three primary fertilizer products -- potash, phosphate and nitrogen. In 1996, PCS's potash production represented 15% of global production, 23% of global potash capacity and an estimated 41% of global potash excess capacity. The Company is the third largest producer of phosphates worldwide by capacity, currently representing approximately 9% of world production and 7% of world capacity. The Company believes its potash and phosphate reserves to be the largest in North America.

     On March 6, 1997, the Company acquired all of the outstanding capital stock of Arcadian Corporation in exchange for cash of $555 million and 8,030,236 common shares of PCS. Since acquiring Arcadian Corporation, the Company has become the largest producer and marketer of nitrogen fertilizer and chemical products in the Western hemisphere. Arcadian Corporation now operates under the name PCS Nitrogen, Inc. In 1996, sales of Arcadian Corporation were divided approximately 60% to agricultural customers and 40% to industrial customers.

     The Company's products are used for agricultural and industrial purposes as well as for food ingredients. The Company produces and sells potash, solid phosphate fertilizers (principally diammonium phosphate ("DAP")), liquid phosphate fertilizers, phosphate feed supplements, purified phosphoric acid, ammonia, urea, ammonium nitrate, nitric acid and nitrogen solutions. The Company produces potash from six mines in Saskatchewan (five of which it owns and operates), one in New Brunswick and one in Utah. The Company operates the world's largest vertically integrated phosphate mine and processing plant, which is located in North Carolina, a phosphate mine and two chemical plant complexes in northern Florida and seven phosphate feed plants in the United States. In addition, the Company manufactures, processes and distributes fertilizer and other agricultural supplies from plants located in Florida, Georgia and Alabama. As a result of the acquisition of Arcadian Corporation, the Company acquired eight sites dedicated to the production of nitrogen-related products, one of which also produces phosphate-related products.

     The mailing address of the Company's principal executive offices is Suite 500, 122-1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, and its telephone number is (306) 933-8500. In this Prospectus, the "Company" means Potash Corporation of Saskatchewan Inc., its predecessors and its direct and indirect subsidiaries, unless the context otherwise indicates.

                             FINANCIAL INFORMATION

     The following sets forth selected historical and pro forma consolidated financial information of PCS for the periods indicated. The summary historical consolidated financial information is presented in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and the unaudited consolidated interim financial statements for each of the three-month periods ended March 31, 1996 and 1997, incorporated by reference herein. For a discussion of the principal differences between GAAP and U.S. generally accepted accounting principles, see Note 25 to the Consolidated Financial Statements. The historical consolidated financial information for each of the years in the five-year period ended December 31, 1996 are derived from consolidated financial statements of PCS audited by Deloitte & Touche. The historical consolidated financial information for each of the three-month periods ended March 31, 1996 and 1997 are derived from the unaudited consolidated interim financial statements of PCS incorporated by reference herein. The three-month results are not necessarily indicative of the results that may be expected for any other period or a full year. The pro forma income statement data for the year ended December 31, 1996 gives effect to the acquisition of Arcadian Corporation (the "Arcadian Acquisition") as if it had occurred at the beginning of such period. The pro forma financial information does not purport to be indicative of PCS's results of operations that would actually have been obtained if the Arcadian Acquisition had been completed on such date or to project PCS's results of operations at any future date or for any future period.

                                             THREE
                                         MONTHS ENDED                              YEAR ENDED DECEMBER 31,
                                           MARCH 31,         -------------------------------------------------------------------
                                     ---------------------   PRO FORMA
                                      1997(1)      1996        1996        1996       1995(2)      1994        1993       1992
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   -------
                                                     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Net sales..........................    464,834     366,871   2,604,608   1,403,868     856,080     363,117     212,193   214,083
Operating income...................     90,513      87,122     580,672     299,492     224,249      98,475      56,869    50,587
Net income.........................     56,365      63,678     353,687     209,036     159,486      91,219      44,697    39,875
Net income per share...............       1.18        1.40        6.60        4.59        3.68        2.12        1.13      1.03
FINANCIAL POSITION DATA
  (AT END OF PERIOD):
Working capital....................    334,974     210,919                 278,801     136,078     103,281      36,985    70,912
Total assets.......................  4,446,617   2,525,099               2,494,387   2,581,817   1,027,766   1,036,490   915,049
Long-term debt.....................  1,365,791     714,417                 619,963     714,498       2,000      20,128    48,900
Shareholders' equity...............  2,021,247   1,295,573               1,405,496   1,241,875     964,334     903,719   809,460
OTHER FINANCIAL DATA:
Operating cash flow................     82,565      68,644                 296,186     233,483     150,705      49,773    57,416
Capital expenditures...............     25,282       8,384                  58,939      39,596      16,751      15,796     9,872
Ratio of earnings to fixed
  charges(3).......................       5.36        5.51        5.04        5.48        4.67       14.20        5.03      4.54

---------------
Notes:

(1) The Company acquired Arcadian Corporation on March 6, 1997.

(2) The Company acquired Texasgulf Inc. in April 1995 and White Springs Agricultural Chemicals, Inc. in October 1995.

(3) For the purpose of computing the ratio of earnings to fixed charges (a) earnings have been calculated by adding income taxes and fixed charges to net income, and (b) fixed charges consist of the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                                USE OF PROCEEDS

     Except as otherwise provided in an applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be added to PCS's funds to be used for general corporate purposes, including working capital, capital expenditures and the repayment of debt outstanding from time to time. Pending such application, such net proceeds may be invested in short-term marketable securities. Specific information about the use of proceeds from the sale of Securities will be set forth in the applicable Prospectus Supplement. PCS may from time to time incur additional indebtedness other than through the offering of Securities pursuant to this Prospectus.

                           DESCRIPTION OF SECURITIES

     The Securities will be issued under an indenture (the "Indenture") between PCS and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Indenture Trustee"). A form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Indenture Trustee at One Liberty Plaza, New York, N.Y. 10006. The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made under this heading relating to the Securities and the Indenture are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indenture and the Securities. All Section references herein are to Sections of the Indenture, which are incorporated herein by reference. Capitalized terms used but not defined have the respective meanings set forth in the Indenture.

GENERAL

     The Securities will be direct unsecured obligations of PCS and will rank equally with all other unsecured and unsubordinated indebtedness of PCS. The Securities may be issued in one or more series, in each case as established from time to time by PCS or as established in the Indenture or in one or more indentures supplemental to the Indenture. All Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Securities of such series, for issuance of additional Securities of such series (Section 301).

     The Indenture provides that there may be more than one Indenture Trustee thereunder, each with respect to one or more series of Securities. Any Indenture Trustee under the Indenture may resign or be removed with respect to one or more series of Securities, and a successor Indenture Trustee may be appointed to act with respect to such series (Section 608). If two or more persons are acting as Indenture Trustee with respect to different series of Securities, each such Indenture Trustee will be an Indenture Trustee of a trust under the Indenture separate and apart from the trust administered by any other Indenture Trustee (Section 609). In general, any action to be taken by an Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Securities for which it is Indenture Trustee under the Indenture.

     The Prospectus Supplement relating to the series of Securities being offered will contain the specific terms thereof, including:

          (a) The designation of such Securities.

          (b) The aggregate principal amount of such Securities.

          (c) The percentage of the principal amount at which such Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or the method by which any such portion will be determined.

          (d) The date or dates, or the method for determining such date or dates, on which the principal of such Securities will be payable.

          (e) The rate or rates (which may be fixed or variable), or the method by which such rate or rates will be determined, at which such Securities will bear interest.

          (f) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates will be determined, the persons to whom such interest will be payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months.

          (g) The place or places where the principal of (and premium, if any) and interest on such Securities will be payable, where such Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon PCS in respect of such Securities and the Indenture may be served.

          (h) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities may be redeemed, as a whole or in part, at the option of PCS, if PCS is to have such an option.

          (i) The obligation, if any, of PCS to redeem, repay or purchase such Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation.

          (j) If other than U.S. dollars, the currency or currencies in which such Securities are denominated and payable, which may be another currency or units of two or more other currencies or a composite currency or currencies, and the terms and conditions relating thereto.

          (k) Whether the amount of payments of principal of (and premium, if any) or interest on such Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts will be determined.

          (l) The Events of Default or covenants of such Securities, to the extent different from those described herein.

          (m) Whether such Securities will be issued in certificated or book-entry form.

          (n) Whether such Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto.

          (o) The applicability, if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof.

          (p) Any other terms, conditions, rights and preferences of such Securities (Section 301).

     The Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     The Prospectus Supplement for each offering of Securities may add to or change statements contained in this Prospectus. Except as may be set forth in any Prospectus Supplement, the Securities will not contain any provisions that would limit the ability of PCS to incur unsecured indebtedness or that would afford holders of Securities protection in the event of a highly leveraged or similar transaction involving PCS or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of PCS that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION OF TRANSFER

     Unless specified in the applicable Prospectus Supplement, the Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     The principal of (and applicable premium, if any) and interest on any series of Securities will be payable at the corporate trust office of the Indenture Trustee, which initially will be One Liberty Plaza, New York, New York 10006; provided that, at the option of PCS, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable register for such Securities or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Indenture Trustee, notice whereof will be given to the holder of such Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

     Subject to certain limitations imposed upon Securities issued in book-entry form, the Securities of any series will be exchangeable for other Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Securities at the corporate office of the Indenture Trustee. In addition, subject to certain limitations imposed upon Securities issued in book-entry form, the Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the Indenture Trustee. Every Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Securities, but PCS may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Indenture Trustee) initially designated by PCS with respect to any series of Securities, PCS may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that PCS will be required to maintain a transfer agent in each place of payment for such series. PCS may at any time designate additional transfer agents with respect to any series of Securities (Section 1002).

     Neither PCS nor the Indenture Trustee will be required to (a) issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before any selection of Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption, (b) register the transfer of or exchange any Security, or portion thereof, called for redemption, except the unredeemed portion of any Security being redeemed in part, or (c) issue, register the transfer of or exchange any Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     PCS will be permitted to amalgamate or consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either PCS will be the continuing entity, or the successor entity (if other than PCS) formed by or resulting from any such amalgamation, consolidation or merger or which will have received the transfer of such assets is an entity organized and existing under the laws of the United States or any state thereof or the District of Columbia or Canada or any province thereof and will expressly assume payment of the principal of (and premium, if any) and interest on all of the Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, will have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions will be delivered to the Indenture Trustee (Sections 801 and 804).

CERTAIN COVENANTS

     Additional Amounts. Payments made by PCS under or with respect to the Securities will be free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge of any nature whatsoever imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Taxes"), unless PCS is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If PCS is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, PCS will pay such additional interest ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") (a) with which PCS does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or (b) which is subject to such Taxes by reason of its being connected with Canada or any province or any territory thereof otherwise than by the mere holding of Securities or the receipt of payments thereunder. PCS will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. PCS will furnish to the Holders of the Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by PCS. PCS will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (a) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities, (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (c) any Taxes imposed with respect to any reimbursement under (a) or (b) in this sentence, but excluding any such Taxes on such Holder's net income.

     At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if PCS will be obligated to pay Additional Amounts with respect to such payment, PCS will deliver to the Trustee an Officer's Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Wherever in this Prospectus or a Prospectus Supplement there is mentioned the payment of the principal of (or premium, if any) or interest on, or in respect of, any Security of any series or payment of any related coupon or the net proceeds received on the sale or exchange of any Security of any series, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     The obligations of PCS to pay Additional Amounts if and when due will survive the termination of the Indenture and the payment of all amounts under or with respect to the Securities (Section 1009).

     Limitation on Liens. PCS may not, and may not permit any Subsidiary of PCS to, incur any Lien on or with respect to any of the Principal Property of PCS or any such Subsidiary owned on or acquired after the date of the Indenture to secure Debt without making, or causing such Subsidiary to make, effective provision for securing the Securities equally and ratably with such Debt or, in the event such Debt is subordinate in right of payment to the Securities, prior to such Debt, as to such Principal Property for so long as such Debt will be so secured. The foregoing restrictions will not apply to Liens in respect of Debt existing on the date of the Indenture, to Liens on or with respect to property that is not Principal Property, or to (a) Liens securing only Securities; (b) Liens in favor of PCS or any of its Subsidiaries; (c) Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation of the financing of such acquisition);

(d) Liens to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of property used in the business of PCS or any of its Subsidiaries and subject to such Liens, provided that (i) the principal amount of any Debt secured by such Lien does not exceed 100% of such purchase price or cost, (ii) such Lien does not extend to or cover any other property other than such property and any such improvements, and (iii) such Debt is incurred within 270 days of such purchase, construction or improvement; (e) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with PCS or any of its Subsidiaries that were not created in anticipation of the acquisition of such Person, provided that such Lien does not extend to or cover any property other than that of the Person so merged, amalgamated or consolidated; (f) Liens on any Principal Property in favor of a governmental body to secure partial progress, advance or other payments pursuant to any contract or statute of such governmental body; and (g) Liens to secure Debt incurred to extend, renew, refinance, replace or refund (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, (i) any secured Debt existing on the date of this Indenture, or (ii) any Debt secured by any Lien referred to in the foregoing clauses, so long as in each such case the Lien does not extend to any other property and the Debt so secured is not increased other than for reasonable costs related to such extension, renewal, refinancing, replacement or refunding.

     In addition to the foregoing, PCS and its Subsidiaries may incur a Lien or Liens to secure Debt (excluding Debt secured by Liens permitted under the foregoing exceptions) the aggregate amount of which, including Attributable Debt in respect of Sale and Leaseback Transactions, does not exceed 10% of Consolidated Net Tangible Assets. PCS and its Subsidiaries may also incur a Lien or Liens to secure any Debt incurred pursuant to a Sale and Leaseback Transaction, without securing the Securities equally and ratably with or prior to such Debt, as applicable, provided that such Sale and Leaseback Transaction is permitted by the provisions of the Indenture described below in clauses (b) and (c) under "-- Limitation on Sale and Leaseback Transactions" (Section 1010).

     Limitation on Sale and Leaseback Transactions. PCS may not, and may not permit any Subsidiary of PCS to, enter into any Sale and Leaseback Transaction with respect to any Principal Property (except for a period, including renewals, not exceeding 36 months) unless (a) at the time of entering into such Sale and Leaseback Transaction, PCS or such Subsidiary would be entitled to incur Debt, in a principal amount equal to the Attributable Debt in respect of such Sale and Leaseback Transaction, secured by a Lien, without equally and ratably securing the Securities; (b) PCS or such Subsidiary applies, within 12 months after the sale or transfer, an amount equal to the greater of (i) the net proceeds of the Principal Property sold pursuant to the Sale and Leaseback Transaction, or (ii) the fair value (in the opinion of an executive officer of PCS) of such Principal Property to the acquisition of or construction on property used or to be used in the ordinary course of business of PCS or a Subsidiary of PCS, and PCS shall have elected to designate such amount as a credit against such Sale and Leaseback Transaction; or (c) PCS or such Subsidiary applies, within 12 months after the sale or transfer, an amount equal to the net proceeds of the Principal Property sold pursuant to the Sale and Leaseback Transaction to the voluntary defeasance or retirement of Debt, which amount will not be less than the fair value (in the opinion of an executive officer of PCS) of such Principal Property less an amount equal to the principal amount of such Debt voluntarily defeased or retired by PCS or such Subsidiary within such 12-month period and not designated as a credit against any other Sale and Leaseback Transaction (Section
1011).

     Notwithstanding the foregoing, in no event shall PCS be required to defease or retire, in the aggregate with respect to any and all such transactions, more than 25% of the original aggregate principal amount of a series of the Securities on or prior to the fifth anniversary of the Issue Date thereof. If the aggregate net proceeds that would be otherwise required to defease or retire Securities on or prior to the fifth anniversary of the Issue Date would exceed 25% of the original aggregate principal amount of such series (such excess being "25% Excess Proceeds"), then promptly after such fifth anniversary PCS shall defease or retire Securities in an amount equal to the 25% Excess Proceeds. Pending such defeasing or retiring of Securities, the 25% Excess Proceeds shall be invested and maintained in Permitted Short-Term Investments and PCS shall not distribute such proceeds in respect of its shares (Section 1011).

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Security of such series; (b) default in the payment of principal of (or premium, if any) any Security of such series when due; (c) default in making any sinking fund payment as required for any Security of such series; (d) default in the performance or breach of any other covenant or warranty of PCS contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Securities other than such series), continued for 60 days after written notice as provided in the Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by PCS (including obligations under leases required to be capitalized on the balance sheet of the lessee under GAAP but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of US$ 50,000,000 or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by PCS (including such leases, but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of US$ 50,000,000, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of PCS or any Significant Subsidiary of PCS; and (g) any other Event of Default provided with respect to a particular series of Securities (Section 501).

     If an Event of Default under the Indenture with respect to Securities of any series at the time outstanding occurs and is continuing, then in every such case the Indenture Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series will have the right to declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Securities of that series to be due and payable immediately by written notice thereof to PCS (and to the Indenture Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) PCS deposits with the Indenture Trustee all required payments of the principal of (and premium, if any) and interest on the Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Indenture Trustee, and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Securities of such series (or of all Securities then outstanding under the Indenture, as the case may be) are cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Securities of any series (or of all Securities then outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or interest on any Security of such series, or
(b) under a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Security affected thereby (Section 513).

     The Indenture Trustee will be required to give notice to the holders of Securities within 90 days of default under the Indenture unless such default is cured or waived; provided that such Indenture Trustee may withhold notice to the holders of any series of Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Security of such series or in payment of any sinking fund installment in respect of any Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders (Section 601).

     The Indenture provides that no holders of Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the cases of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Securities of such series (Section 507). This provision will not prevent, however, any holder of Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Securities at the due dates thereof.

     Subject to provisions in the Indenture relating to its duties in case of default, the Indenture Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Securities then outstanding under such Indenture, unless such holders offer to the Indenture Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Securities of any series (or of all Securities then outstanding under the Indenture, as the case may be) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, PCS will be required to deliver to the Indenture Trustee a certificate, signed by one of several specified officers of PCS, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Securities issued under the Indenture which are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the holder of each Security affected thereby, (a) change the stated maturity of the principal of (or premium, if any), or any installment of interest on any Security; (b) reduce the principal amount of any Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Security; (c) change the place of payment, or the coin or currency, for payment of principal of (or premium, if any) or interest on any Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Security; (e) reduce the above-stated percentage of outstanding Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Security (Section
902).

     The holders of not less than a majority in principal amount of outstanding Securities issued under the Indenture will have the right to waive compliance by PCS with certain covenants in the Indenture (Section 1013).

     Modifications and amendments of the Indenture will be permitted to be made by PCS and the Indenture Trustee thereunder without the consent of any holder of Securities for any of the following purposes: (a) to evidence the succession of another person to PCS as obligor under the Indenture; (b) to add to the covenants of PCS for the benefit of the holders of all or any series of Securities or to surrender any right or power conferred upon PCS in the Indenture; (c) to add Events of Default for the benefit of the holders of all or any series of Securities; (d) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Securities in bearer form, or to permit or facilitate the issuance of Securities in uncertificated form, provided that such action will not adversely affect the interests of holders of the Securities in any material respect; (e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination will become effective only when there are no Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (f) to secure the Securities; (g) to establish the form or terms of Securities of any series; (h) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under the Indenture by more than one Indenture Trustee; (i) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action will not adversely affect the interests of holders of Securities of any series issued under such Indenture in any material respect; or (j) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Securities, provided that such action will not adversely affect the interests of the holders of the Securities of any series in any material respect (Section 901).

     The Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Securities, (a) the principal amount of an Original Issue Discount Security that is deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Security denominated in a currency other than U.S. dollars that will be deemed outstanding will be the U.S. dollar equivalent, determined on the issue date for such Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Security of the amount determined as provided in (a) above), (c) the principal amount of an Indexed Security that will be deemed outstanding will be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security in the Indenture, and (d) Securities owned by PCS or any other obligor upon the Securities or any Affiliate of PCS or of such other obligor will be disregarded (Section 101).

     The Indenture contains provisions for convening meetings of the holders of Securities of a series (Section 1501). A meeting will be permitted to be called at any time by the Indenture Trustee, and also, upon request, by PCS or the holders of at least 10% in principal amount of the outstanding Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1500). Except for any consent that must be given by the holder of each Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Securities of that series; provided, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Securities of a series may be adopted at a meeting by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Securities of that series. Any resolution passed or decision taken at any meeting of holders of Securities of any series duly held in accordance with the Indenture will be binding on all holders of Securities of that series. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in principal amount of the outstanding Securities of a series (Section 1504).

     Notwithstanding the foregoing provision, the Indenture provides that if any action is to be taken at a meeting of holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of all outstanding Securities affected thereby, or of the holders of such series and one or more additional series: (a) there will be no quorum requirement for such meeting, and (b) the principal amount of the outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action will determine whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     PCS is permitted under the Indenture to discharge certain obligations to holders of any series of Securities issued thereunder that have not already been delivered to the Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Indenture Trustee, in trust, funds in such currency in which such Securities are payable in an amount sufficient to pay the entire indebtedness on such Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Securities have become due and payable) or to the stated maturity and redemption date, as the case may be (Section 401).

     The Indenture provides that PCS may elect either (a) to defease and be discharged from any and all obligations with respect to the Securities or a series (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Securities and the obligations to register the transfer or exchange of such Securities, to replace temporary or mutilated, destroyed, lost or stolen Securities, to maintain an office or agency in respect of such Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402), or (b) to be released from its obligations with respect to such Securities under the restrictions described under "-- Certain Covenants" or, if provided pursuant to the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations will not constitute an Event of Default with respect to such Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by PCS with the Indenture Trustee, in trust, of an amount, in such currency in which such Securities are payable at stated maturity, or Government Obligations, or both, applicable to such Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404).

     Such a trust will only be permitted to be established if, among other things, PCS has delivered to the Indenture Trustee an opinion of counsel to the effect that the holders of such Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section
1404).

     If after PCS has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Securities of any series, (a) the holder of a Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Security will be deemed to have been, and will be, fully discharged and satisfied though the payment of the principal of (and premium, if any) and interest on such Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Security into the currency, currency unit or composite currency in which such Security becomes payable as a result of such election based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (a) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community, (b) the ECU, both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or (c) any currency unit or composite currency other than the ECU for the purposes for which it was established. All payments of principal of (and premium, if any) and interest on any Security that is payable in a currency other than U.S. dollars that ceases to be used by its government of issuance will be in U.S. dollars (Section 101).

     If PCS effects covenant defeasance with respect to any Securities and such Securities are declared due and payable because of an Event of Default, the amount in such currency in which such Securities are payable, and Government Obligations on deposit with the Indenture Trustee, will be sufficient to pay amounts due on such Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Securities at the time of the acceleration resulting from such Event of Default. However, PCS would remain liable to make payment of such amounts due at the time of acceleration.

GLOBAL SECURITIES

     The Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. The Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Securities will be described in the applicable Prospectus Supplement relating to such series.

                              CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as other terms used herein for which no definition is provided (Section 101).

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Attributable Debt" means, with respect to any Sale and Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). "Net rental payments" under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "Consolidated Net Tangible Assets" of PCS means, at any date, the gross book value as shown by the accounting books and records of PCS of all property both real and personal of PCS and its Subsidiaries, determined on a consolidated basis in accordance with GAAP (including appropriate deductions for any minority interests in property of Subsidiaries of PCS) less (a) the gross book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (b) gross Debt discount and expense, (c) all reserves for depreciation, obsolescence, depletion and amortization of its properties, and
(d) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by PCS or its Subsidiaries.

     "Debt" of PCS or any Subsidiary means any indebtedness of PCS or any Subsidiary, whether or not contingent, in respect of (without duplication) (a) borrowed money, whether or not evidenced by bonds, notes, debentures or similar instruments, (b) indebtedness secured by any Lien existing on property owned by PCS or any Subsidiary, (c) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (d) the principal amount of all obligations of PCS or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (e) any lease of property by PCS or any Subsidiary as lessee which is reflected on PCS's consolidated balance sheet as a capitalized lease in accordance with GAAP to the extent, in the case of items of indebtedness under (a) through (c) above, that any such items (other than letters of credit) would appear as a liability on PCS's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by PCS or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than PCS or any Subsidiary).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise, (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (b) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (c) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the series of Securities.

     "GAAP" means generally accepted accounting principles, as in effect from time to time, in Canada, applied on a consistent basis.

     "Government Obligations" means securities which are (a) direct obligations of the United States of America or the government which issued the other currency in which the Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the other currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     "Issue Date" means the date upon which a series of Securities was first issued and authenticated under the Indenture.

     "Lien" means any mortgage, charge, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other) or preference, priority or other security agreement except: (a) liens for taxes and other governmental assessments, including utility charges and vault rentals, (i) which are not yet delinquent, or (ii) which are being contested in good faith by all appropriate proceedings; (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's, brokers' or other like liens (i) which do not remain unsatisfied or undischarged for a period of more than 90 days, or
(ii) which are being contested in good faith by all appropriate proceedings; (c) attachment or judgment liens not giving rise to a default or an Event of Default and which are being contested in good faith by appropriate proceedings; (d) pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements; (e) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; and (f) easements, rights of way, restrictions, development orders, plats and other similar encumbrances.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Permitted Short-Term Investments" means investments in obligations, maturing not more than 180 days after the date of acquisition: (a) issued by the Government of Canada or the United States of America, or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by Canada or the United States of America; (b) issued by a province of Canada, or an instrumentality or agency thereof, with a rating of at least R-1
(low) by Dominion Bond Rating Service Limited ("DBRS") or A-1 (low) by Canadian Bond Rating Service ("CBRS"); (c) term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances or bearer deposit notes of any Canadian chartered bank or other financial institution which have been rated at least A-1 by Standard & Poor's ("S&P") or at least P-1 or the equivalent thereof by Moody's Investors Service ("Moody's"), or at least A-1 by CBRS or at least R-1 (mid) by DBRS; (d) commercial paper issued by a corporation organized and existing under the laws of Canada or the United States of America with a rating of at least A-1 by S&P, P-1 by Moody's, R-1 (mid) by DBRS or A-1 by CBRS; (e) any asset-backed debt securities with ratings of at least A-1 by S&P, P-1 by Moody's, R-1 (high) by DBRS or A-1+ by CBRS; and (f) notes, bonds, coupons, debentures or other debt securities issued by any United States or Canadian corporation with ratings of at least A-1 by S&P, P-1 by Moody's, R-1
(mid) by DBRS or A-1 by CBRS; provided that in the event of a rating downgrade on any Permitted Short-Term Investment by S&P, Moody's, DBRS or CBRS during the period in which the Permitted Short-Term Investment is held, PCS acting reasonably shall have the full discretion to retain the Permitted Short-Term Investment to maturity.

     "Principal Property" means (a) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, that is held by PCS or any Subsidiary and has a gross book value (without deduction of any reserve for depreciation), on the date as of which the determination is being made, exceeding 3% of Consolidated Net Tangible Assets of PCS (other than any such interest that the board of directors of PCS determines by resolution is not material to the business of PCS and its Subsidiaries taken as a whole), or
(b) any of the Capital Stock or debt securities issued by any Significant Subsidiary.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement is the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X, promulgated by the Commission) of PCS.

     "Stated Maturity," when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security or a coupon representing such installment of interest as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

     "Subsidiary" means an entity a majority of the partnership interests or a majority of the outstanding voting stock of which is owned, directly or indirectly, by PCS and/or one or more other Subsidiaries of PCS. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) is at the time owned by such Person and/or one or more Wholly Owned Subsidiaries of such Person.

                       CERTAIN INCOME TAX CONSIDERATIONS

     The applicable Prospectus Supplement will describe the principal Canadian federal income tax consequences to an investor (a) who is not resident in Canada for purposes of the Income Tax Act (Canada) (the "Act"), (b) who is a resident of the United States for purposes of the Canada-United States Income Tax Convention, and (c) who meets certain other requirements (a "U.S. Investor") of acquiring, owning and disposing of Securities, including whether the payment by the Company of principal (and premium, if any) and interest will be subject to Canadian non-resident withholding tax under the Act.

     The applicable Prospectus Supplement also will describe the principal United States federal income tax considerations applicable to a U.S. Investor of acquiring, owning and disposing of Securities, including any such considerations relating to (a) principal (and premium, if any) and interest payable with respect to the Securities, in a currency other than the United States dollar,
(b) the issuance of Securities with "original issue discount" (as defined for United States federal income tax purposes), if applicable, and (c) the inclusion of any special terms in Securities that may have a material effect for United States federal income tax purposes.

                              PLAN OF DISTRIBUTION

     PCS may sell Securities to or through underwriters and also may sell Securities to one or more other purchasers directly or through agents.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from PCS or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from PCS, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from PCS will be described in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Securities will be a new issue with no established trading market. PCS may elect to list any series of Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but they will not be obligated to do so and may discontinue any market-making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements PCS may enter into, underwriters, dealers and agents, who participate in the distribution of Securities, may be entitled to indemnification by PCS against certain liabilities, including liabilities under the Securities Act.

     The Securities have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Securities may not be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident thereof, in violation of the securities laws of Canada or any province or territory thereof.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, PCS in the ordinary course of business.

                                 LEGAL MATTERS

     The legality of the Securities offered hereby will be passed upon by Robertson Stromberg, Saskatchewan counsel to PCS. Certain matters involving the laws of the United States will be passed upon by Arent Fox Kintner Plotkin & Kahn, U.S. counsel to PCS.

                                    EXPERTS

     The consolidated financial statements of PCS as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, have been audited by Deloitte & Touche, independent chartered accountants, as stated in their report incorporated by reference herein and therein, and are so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Arcadian Corporation as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, have been so incorporated in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and Coopers & Lybrand, independent chartered accountants, incorporated by reference herein and therein, and upon the authority of said firms as experts in accounting and auditing.

                                    ANNEX A

                              REPORT ON FORM 10-K

                                [POTASH LOGO]

                   POTASH CORPORATION OF SASKATCHEWAN INC.
                             REPORT ON FORM 10-K
                     FOR THE YEAR ENDED DECEMBER 31, 1996

================================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                   FORM 10-K
                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
                         COMMISSION FILE NUMBER 1-10351

                      ------------------------------------

                    POTASH CORPORATION OF SASKATCHEWAN INC.
           (Exact name of the registrant as specified in its charter)

                 SASKATCHEWAN                                      N/A
       (State or other jurisdiction of                       (I.R.S. employer
        incorporation or organization)                     identification no.)

                             122 - 1ST AVENUE SOUTH
                    SASKATOON, SASKATCHEWAN, CANADA S7K 7G3
                                  306-933-8500
 (Address and telephone number of the registrant's principal executive offices)

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             TITLE OF EACH CLASS                   NAME OF EXCHANGE ON WHICH REGISTERED
         Common Shares, No Par Value                     New York Stock Exchange

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]
     At March 7, 1997, the registrant had 53,558,910 Common Shares (the "Shares") outstanding, and the aggregate market value of the 53,526,266 Shares held by non-affiliates of the registrant was approximately $4,141,594,831.
                      DOCUMENTS INCORPORATED BY REFERENCE
     Portions of the registrant's 1996 Annual Report to shareholders ("Annual Report") are incorporated by reference into Part II.
     Portions of the registrant's Proxy Circular for its Annual Meeting of Shareholders in 1997 are incorporated by reference into Part III.
================================================================================

                                     PART I

ITEMS 1 AND 2. BUSINESS AND PROPERTIES.

GENERAL

     The Company is one of the world's largest integrated fertilizer companies. In 1996, the Company's potash production represented an estimated 15% of global production. In 1996, the Company had 23% of global capacity and an estimated 41% of global excess capacity, giving it more available potash capacity than any single company or country other than Canada. The Company is also the third largest producer of phosphates worldwide by capacity, currently representing approximately 9% of world production and 7% of world capacity.

     Potash Corporation of Saskatchewan Inc. is incorporated under the laws of Saskatchewan and is the successor to a corporation without share capital established by the Province of Saskatchewan in 1975. Between 1976 and 1990, the Company acquired substantial interests in the Saskatchewan potash industry. It purchased the Cory mine in 1976, the Rocanville and Lanigan mines in 1977, and, by 1990, 100% of the Allan mine when the Company acquired all of the outstanding shares of Saskterra Fertilizers Ltd. In addition, in 1978 the Company acquired reserves at Esterhazy, which are mined by a third party.

     In November 1989, the Company was privatized by the Province of Saskatchewan through the sale of 12.86 million common shares to the public at Cdn$18.00 per common share. While the Province of Saskatchewan initially retained an ownership interest in the Company, this interest had been reduced to zero by the end of 1993. At the time of privatization, limitations on ownership of common shares were imposed in order to restrict the ability of non-residents of Canada to own and vote the Shares and to restrict any one person or group of associated persons from holding more than 5% of the Shares, regardless of residency or citizenship. In 1994, all restrictions on the holdings of the Shares were eliminated.

     In October 1993, the Company acquired (the "Rio Acquisition") from Rio Algom Limited ("Rio") its New Brunswick potash and port facilities and its Patience Lake mine in Saskatchewan.

     On April 10, 1995, the Company purchased all of the outstanding shares of Texasgulf Inc. ("Texasgulf") from Elf Aquitaine, Inc. ("Elf (USA)") and Williams Acquisition Holding Company, Inc. ("Williams"), for an aggregate purchase price of $833 million (including acquisition costs). On April 10, 1995, the name "Texasgulf Inc." was changed to PCS Phosphate Company, Inc. ("PCS Phosphate"). PCS Phosphate manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements, and purified phosphoric acid which is used in food products and industrial processes. Its facility in Aurora, North Carolina is the largest vertically-integrated phosphate mine and processing plant in the world. Other assets of PCS Phosphate include: animal feed plants in four states; two industrial phosphoric acid plants owned 50% in a joint venture carrying on business as Albright & Wilson Company ("Albright"); a solution potash and salt mine in Moab, Utah; an undivided 50% interest in an ammonia storage terminal in Savannah, Georgia; and PCS Phosphate's product distribution infrastructure.

     On October 31, 1995, the Company purchased all of the outstanding shares of White Springs Agricultural Chemicals, Inc. ("White Springs") from Occidental Chemical Corporation ("OxyChem"), for an aggregate purchase price of $288.5 million (including acquisition costs). White Springs' primary assets are a phosphate mine and two chemical plant complexes in northern Florida, Swift Creek and Suwannee River, and a bulk terminal facility in Jacksonville, Florida. Other assets of White Springs include an animal feed plant in Davenport, Iowa and two more at the Suwannee River facility, and the remaining undivided 50% interest in the ammonia storage terminal in Savannah, Georgia owned with PCS Phosphate.

     In November 1995 the Company, in an underwritten public offering, sold 2.3 million Shares at $73 per share, for gross proceeds of $167,900,000. The offering proceeds were used in connection with the Company's purchase of the shares of White Springs.

     On March 6, 1997, the Company acquired all of the outstanding capital stock of Arcadian Corporation ("Arcadian") in exchange for 8,030,336 of the Company's Common Shares and $555,145,002 in cash. See Recent Acquisition of Arcadian Corporation.

     On December 6, 1996, the Company entered into an agreement with Guano-Werke GmbH a wholly-owned subsidiary of BASF Aktiengesellschaft, under which the Company is to purchase 51% of the outstanding shares of Kali und Salz Beteiligungs Aktiengesellschaft from Guano-Werke GmbH for an aggregate purchase price of DM 250 million. See Pending Acquisition of Kali und Salz Beteiligungs Aktiengesellschaft.

     Potash Corporation of Saskatchewan Inc. ("PCS") has its head office and executive offices at Suite 500, 122-1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3. In this Form 10-K, the term "Company" means PCS, its predecessors and its direct and indirect subsidiaries unless the context otherwise indicates.

     See Note 15 to the consolidated financial statements for information concerning the Company's domestic and international results.

     Unless otherwise specified, amounts are stated in U.S. Dollars.

POTASH OPERATIONS

     The Company's potash operations include the mining and production of potash, which is predominantly used as fertilizer.

PROPERTIES

     The Company controls the right to mine 677,500 acres of land in Saskatchewan. Included in these holdings are mineral rights to 474,200 acres contained in blocks around the six mines in which the Company has an interest, of which acres approximately 33% are owned by the Company, approximately 51% are under lease from the Province of Saskatchewan and approximately 16% are leased from other parties. The majority of the leases are for 21-year terms, renewable at the Company's option. The Company's remaining 203,300 acres are located elsewhere in Saskatchewan.

     Potash is mined by the Company from two main potash bearing formations in Saskatchewan, the Patience Lake member of the prairie evaporites in the north, and the Esterhazy member of the prairie evaporites in the south. The Patience Lake member is mined at the Lanigan, Allan, Patience Lake and Cory mines, and the Esterhazy member is mined at the Rocanville and Esterhazy mines.

     Under a long-term mining and processing agreement (the "Mining and Processing Agreement") effective through 2026, International Minerals & Chemical Corporation (Canada) Limited ("IMC") mines and processes PCS reserves at the Esterhazy division. PCS has the option to terminate this agreement every five years. It did not opt to give notice to terminate in December, 1995. IMC has the option of abandoning the mine at any time after 2011, thus terminating the Mining and Processing Agreement. For the year ending June 30, 1997, the Company has notified IMC that it requires total finished potash products in the amount of 500,000 tons. In each year the maximum the Company is permitted to take under the Mining and Processing Agreement is 1,050,000 tons and the minimum required amount is 500,000 tons.

     Water inflow at the Esterhazy mine has continued, to a greater or lesser degree, since December 1985. Substantial pumping capacity has been installed and remedial efforts have been undertaken. The Company's share of water inflow costs for 1996 was $4.212 million, of which the majority was expensed. IMC has stated that it will continue conventional mining. PCS has no indication from IMC that solution mining or substitute shafts will be pursued at this time.

     Potash is also produced by the Company at its New Brunswick mine from the flank of an elongated salt structure and at its solution mining and milling operation in Moab, Utah.

PRODUCTION

     In 1996, the Company's potash mined consisted of 16.75 million tonnes of ore at an average grade of 23.3% K2O. In 1996, the Company's potash produced consisted of 5.78 million tonnes of potash (KCl) with an average grade of 61.02% K2O, representing approximately 37% of North American production.

     The Company's present annual potash production capacity is approximately
12.2 million tonnes KCl, which includes maximum production under the Mining and Processing Agreement with IMC of approximately one million tonnes at Esterhazy. In December 1996, the Company's production capacity represented approximately 50% of the North American total while its excess capacity was an estimated 73% of North American excess production capacity. The Company allocates production among its mines on the basis of various factors, including the grades of product which can be produced and cost efficiency. The Patience Lake mine, which was originally a conventional underground mine, now employs a solution mining method, while the other Saskatchewan mines which the Company owns or in which it has an interest employ conventional underground mining methods.

     The New Brunswick mine is a conventional cut and fill mine, while the Moab, Utah mine employs a solution mining method. In addition to their potash production, these mines also produced 840,589 tonnes of sodium chloride (salt) in 1996.

     As part of the Rio Acquisition, the Company granted a royalty interest to Rio based upon production and revenue from the New Brunswick and Patience Lake potash mines and mills (the "Royalty"). The terms of the Royalty provide that if production meets specified base production levels or the sales of potash are at prices which meet specified base sales prices, a royalty per tonne is to be paid, calculated on a formula basis. Payments under the Royalty are limited to a term expiring October 7, 2003 and to a maximum aggregate payment of Cdn$50 million. No payments have been made in respect of the Royalty to date.

RESERVES

     The Company estimates that its conventional mines in Saskatchewan contained
4.63 billion tonnes of recoverable ore at an average grade of 22.9% K2O as at December 31, 1996, and that such ore will yield 1.50 billion tonnes of finished product (KCl) at an average grade of 60% K2O.

     The Company's ore reserve estimates for its conventional mining operations in Saskatchewan are based on exploration drill hole data, seismic data and actual mining results during the past 25 years. The Company's estimated recoverable ore and the estimated volumes of finished product from such ore are as follows:

                                                              RECOVERABLE     FINISHED
                                 MINE                             ORE         PRODUCT
            ----------------------------------------------    -----------     --------
                                                                (MILLIONS OF TONNES)
            Allan.........................................      1,035.6          333.5
            Cory..........................................      1,077.5          359.7
            Esterhazy.....................................         82.0           26.1
            Lanigan.......................................      1,865.0          601.9
            Rocanville....................................        573.5          182.7
                                                                -------        -------
                                                                4,633.6        1,503.9
                                                                =======        =======

     The Company believes that, with production rates at full capacity and utilizing current technology, the Rocanville mine has a reserve life in excess of 75 years, each of the Allan, Cory and Lanigan mines has a reserve life in excess of 100 years, and that the Esterhazy mine has a reserve life of at least 20 years.

     Given the characteristics of the solution mining method employed at the Patience Lake mine, it is not possible to estimate definitively the productive capacity of or the recoverable ore from this operation. However, based on information obtained upon acquisition of the mine, current technology and the present mining area for this operation, the Company believes that the mine has a reserve life of at least 40 years for the existing mine workings. Different techniques will have to be utilized to mine reserves outside of the existing mine workings.

     Based on geophysics, exploration drill hole data, definition drilling underground and actual mining results, the Company estimates proven reserves of
60.3 million tonnes of recoverable ore and 23.0 million tonnes of estimated finished product (KCl) at its New Brunswick mine. The Company believes that, based upon its proven reserves, the New Brunswick mine has a reserve life of at least 25 years with production at full capacity. The Company estimates that probable reserves at the New Brunswick mine consist of 250 million tonnes of recoverable ore and 90 million tonnes of estimated finished product (KCl). The Company believes that, based upon its proven and probable reserves, the New Brunswick mine has a reserve life in excess of 100 years at full production capacity and utilizing current technology.

     The Moab solution operation has an estimated remaining life of 11 to 13 years.

PHOSPHATE OPERATIONS

     Through PCS Phosphate and White Springs, the Company mines phosphate ore and manufactures solid and liquid fertilizers, animal feed supplements and purified phosphoric acid which is used in food products and industrial processes.

PROPERTIES

     The Company conducts its phosphate operations primarily at two facilities, one a 35,000-acre facility near Aurora, North Carolina (the "Aurora Plant") and the other a 96,000-acre facility near White Springs in northern Florida (the "White Springs Plant"). The Company believes the Aurora Plant to be the largest integrated phosphate mine and phosphate processing complex at one site in the world. The Aurora Plant facilities include a six million tonne per-year mining operation, an integrated phosphoric acid processing plant, a liquid fertilizer (11-37-0) plant, a superphosphoric acid plant, two diammonium phosphate ("DAP") plants and a solid fertilizer plant capable of producing DAP, granular triple superphosphate ("GTSP") or monoammonium phosphate ("MAP"). The Company has also entered into the Albright joint venture which produces high purity phosphoric acid at Aurora. The White Springs Plant is the fifth largest P2O5 producer, by capacity, in the United States, with an annual capacity of 1.1 million tonnes. The White Springs Plant facilities include a mine and two production facilities, Swift Creek and Suwannee River, with two sulfuric acid plants, three phosphoric acid processing plants, two DAP plants, a dicalcium phosphate plant and a deflourinated phosphate rock plant located at the Suwannee River complex; and two sulfuric acid plants and a phosphoric acid processing plant located at the Swift Creek complex. The Company's other properties include animal feed plants in Davenport, Iowa, Kinston, North Carolina, Marseilles, Illinois, Saltville, Virginia and Weeping Water, Nebraska, and bulk terminal facilities at Jacksonville, Florida and Morehead City, North Carolina.

PRODUCTION

     The Company extracts phosphate ore using surface mining techniques. At each mine site, the ore is mixed with recycled water to form a slurry, which is pumped from the mine site to the Company's processing facilities. The ore is then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate "rock". The annual production capacity of the Company's mines is currently 9.6 million tonnes of phosphate rock. During 1996, the Aurora Plant's total production of phosphate rock was 4.3 million tonnes and the White Springs Plant's total production of phosphate rock was 3.1 million tonnes. The Company generally operates its phosphate mine and phosphate processing plants 24 hours a day, seven days a week, using rotating shifts.

     Phosphate rock is the major input in the Company's phosphorus processing operations. In addition to phosphate ore, the principal raw materials required by the Company are sulfur, sulfuric acid and ammonia. The production of phosphoric acid requires substantial quantities of sulfur, which the Company purchases from third parties. The Company purchases substantially all its sulfur on the spot market or pursuant to one or two-year contracts with quarterly price adjustments. The Company generally purchases very little of its sulfuric acid requirements from third parties. Sulfur and sulfuric acid have been in abundant supply in recent years and remain so at the present time. In 1997, the Company may transport surplus production of sulfuric acid at White Springs to Aurora as needed.

     The Company purchases substantial quantities of ammonia from third parties. The Company reacts phosphoric acid with ammonia to produce DAP and MAP, as well as liquid fertilizers. In addition, ammonia operations include the purchase, sale and terminalling of anhydrous ammonia. Most of the ammonia that is currently purchased by White Springs is produced in the Republic of Russia (the "Russian Ammonia") and imported through a White Springs-operated ammonia terminal located within the port of Savannah (Garden City, Georgia) and non-company operated terminals located within the ports of New Orleans (Taft, Louisiana), Houston and Tampa, Florida. The Company's ammonia expenses at Aurora are slightly higher than those of many of its competitors because of higher transportation costs incurred in transporting ammonia from Savannah to Aurora, North Carolina by rail.

     Most of the phosphate rock produced by the Company is used internally by the Company for the production of phosphoric acid, superphosphoric acid ("SPA"), chemical fertilizers, purified phosphoric acid and animal feed products. The balance is sold to third parties, mostly in foreign markets, for use as a direct application fertilizer on acidic soils.

     A portion of the Company's phosphoric acid production, merchant grade phosphoric acid ("MGA"), is sold in liquid form, mostly to foreign and domestic producers of solid fertilizers. The solid fertilizers produced by the Company are DAP and, to a lesser extent, GTSP and MAP. Nearly one-half of the Company's DAP is exported, with the balance sold domestically, mostly to large regional dealers that custom blend solid fertilizers.

     The Company's liquid fertilizer products, substantially all of which are sold domestically, consist principally of low-magnesium SPA, which the Company markets under the name "LoMag". The Company believes that it is the largest U.S. producer of SPA.

     The Company also processes phosphoric acid to produce animal feed supplements for the poultry and livestock markets. The Albright joint venture produces purified phosphoric acid for use in various food products and industrial processes.

RESERVES

     At December 31, 1996, the Company's Aurora phosphate mine had estimated proven and probable reserves of approximately 399 million tonnes of phosphate rock, at an average grade of 30.7% P2O5. These reserves represented approximately 30% of the presently known recoverable phosphate reserves in the U.S. and would permit mining to continue at current rates for about 75 years. The Aurora phosphate mine has an estimated annual capacity of 6.0 million tonnes of phosphate rock, representing 10% of U.S. production capacity, and its processing plants have the capacity to produce 1.15 million P2O5 tonnes of phosphoric acid, representing 10% of U.S. production capacity. On April 6, 1995, approximately 408 million tonnes of phosphate reserves were transferred to a newly established company, the common stock of which was transferred to Elf
(USA) and Williams prior to the sale of PCS Phosphate to the Company. The Company was granted a 20-year right of first refusal (from April 10, 1995) in the event that newly established company proposes to sell the reserves. In addition, the newly established company and Elf (USA) and Williams agreed, for a period of ten years from April 10, 1995 not to compete, and for the first five years not to make certain preparations to compete, with the Company with respect to those reserves. See Environmental Matters -- Permits.

     The White Springs phosphate mine had estimated proven and probable reserves of approximately 57 million tonnes of phosphate rock, at an average grade of 30.7% P(2)O(5). The Company estimates that an additional 13 million tonnes of phosphate rock could be purchased at market rates from nearby owners. Accordingly, the total reserves of 70 million tonnes of phosphate rock at White Springs would sustain a 21 year mine at a mining rate of 3.3 million tonnes per year. The White Springs mine has an estimated annual capacity of 3.6 million tonnes of phosphate rock and the processing plants have the capacity to produce annually approximately 1.1 million P2O5 tonnes of phosphoric acid. See Environmental Matters -- Permits.

PCS JOINT VENTURE

     The Company indirectly holds all outstanding interests in a limited partnership (the "PCS Joint Venture") doing business in Florida as Florida Favorite Fertilizer and in Georgia and Alabama as Farmer's

Favorite Fertilizer. PCS Joint Venture manufactures, processes and distributes fertilizer and other agricultural supplies from plants located in Florida, Georgia and Alabama.

MARKETING

     The following table summarizes the Company's sales of potash, phosphates and other products in the past three calendar years:

                                                                 1996        1995        1994
                                                                -------     -------     -------
                                                                    (THOUSANDS OF DOLLARS)
Potash
  Canada....................................................     14,507      12,483       9,990
  United States.............................................    143,137     128,594     119,170
  Canpotex..................................................    184,025     221,169     185,776
  Other.....................................................     61,526      53,686      48,181
Phosphates
  Canada....................................................     17,672      23,461
  United States.............................................    564,074     247,127
  PhosChem..................................................    275,644     128,320
  Other.....................................................     34,575      18,282
Ammonia.....................................................    108,708      22,958
Florida Favorite Fertilizer.................................     53,551      50,817      43,786

     The following table summarizes the Company's revenue from products, by category:

                                                                 1996        1995        1994
                                                                -------     -------     -------
                                                                    (THOUSANDS OF DOLLARS)
Potash......................................................    403,196     421,002     363,117
Florida Favorite Fertilizer.................................     53,551      50,817      43,786
Phosphates
  Liquid Fertilizers........................................    239,716     106,330
  Solid Fertilizers (DAP, MAP, GTSP)........................    379,326     151,152
  Animal Feed...............................................    186,145      94,477
  Phosphate Rock, Industrial Products.......................     86,777      60,161
Ammonia.....................................................    108,708      22,958

     Fourth quarter gross margin for 1996 was $51.4 million for the potash operations and $47.6 million for the phosphate operations. The Company has a diversified customer base, and apart from sales to Canpotex Limited ("Canpotex") and Phosphate Chemicals Export Association, Inc. ("PhosChem"), no one customer accounted for as much as 10% of the Company's sales in 1996.

     The following table summarizes average prices per tonne received by the Company on sales of potash in the past five calendar years expressed as a percentage of 1992 base prices:

                                                     1996      1995      1994      1993      1992
                                                     -----     -----     -----     -----     -----
North America....................................     116%      123%      115%      102%      100%
Offshore.........................................     132%      125%      111%       95%      100%

     In the recent past, fertilizer prices have been volatile. No assurance can therefore be given that the average market prices for the Company's fertilizer products will continue at current levels.

     The Company sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex. PCS Sales (Canada) Inc. (formerly Potash Corporation of Saskatchewan Sales Limited) ("PCS

Sales") executes offshore marketing and sales for the Company's New Brunswick potash and executes marketing and sales for the Company's potash and phosphate products in Canada. PCS Sales (USA), Inc. executes marketing and sales for the Company's potash and phosphate products in the United States. PhosChem, an association formed under the Webb-Pomerene Act (United States), is the principal vehicle through which the Company executes offshore marketing and sales for its phosphate fertilizers.

NORTH AMERICAN MARKETING

     In 1996, North American sales revenue from potash operations represented 11.2% of the Company's net sales, substantially all of which was attributable to potash customers in the United States. North American sales are primarily to large agri-businesses, independent dealers and cooperatives. Typically, North American potash sales of the Company are greatest in the second calendar quarter. The Company has no material contractual obligations in connection with North American sales to sell potash in the future at a specified price.

     In 1996, North American sales revenue from phosphate operations represented 41.4% of the Company's net sales, substantially all of which was attributable to phosphate customers in the United States. Typically, North American phosphate product sales are greatest in the first and second calendar quarters. In 1996, approximately 45% of the volume of PCS Phosphate's phosphate rock and phosphate product sales were made on the spot market with the balance made under short term contracts. The Company's contractual sales of phosphates are generally made pursuant to annual sales contracts. The Company has no material contractual obligations in connection with North American sales to sell phosphate in the future at a specified price.

     Ammonia purchased by White Springs which is not used in the Company's operations is sold to third party customers in the United States.

     At December 31, 1996, the Company's North American sales were handled by 49 employees in Chicago, Illinois, and various other locations in the United States, and 26 employees in Saskatoon, Saskatchewan.

OFFSHORE MARKETING

     Potash produced by the Company in Saskatchewan for sale abroad is sold to Canpotex, which is owned in equal shares by the three potash producers in the Province of Saskatchewan (including the Company). Canpotex, which was incorporated in 1970 and commenced operations in 1972, acts as an export company and as a unified marketing force for all Saskatchewan potash production in the offshore marketplace. Each shareholder of Canpotex has an equal voting interest as a shareholder and through its nominees on the board of directors. The Company and the other shareholders of Canpotex have agreed that, as long as they are members of Canpotex, and with respect to potash produced in Canada, they will not make offshore sales independently. Production from the Company's New Brunswick mine has been exempted from this requirement by members of Canpotex. Any member may terminate its membership in Canpotex on six months' notice.

     In general, Canpotex sales are allocated among the producers based on production capacity. If a shareholder cannot satisfy demand for potash by Canpotex, the remaining shareholders are entitled to satisfy the demand pro rata based on their allotted production capacity. The Company currently supplies 57.5% of Canpotex's requirements. Canpotex sells potash to government agencies and private firms pursuant to six-month contracts at negotiated prices or by spot sales.

     The following table sets forth the percentage of sales of Canpotex for the past three calendar years in the various geographical regions:

                                                                      1996      1995      1994
                                                                      -----     -----     -----
Asia..............................................................      70%       78%       75%
Latin America.....................................................      14         8        10
Oceania...........................................................      11        10        10
Europe............................................................       5         4         4
Other.............................................................      --        --         1
                                                                      -----     -----     -----
Total.............................................................     100%      100%      100%
                                                                      =====     =====     =====

     For 1996, revenue from offshore sales of potash from the New Brunswick mine, through PCS Sales, represented 4.4% of the net sales of the Company; sales to Canpotex represented 13.1% of the net sales of the Company in 1996.

     Since 1975, PhosChem has been the principal vehicle for United States exports of phosphate fertilizers. Since at least 1985, PCS Phosphate, IMC-Agrico Company ("IMC-Agrico"), a joint venture between IMC Global Inc. and Freeport-McMoRan Resources Partners (or its predecessors) and, until the Company's acquisition of White Springs, OxyChem, have been members. The PhosChem members have agreed to export their fertilizer products exclusively through PhosChem, except for exports to Canada or to any member state of the European Union or the European Economic Area, sales of superphosphoric acid to the Former Soviet Union ("FSU") and sales to certain buyers affiliated with members. Historically, PhosChem negotiated prices and other terms for the export sale of fertilizer products. According to the terms of a PhosChem agreement effective January 1, 1995, IMC-Agrico is responsible for the marketing of solid fertilizers (DAP, MAP and GTSP), and PCS Phosphate, or its sales affiliate (PCS Sales (USA), Inc.), is responsible for the marketing of liquid fertilizer products (MGA) to export countries. Total P2O5 sales for 1996 were apportioned as follows: 66% to IMC-Agrico and 34% to PCS Phosphate. The PhosChem arrangement relies on the sales forces of IMC-Agrico and PCS Sales (USA), Inc. for sales of solids and liquids, respectively. The PhosChem agreement will be in effect through December 31, 1997, and subject to renewal thereafter. If the PhosChem agreement is not renewed, the Company does not believe the disbanding of PhosChem would materially affect the Company's sales of fertilizer, but there can be no assurance that, if PhosChem were to be disbanded, the Company would be able to find alternative outlets for its products or sell its products at prices or on terms similar to those expected to be obtained by PhosChem. The Company's 1997 PhosChem allocation is 34%.

     Revenue from sales to PhosChem accounted for approximately 19.6% of the Company's net sales, in 1996. Substantially all of the Company's phosphate sales to China, India and Pakistan were made through PhosChem. Most of the Company's sales of phosphate products to China are made to the central purchasing authority of the Chinese government. Sales to Pakistan were made in response to government tenders, but sales in India were made to many independent buyers.

     The following table sets forth the percentage of sales of PhosChem for the past three calendar years in the various geographical regions:

                                                           1996      1995(1)     1994(1)
                                                           -----     -------     -------
          Asia.........................................      82%         75%         73%
          Latin America................................      17          13          18
          Europe.......................................       1           3           2
          Mid East.....................................      --           2           5
          Africa.......................................      --           2           1
          Other........................................      --           4          --
                                                           ----        ----        ----
          Total........................................     100%        100%        100%
                                                           ====        ====        ====

---------------

(1) Numbers do not add to 100% as a result of rounding.

     Offshore sales are subject to those risks customarily encountered in foreign operations, including (i) fluctuations in foreign currency exchange rates, (ii) changes in currency and exchange controls, (iii) the availability of foreign exchange, (iv) laws, policies and actions affecting foreign trade and
(v) other economic, political and regulatory policies of foreign governments.

DISTRIBUTION AND TRANSPORTATION

     The Company has an extensive infrastructure and distribution system to transport and store its potash and phosphate products.

     Transportation costs add significantly to the total amounts paid by purchasers of potash. Producers have a definite advantage in markets close to their sources of supply (e.g. Saskatchewan producers in the Midwestern United States, New Brunswick producers on the U.S. Eastern Seaboard and New Mexico producers in the Southern and Western United States). International shipping cost variances permit offshore producers (including the FSU, Germany, Israel and Jordan) to compete effectively in some of the Company's traditional markets.

     Most of the Company's potash for North American customers is shipped by rail. Shipments are also made from each of the Company's Saskatchewan mines to Thunder Bay, Ontario, for shipment by lake vessel to the Company's warehouses and storage facilities in Canada and the United States.

     Potash from the New Brunswick mine is shipped primarily by ocean-going vessel from the Port of Saint John, although truck and rail transport are also used for North American customers.

     In the case of the Company's sales to Canpotex, potash is transported by rail principally to Vancouver, British Columbia, where port facilities exist for storage pending shipment overseas. The Company has an equity interest in Canpotex Bulk Terminals Limited, which is a part owner of these port facilities. The Company, through Canpotex, has an interest in the development of a port facility located in Portland, Oregon. It is expected that this facility will be completed later this year.

     With respect to phosphates, the Company leases a shipping terminal in Morehead City, North Carolina, which receives and stores raw materials for, as well as the products manufactured by, the Aurora facility. The Company owns nine barges (four used for solid products, two for phosphoric acid, one for sulfuric acid and two for sulfur) and three tug boats, which are used to transport materials between its Aurora facility and Morehead City. Raw materials and products are also transported to and from the Aurora facility by rail. The Company transports sulfur it purchases from Canada in large, dedicated unit trains. Both CSX Corporation and Norfolk Southern Corporation serve the Aurora facility. The Company believes that its location and diversified transportation and terminalling capabilities put it in a comparable position to most of its Florida competitors in purchasing sulfur. The Company receives ammonia for its phosphate operations at Aurora through its ammonia terminal in Savannah, Georgia; the ammonia is shipped by rail from Savannah to the Aurora facility.

     Sulfur is delivered to the White Springs Plant by unit trains from Canada and by rail from multiple domestic sources. The Company receives ammonia for its phosphate operations at White Springs through its ammonia terminal in Savannah, Georgia; ammonia is shipped by rail from Savannah to the White Springs Plant. The Norfolk Southern Corporation is the only railroad serving the White Springs Plant. Most of the phosphoric acid and chemical fertilizers produced at the White Springs Plant are shipped to domestic destinations by rail. The Company also ships some of its phosphoric acid, chemical fertilizers and animal feed products, produced at the White Springs Plant, through the bulk terminal located in Jacksonville, Florida, for offshore sales.

     The Company makes domestic deliveries of animal feed products (bulk and bagged) by rail or truck from its manufacturing facilities and from several warehouses supplied from its manufacturing facilities.

     The Company ships the ammonia it sells to third parties through various modes of transportation, including barge, rail, truck and pipeline.

     The Company has approximately 3,650 rail cars, approximately 1,300 of which are owned by the Company and the balance of which are leased.

COMPETITION

     The markets for potash, both domestic and foreign, are highly competitive. Since potash is a commodity, producers must compete based on price and service (e.g., delivery time and ability to supply all grades). Apart from competitive pricing, the Company's principal method of competition is in service to customers. Among other things, the Company serves its customers by maintaining warehouses and leasing rail cars to enhance its delivery capability. The high cost of transporting potash limits competition in various areas.

     The Company's potash competition includes two producers in Saskatchewan, three other significant producers in North America and potash producers located outside North America in the FSU, Israel, Jordan, Germany and France. Because of the high capital cost and lead time required to construct a new mine, the Company's principal competition is expected to continue to come from the owners of existing mines.

     Most phosphate products, particularly solid fertilizers, are commodities, with little or no product differentiation, and thus trade on the basis of prices determined in highly competitive markets. The vast majority of the United States phosphate rock not mined by the Company is produced in central Florida, southeast of Tampa, and most of the United States phosphate processing capacity, other than at Aurora, is located in Florida and along the coast of the Gulf of Mexico.

     The Company's principal advantage at Aurora in competing with other producers is that it operates integrated phosphate mine and phosphate processing complexes while most of its competitors are required to ship phosphate rock by rail or truck from their mines to their chemical processing plants, thus incurring substantially higher transportation costs. In addition, ore at Aurora is of a more uniform grade and is found in thicker seams than that in central and south Florida.

     As a result of its location in North Carolina and the relatively high cost of transportation, the Company's U.S. phosphate sales from Aurora have a natural advantage in the Northeast, mid-Atlantic and eastern Midwest regions, while White Springs and other Florida producers have a natural advantage in the South, and Gulf coast producers have a natural advantage in areas of the Midwest accessible to barge traffic up the Mississippi River.

     The Company also competes with governmental agencies and independent phosphate producers in important exporting countries, including Morocco, Tunisia, Jordan and South Africa.

EMPLOYEES

     At December 31, 1996, the Company had 4,490 active employees of whom 1,504 were salaried and 2,986 were hourly paid. Of these employees, the Company's potash operations employed 1,516 people, the phosphate operations employed 2,647 people, and 141 people were employed at PCS Joint Venture. The corporate office had a staff of 111 while 75 people were employed in the Company's sales group. The Company has six collective bargaining agreements. The collective bargaining agreements at the Allan, Cory and Patience Lake divisions expire on April 30, 1997. The Lanigan agreement expires on January 31, 1998. The Company and the Rocanville Potash Employees Association have agreed to a new contract which expires on May 31, 1998. The agreement between IMC and the union representing the employees at the Esterhazy mine expires on January 31, 1998. The Company's New Brunswick and Aurora operations are non-union. The collective bargaining agreement with the union representing employees at the White Springs Plant expires on December 1, 1997. The Company believes its relations with its employees to be good.

GOVERNMENT REGULATIONS

     The Company's potash and phosphate operations are subject to various legislative and regulatory requirements.

POTASH

     In late September 1987, legislation was adopted in Saskatchewan that authorized the government to control production at potash mines located in the Province of Saskatchewan. The legislation, which has not taken effect but which can be brought into effect by proclamation of the Cabinet of Saskatchewan, permits the Cabinet, and the Potash Resources Board which would be created under such legislation, to prescribe rates of potash production in Saskatchewan and to allocate production among individual mines. In determining rates for individual mines, the Potash Resources Board would take into account a mine's productive capacity, the rate of production from the mine, the present and future inventory and stockpile requirements for the mine, the portion of demand for potash that has been fulfilled by the primary production of potash from the mine and any additional factors which may be prescribed by regulation. Increases in production capacity would be subject to the approval of the government of Saskatchewan. The Company cannot predict at this time if or when the legislation will be proclaimed or its effects on the results of the Company's operations.

PHOSPHATE

     The Company's phosphate mining and processing operations are subject to general U.S. governmental controls in the form of required permits and applicable laws and regulations, including the North Carolina Mining Act, which applies to operations at Aurora, and the Florida Land Reclamation Act and the severance tax law, which apply to operations at White Springs.

ROYALTIES AND CERTAIN TAXES

     Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983 (Saskatchewan). This tax consists of a base payment and a profit tax. In addition to the potash production tax, rental fees, taxes and royalties are payable to the Province of Saskatchewan and municipalities by potash producers in respect of potash reserves or production of potash in the Province of Saskatchewan. The Company's tax, fees and royalty expenses were $39.2 million in 1996.

     The Company is subject to capital tax on its paid-up capital (as defined in The Corporation Capital Tax Act of Saskatchewan). In addition, a resource corporation in the Province of Saskatchewan pays a corporate capital tax surtax based on the value of Saskatchewan resource sales. This surtax is only payable to the extent that it exceeds the regular capital tax. In 1996, the Company paid capital tax of $4.3 million and paid $8.5 million surtax.

     The Company pays royalties to the New Brunswick government on the basis of production from its New Brunswick mine. In addition, the Company pays municipal taxes. The Company's expenses for such royalties and municipal taxes were $4.4 million in 1996.

     The Company does not make royalty payments in connection with its phosphate operations.

Income Taxes

     PCS and certain subsidiaries are subject to federal and provincial income taxes in Canada. By virtue of deductions with respect to non-capital losses carried forward, capital cost allowance, Canadian development expense, earned depletion allowance and resource allowance, such taxes have not yet been payable by PCS. However, the Company is subject to the Large Corporations Tax. At December 31, 1996, the Canadian tax pools plus the non-capital losses carried forward exceed the book value of PCS's depreciable assets. PCS will begin to book a deferred tax provision, at an effective tax rate of 35%, once the tax pools plus the non-capital losses carried forward are less than the book value of the assets. This rate assumes that primarily all Canadian profits for income tax purposes are resource profits eligible for the resource allowance and that an earned depletion claim of 25% on resource profits is available to the Company. Assuming the status quo, the

Company is likely to begin to record a Canadian deferred income tax provision in 1997 and is unlikely to pay regular Canadian income taxes before the next decade.

     The subsidiaries of the Company which operate in the United States are subject to U.S. federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular cash income taxes. However, they are subject to alternative minimum tax, which may be carried forward indefinitely to be applied against regular income tax liability. In addition, the Company is subject to United States withholding tax on certain payments received from its U.S. subsidiaries. The tax rate for 1996 was approximately 23.6% of taxable income, of which 13.8% represented deferred income taxes, and 9.8% represented cash taxes.

RESEARCH AND DEVELOPMENT

     The Company maintains research and development facilities located in Saskatoon, Saskatchewan, employing approximately 26 persons who concentrate on improving efficiency in mine operations and product quality. Research continues on the use of three-dimensional seismic methods and other geophysical tools to detect geological disturbances in ore seams. The Company is also proceeding with automation of mining machines. Other research includes measures to maintain and enhance product quality in transit and at offsite storage facilities.

     Research and development expenditures in potash amounted to $1.35 million, $1.55 million and $1.53 million in 1996, 1995 and 1994, respectively. The Company does not anticipate any material change in the level of research and development expenditures for 1997.

     The Company continues to evaluate ways to more fully automate its phosphate production facilities, including improvements to its sulfuric acid, phosphoric acid and purified phosphoric acid plants. The Company is also exploring ways of further debottlenecking its phosphate production facilities and selectively adding capacity through technological enhancements.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to environmental controls in the form of required permits and other applicable Canadian and U.S. federal, provincial, state and local laws and regulations. Such laws and regulations govern air emissions, waste water discharges, land reclamation and solid and hazardous waste management. The Company believes that it is currently in material compliance with applicable environmental laws and regulations and believes that it is well positioned to meet anticipated requirements under these laws and regulations. Although significant capital expenditures and operating costs have been incurred and will continue to be incurred on account of these laws and regulations, the Company does not believe, except as otherwise set out herein, that such environmental laws and regulations have had, or will have, a material adverse effect on its business. However, the Company cannot predict the impact of new or changed laws or regulations, including the recently-enacted potash decommissioning regulations discussed below. The Company anticipates that its routine expenditures related to environmental matters in 1997 will not differ materially from the previous year.

ENVIRONMENTAL EXPENDITURES

Reclamation and Restoration Costs

     Site restoration and reclamation costs have been accrued for various sites. At December 31, 1996, the Company had accrued $35.9 million for the Aurora, North Carolina facility, $66.7 million for the White Springs, Florida facility, $27.4 million for the Moab, Utah facility and $16.6 million for various sulfur facilities. The idle sulfur facilities were part of the acquisition of Texasgulf and are undergoing dismantlement and environmental restoration efforts. The current portion of restoration and reclamation accrued in 1996 totalled $4.5 million. These amounts represent the Company's current estimate of potential site restoration and reclamation costs which were last assessed in November, 1996. The expenditures are generally incurred over an extended period of time.

     Annual environmental expenditures for reclamation and restoration during the year ended December 31, 1996 was $69.9 million. Of this amount, $53.5 million was charged to operations, $6.8 million was capitalized and $9.6 million was charged against accrued reclamation costs.

Capping of By-product Gypsum Stacks

     In 1993, the State of Florida passed certain legislation requiring companies to reduce the potential environmental hazards associated with accumulations of by-product gypsum (gypsum stacks). The legislation requires companies to "cap" the gypsum stacks in order to reduce seepage into groundwater. The procedures are not required until the gypsum stacks are no longer in use which management currently estimates to be no earlier than the year 2010. At December 31, 1996, a balance of $34.3 million was included in accrued reclamation costs for this gypsum stack capping requirement. The obligations of White Springs regarding the gypsum stacks are guaranteed by PCS.

     In North Carolina, on exhaustion of the mine's phosphate reserves, disposition of the remaining gypsum must comply with the laws in place at that time.

Other Environmental Costs

     The Company's estimated operating expenses, other than reclamation and restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing potash operations, were approximately $9.5 million for the year ended December 31, 1996.

     The Company incurs, at the potash mines which it operates, ongoing and routine expenditures to maintain the waste salt piles and brine ponds, to maintain air quality and to meet general environmental objectives.

Capital Expenditures

     Each year the Company undertakes capital projects to improve the pollution control facilities at the potash mines which it operates. In 1996, a total of approximately $2.1 million in capital expenditures was spent to meet the Company's environmental control objectives at such mines.

     PCS Phosphate's capital expenditures with respect to environmental matters have been primarily related to air emission control, water management, land reclamation and solid waste disposal. In 1992, PCS Phosphate completed construction of a $30 million water management system at its Aurora mine and plant site that the Company believes will address significant water management issues with respect to both the mine and plant operations for the foreseeable future. Under the Company's new system of discharge minimization, PCS Phosphate recycles water used in its slurries and cooling operations, adding new water as needed.

     With respect to air emissions, the Company anticipates that additional expenditures may be required to meet increasingly stringent U.S. federal and state regulatory and permit requirements. These requirements include existing and anticipated regulations under the 1990 amendments to the U.S. federal Clean Air Act and under state law. In particular, both federal and state regulation of hazardous air pollutants are expected to require additional pollution control equipment and increased operating expenditures at some U.S. facilities. The federal operating permit program is also expected to require the addition of enhanced emissions monitoring equipment at some facilities, as well as the imposition of permit fees based upon facility air pollutant emissions. If the Company undertakes facility expansion at its Aurora and/or White Springs plants, a federal prevention of significant deterioration permit may be required. This permit would impose certain restrictions on air pollutant emissions from the expanded portions of the Aurora and/or White Springs plants.

REGULATORY EVALUATION AND REMEDIATION

     In addition to environmental regulation of its present operations, the Company also may incur costs and liabilities in connection with its past and present waste disposal practices and ownership and operation of real property, as well as its mining activities. The U.S. federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") and other U.S. federal and state laws impose liability on, among others, past and present owners and operators of property at which hazardous substances have been released into the environment and persons who arrange for disposal of hazardous substances that are released into the environment. Liability under these laws may be imposed jointly and severally and without regard to fault or the legality of the original actions, although such liability may be divided or apportioned according to various equitable and other factors. In the course of its present and former operations, including those of divested businesses, PCS Phosphate and White Springs have generated and the Company will generate wastes that could result in liability for the Company under these laws.

     A U.S. Environmental Protection Agency ("EPA") contractor conducted a screening site inspection in November 1989 of a portion of the Aurora facility in order to determine whether further investigation or cleanup should be conducted. The contractor's report identified certain pesticide and other contamination of the soil and potential migration pathways for contamination of surface water and, to a lesser degree, groundwater, and recommended that the site be evaluated for cleanup. The Company is not aware of any further action by EPA or its contractor at this site since the report of this inspection was issued in March 1991. Another EPA contractor conducted a screening site inspection in May 1990 on a site that includes the Company's Marseilles, Illinois facility in order to determine whether further investigation or cleanup of the site should be conducted. The contractor's report identified certain contamination of the soil and potential migration pathways for contamination of groundwater and surface water, but did not make any recommendations for further action. Illinois Environmental Protection Agency ("Illinois EPA") visited the site in April 1995. During February 1996, the Company received a CERCLA Site Inspection Report from Illinois EPA based on the April 1995 visitation. Officials of the Company were also advised verbally, by the Illinois EPA, that the site, which included the Marseilles facility, would be given a "no further action" status. However, the Company has received no written notice of this status from either EPA or Illinois EPA. The Company does not know if any cleanup will ultimately be required at these two sites, and consequently is unable to estimate the total costs of cleanup or its share of such costs if a cleanup is ordered. During September 1995, an investigation of the Saltville, Virginia facility was undertaken by EPA in connection with a review of the former operations of Olin Corporation conducted in and around Saltville. During October, 1996, the Company received a copy of a Health Consultation for the Former Hydrazine Plant of Olin Corporation. The only item noted in the consultation report concerning the former hydrazine plant was the presence of lead around a tank foundation. The Company plans to analyze the soil at that tank location and to dispose of, in an appropriate manner, any soil having elevated levels of lead. The Company has no information indicating that any cleanup required in connection with the Aurora, Marseilles and Saltville sites will have a material adverse effect upon the Company's financial condition or results of operation. Further, the Company believes that if it has any material liability for such costs, it would have claims against third parties in connection with such liability. Any such claims would be based on statutory and/or common law obligations of third parties, such as former owners, occupiers or disposers.

     PCS Phosphate was initially named as a party in two cleanup matters involving the Colorado School of Mines Research Institute ("CSMRI") in connection with hazardous substances allegedly generated at some of the former operations of CSMRI. During May, 1995, Elf (USA) advised EPA that Elf (USA) was handling the matter on behalf of Texasgulf Inc. and another former Elf (USA) subsidiary, Texasgulf Metals and Minerals Co. On January 28, 1997, EPA issued a notice that the required cleanup work at one of the sites had been completed.

     PCS Joint Venture and its general partner, Potash Corporation of Saskatchewan (Florida) Inc. ("PCS Florida"), a wholly-owned subsidiary of the Company, are subject to various environmental laws of the federal and local governments in the United States, and from time to time investigations relating to the enforcement of such laws. Currently, the Florida Department of Environmental Protection is conducting an investigation into soil and ground water contamination of a PCS Joint Venture fertilizer plant located in Lakeland, Florida and certain adjoining property. Assessment of the contamination of the plant site and of certain adjoining property is continuing. No connection between the operations of PCS Joint Venture (or its predecessor Florida Favorite Fertilizer, Inc.) and the contamination has been established. The magnitude of any liability which PCS Joint Venture and PCS Florida may have regarding the Lakeland, Florida plant has not yet been determined.

     In June 1994, the Georgia Department of Natural Resources, Environmental Protection Division, wrote to PCS Joint Venture seeking certain environmental information regarding its Moultrie, Georgia location. In October 1994, an additional request for information was received from the EPA pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Responses to both requests have been provided by PCS Joint Venture. Based on a preliminary investigation, there appears to be lead-contaminated soil at the site. However, a complete assessment of the site has not yet been completed, and the full nature and extent of the contamination cannot be quantified at this time.

     PCS Joint Venture is co-operating with regulatory authorities in their investigations of the Lakeland and Moultrie sites. It is also attempting to determine the number and location of other parties who may be liable for remediation of these sites. However, because site assessments are ongoing and because other parties may be liable for some or all costs of remediation, the ultimate liability of PCS Joint Venture has not yet been determined.

PERMITS

     A significant portion of the Company's phosphate reserves in Aurora, North Carolina is located in wetlands and, under the U.S. federal Clean Water Act, a permit must be obtained from the U.S. Army Corps of Engineers (the "Corps") before mining activity that will disturb the wetlands may occur. As part of the permit process for PCS Phosphate, the Corps issued a draft Environmental Impact Statement in January 1994 in which five alternative mine plans of PCS Phosphate were identified and evaluated for their environmental and other impacts. During May 1995, the Environmental Impact Statement was supplemented to add a sixth alternative. All six alternatives would enable mining to continue until 2013 at a mining rate of 5.4 million tonnes of phosphate rock per year. The cost of mining varies under each of the alternatives, given the significance of the costs of transporting the phosphate ore from the mine to the plants and of transporting gypsum and clay to reclamation areas. By letter dated November 21, 1996, PCS Phosphate requested that the alternative which would disturb the least amount of wetlands be approved by the Corps and that a permit be issued based on such alternative. No record of decision or permit has yet been issued by the Corps.

     The Company will be required to reach an agreement with the Corps on a wetlands mitigation plan as a condition of any wetlands permit at Aurora. The plan will require the Company to create or restore wetlands to compensate for the wetlands impacted by its mining activities. The Company has recently acquired additional land adjacent to its Aurora, North Carolina facilities for this purpose. In order to demonstrate the feasibility of such activities, as of December 31, 1996, the Company had created or restored 1,988 acres of wetlands.

     The Company does not anticipate that an Aurora wetlands permit will be issued before the spring of 1997. The Company does not expect to begin mining in areas covered by a wetlands permit before 2003. The implementation of an approved mine plan could be further delayed by litigation, administrative appeal or other factors. If approval from the Corps were to be denied or were to be substantially delayed, the Company has adequate phosphate reserves in non-wetlands areas in North Carolina to continue mining until 2003.

     In addition to the wetlands permit from the Corps, the Company also needs additional authorizations from agencies of the State of North Carolina to continue its mining activities in North Carolina. One of these is a certification from the State that the mining activities will comply with water quality standards. The Company is also required to have State mining permits that contain bonding and reclamation requirements. The Company has a State mining permit for the areas presently being mined by the Company that is effective through 2003, but this permit must be amended periodically to add additional acreage during this period. The Company also holds another mining permit from the State for the area of the property that is the subject of its wetlands permit application to the Corps. This State wetlands permit has been renewed until 2005. No mining activity can occur in the area pending issuance of all required permits. In addition, approval of renewals and amendments of these permits are conditional upon a determination by the State's Division of Coastal Management that the land use is consistent with the applicable county land use plan.

     The failure of the Company to obtain any of the foregoing permits would materially limit its phosphate mining operations in North Carolina beyond 2003.

     Gypsum is a by-product of the production of phosphoric acid. Gypsum is normally placed in above-ground storage areas called gypsum stacks. The gypsum stacks at the White Springs Plant will continue to be used and when closed will be covered or capped to the extent required under applicable regulations. Although the Company's management believes that it will be in compliance with Florida's Phosphogypsum Rule and as such should be allowed to continue using its three gypsum stacks for their useful lives of 40 to 50 years, it is not certain how long White Springs will be allowed to continue using its gypsum stacks beyond the year 2001. The rule permits the use of existing gypsum stacks until they reach capacity, if groundwater standards are met by January 1, 2001. A regulatory prohibition on use of existing stacks would result in a closure/new stack construction cost in excess of $100 million.

     Lands mined by White Springs after July 1, 1975 and unmined lands used in the mining operations after July 1, 1984 are subject to mandatory reclamation requirements of the State of Florida. Wetlands must be reclaimed on an acre-for-acre basis under the rules of the State of Florida Department of Environmental Protection ("DEP") unless otherwise provided in, or pursuant to, a Memorandum of Agreement, dated February 1, 1995, between OxyChem and DEP. The cost of reclamation of mandatory lands is borne solely by White Springs. The current practice of White Springs is to return most upland areas to commercial pine plantation, which is the predominant pre-operation land use. Reclaimed lands include uplands, wetlands and lakes.

     In 1996, White Springs completed a series of federal, state, and local permitting actions effecting a major change in the regulation of the mining operation and land reclamation. Pursuant to an agreement with the Florida Department of Environmental Protection ("FDEP"), White Springs will fund a land acquisition program for environmentally sensitive lands in the region near its operations. This concept is referred to as "off-site mitigation". Final approval of state plans to implement the agreement was granted in 1996, as was a required modification of existing mining permits from Hamilton County. FDEP's and Hamilton County's approvals are valid for the life of the operations, and define operating and reclamation standards for that term. Additional permit revisions incorporating this change were secured from the Corps for federally-regulated wetlands mining. The revised Corps permit covers operations through the year 2002. Further Corps permitting will be necessary to apply the off-site mitigation concept to remaining wetlands. Failure to achieve application of this concept to additional Corps wetlands would result in higher reclamation costs if on-site wetlands were required. Failure to secure the required permits under either on-site or off-site mitigation would negatively affect reserves and costs.

POTASH DECOMMISSIONING REGULATIONS

     The environmental regulatory authorities in the Province of Saskatchewan have enacted regulations to require decommissioning and reclamation plans and financial assurances with respect to decommissioning by owners and operators of mines. Discussions between the regulatory authorities and various participants in the mining industry have continued since 1994. Pursuant to the regulations, the Company is required to file with the responsible Minister by March 31, 1997 a decommissioning and reclamation plan for each of the Company's mines located in Saskatchewan. Such plans are subject to approval by the Minister and must include, among other things, a proposal for financial assurance to ensure completion of the plan. An approved financial assurance mechanism must be established by March 31, 1999 or one year following approval of the decommissioning and reclamation plan, whichever is later. Because of the uncertainty surrounding the amount and structure of the assurance mechanism, the Company is unable to accurately estimate the related costs or other financial implications to the Company.

RECENT ACQUISITION OF ARCADIAN CORPORATION

     On March 6, 1997, the Company acquired all of the outstanding capital stock of Arcadian. Arcadian was merged with and into PCS Nitrogen, Inc. under which name the former Arcadian business now operates. As hereafter used, "PCS Nitrogen" refers to PCS Nitrogen Inc., its predecessors and and its direct and indirect subsidiaries unless the context otherwise indicates.

GENERAL

     PCS Nitrogen is the largest producer and marketer of nitrogen fertilizers and nitrogen chemicals in the Western Hemisphere. These products are used for both agricultural and industrial purposes. PCS Nitrogen produces ammonia at six of its seven domestic plants and in Trinidad. The ammonia is used to produce a full line of upgraded nitrogen products, including urea, ammonium nitrate, nitric acid and nitrogen solutions. Ammonia, urea, ammonium nitrate and nitrogen solutions are sold as fertilizers to agricultural customers and to industrial customers for various applications, while nitric acid is sold to industrial customers as an intermediate chemical feedstock. In addition to nitrogen products, PCS Nitrogen manufactures a variety of phosphate products at one domestic plant for agricultural and industrial purposes. In 1996, PCS Nitrogen's sales were divided approximately 60% to agricultural customers and 40% to industrial customers. PCS Nitrogen's plants ship products to agricultural, industrial and export customers via barge, rail, truck and ship. The locations of PCS Nitrogen's plants are Augusta, Georgia; Clinton, Iowa; Geismar, Louisiana; La Platte, Nebraska; Lima, Ohio; Memphis, Tennessee; Wilmington, North Carolina; and Point Lisas, Trinidad. In March 1995, PCS Nitrogen indefinitely shut down production activities at its plant in Savannah, Georgia, and converted it to a product distribution facility. All of the plants, except for the Lima and Trinidad plants, were acquired in 1989 in connection with the formation of Arcadian. The Lima and Trinidad plants were acquired in 1993.

     Arcadian was created in 1989 with the acquisition of five previously separate nitrogen fertilizer businesses. From April 1992 to August 1995, Arcadian conducted substantially all of its operations through a master limited partnership, Arcadian Partners, L.P. ("Partners" and together with its subsidiaries, collectively, "Partnership"). Arcadian created the Partnership and held a 2% general partner interest and a 43% limited partner interest; a 55% limited partner interest was represented by publicly traded preference units. Arcadian effectively acquired all of the preference units of Partners in August 1995.

PRODUCT SALES

     The historical combined net sales of PCS Nitrogen's principal products for the periods indicated are set forth in the table below.

                                           1996                  1995                  1994
                                     -----------------     -----------------     -----------------
                                                 % OF                  % OF                  % OF
                                                 TOTAL                 TOTAL                 TOTAL
                                       NET        NET        NET        NET        NET        NET
                                      SALES      SALES      SALES      SALES      SALES      SALES
                                     -------     -----     -------     -----     -------     -----
                                                         (MILLIONS OF DOLLARS)
Ammonia...........................   $ 385.5      29.3%    $  341.7     27.0%    $  306.2     27.8%
Urea..............................     351.9      26.8        371.5     29.3        276.6     25.1
Nitric Acid.......................      31.2       2.4         30.3      2.4         25.5      2.3
Ammonium Nitrate..................      79.3       6.1         77.6      6.1         87.7      8.0
Nitrogen Solutions................     324.7      24.7        317.6     25.1        273.9     24.9
Phosphate Products................      97.8       7.4         84.0      6.7         91.0      8.3
Other Products....................      43.6       3.3         44.2      3.4         39.4      3.6
                                     --------    ------    --------    ------    --------    ------
Total Net Sales...................   $1,314.0    100.0%    $1,266.9    100.0%    $1,100.3    100.0%
                                     ========    ======    ========    ======    ========    ======

MARKETING AND DISTRIBUTION

     PCS Nitrogen supplies customers in the major crop producing and fertilizer consuming areas of the U.S. from its domestic plants which are strategically located throughout the eastern half of the U.S., giving PCS Nitrogen access to a strong, diversified crop base and lengthy fertilizer consuming seasons. Following the acquisition, the marketing functions for PCS Nitrogen will by handled by PCS Sales, the Company's marketing subsidiaries. PCS Nitrogen's domestic plants have ready access to major railroads, truck, barge or vessel transportation. At the Geismar plant, PCS Nitrogen also has one of the few U.S. deep-water direct vessel loading facilities in the industry, which provides it with ready access to the export market.

     The primary customers for fertilizer products are retail chain operators, dealers, distributors and other fertilizer producers. National farm retail chains and cooperatives have both distribution and application capabilities. PCS Nitrogen does not sell products directly to farmers.

     PCS Nitrogen distributes its products by barge, railcar and truck to its customers and through its strategically located storage terminals in high consumption areas. PCS Nitrogen leases or owns approximately 50 terminal facilities with an aggregate storage capacity of approximately 600,000 tons of product. The terminals provide off-season storage and also serve local dealers during the peak seasonal demand period. PCS Nitrogen operates approximately 1,300 railcars, including various types of specialty railcars necessary for transporting some of PCS Nitrogen's products.

     PCS Nitrogen distributes products from the Trinidad plant to markets in Latin America, Europe and Africa in addition to the United States. PCS Nitrogen's distribution operations in Trinidad employ two long-term chartered ocean-going vessels and utilize spot charters as necessary for the transportation of ammonia. All bulk urea production is shipped through third-party carriers.

SEASONALITY AND VOLATILITY

     The markets for nitrogen and phosphate fertilizers are global commodity markets. These products generally have no proprietary distinction, and the markets for PCS Nitrogen's fertilizer products are both seasonal and volatile. The seasonality of PCS Nitrogen's business is primarily the result of the agricultural growing season, which imposes the need to build inventories for the annual peak periods of fertilizer application. The volatility of PCS Nitrogen's business is the result of a number of factors, including U.S. and foreign public sector policies (including international trade policies), the number of acres planted, weather patterns and conditions, the mix and yield of crops planted, disposable farm income, the level of imports and, as with other global markets, the relative value of the U.S. dollar. The most important factors for domestic markets are weather patterns and conditions (particularly during periods of high fertilizer application) and the agricultural and trade policies of the U.S. government.

     The effects of the seasonality of PCS Nitrogen's fertilizer sales are offset in part by the sale of approximately 40% of its production for industrial, rather than agricultural, purposes. The industrial market business cycles for PCS Nitrogen's products are generally independent of the agricultural cycles.

COMPETITION

     Although there has been extensive consolidation and privatization worldwide, substantial competition exists in the nitrogen fertilizer and chemical industries. PCS Nitrogen competes domestically with a broad range of companies in the production and sale of nitrogen fertilizer and chemical products, including subsidiaries of larger chemical companies, farm cooperatives, integrated energy companies and independent fertilizer companies. Because fertilizer is a commodity, competition takes place largely on the basis of price and delivery. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities and markets are important competitive factors.

     PCS Nitrogen also competes with foreign companies whose nitrogen products are imported into the United States. Although diminishing in number, various foreign competitors receive subsidies from their governments. Some countries also have natural gas supplies that are surplus to domestic demand. This surplus natural gas may have a low alternative value and, when used as feedstock for the manufacture of ammonia and urea, can result in low-cost production. These low-cost products are being imported into the U.S. and compete with domestically manufactured nitrogen fertilizers, including those of PCS Nitrogen. In addition, other importers subsidized by their governments may import products into the U.S. for reasons not related to U.S. fertilizer market conditions, such as a need to obtain U.S. dollars.

     PCS Nitrogen believes that its production capacities for each of its principal nitrogen products are the largest in the Western Hemisphere, and that its major domestic competitors are Farmland Industries, Inc., CF Industries, Inc., and Terra Industries Inc.

     PCS Nitrogen's domestic plants serve agricultural markets with a diversified crop base that spans a lengthy growing season. PCS Nitrogen's domestic manufacturing plants are strategically located in agricultural and industrial end-use markets in the Southeast, Midwest and Gulf Coast regions. PCS Nitrogen believes that it is more economical to transport natural gas, the primary raw material in the production of nitrogen fertilizers and chemicals, to plants situated in the product markets than to transport such products over long distances. Several of PCS Nitrogen's domestic plants are located closer to their primary customers than are their competitors. PCS Nitrogen concentrates its marketing efforts on these nearby markets where lower transportation costs result in better margins. The Company believes that the number and geographic diversity of its plants provide competitive advantages in manufacturing, distribution, marketing, customer service and other areas when compared to competitors controlling only a few facilities.

RAW MATERIALS

     Natural gas is the primary raw material used for the production of ammonia and, as a result, virtually all of PCS Nitrogen's other nitrogen products. The purchase and transportation of natural gas accounts for approximately 40% of PCS Nitrogen's total domestic production cost. PCS Nitrogen's natural gas strategy is to purchase approximately one-third of its natural gas in the spot market or on short-term contracts, one-third of its natural gas pursuant to fixed-price physical contracts, reserves in the ground or forward contracts which fix the price of future deliveries, and the remaining one-third of its natural gas in Trinidad using a pricing formula related to the market price of ammonia. PCS Nitrogen purchases nearly all its natural gas from producers or marketers at the point of delivery of the natural gas into the pipeline system, then pays the pipeline company and, where applicable, the local distribution company to transport the natural gas to PCS Nitrogen's facilities. Approximately 75% of PCS Nitrogen's domestic consumption of natural gas is delivered pursuant to firm transportation contracts which do not permit the pipeline or local distribution company to interrupt service to, or divert natural gas from, the plant.

     In addition to nitrogen products, PCS Nitrogen produces phosphate products at the Geismar plant for which supplies of phosphate rock and sulfur are necessary. PCS Nitrogen purchases phosphate rock from Morocco pursuant to an agreement with a Moroccan government-owned company, the current term of which expires on December 31, 2002, wherein prices are reset annually through negotiation. If no agreement on price is reached, either party may terminate the agreement. Changes in the agreement could affect the stability of the supply of the raw material and the profitability of PCS Nitrogen's phosphate products. Sulfur is purchased pursuant to a contract that may be cancelled by either party upon 180 days' notice prior to the end of any month. Both phosphate rock and sulfur are delivered to the Geismar plant via ship and barge.

FACILITIES

     PCS Nitrogen manufactures nitrogen products at eight plants, of which seven are located in the United States and one is located in Trinidad. The following table sets forth the plant locations and production capabilities:

          PLANT LOCATIONS                               PRODUCTS PRODUCED
-----------------------------------  --------------------------------------------------------
Augusta, Georgia...................  Ammonia, urea, nitric acid, ammonium nitrate, and nitrogen solutions
Clinton, Iowa......................  Ammonia, urea, nitric acid, ammonium nitrate, and nitrogen solutions
Geismar, Louisiana.................  Ammonia, urea, nitric acid, ammonium nitrate, nitrogen solutions, phosphoric acid, super-phosphoric acid,
                                     phosphate solutions, and sulfuric acid
LaPlatte, Nebraska.................  Ammonia, urea, nitric acid, ammonium nitrate, and nitrogen solutions

          PLANT LOCATIONS                               PRODUCTS PRODUCED
-----------------------------------  --------------------------------------------------------
Lima, Ohio.........................  Ammonia, urea, nitric acid, nitrogen solutions, and ammonium nitrate
Memphis, Tennessee.................  Ammonia and urea
Wilmington, North Carolina.........  Nitric acid, nitrogen solutions, and ammonium nitrate
Point Lisas, Trinidad..............  Ammonia and urea

     PCS Nitrogen leases or owns terminal facilities at approximately 50 locations throughout the southern, southwestern, midwestern and eastern United States principally for the storage of nitrogen solutions. PCS Nitrogen also leases office space for its corporate headquarters.

SERVICE AGREEMENTS

     The Geismar plant is integrated with a larger chemical manufacturing complex owned by Allied-Signal, Inc. ("Allied"). Under the Geismar Services Agreement, PCS Nitrogen and Allied provide certain support services to each other, including the provision of utilities, the discharge of wastewater, security and emergency services, and other essential services. PCS Nitrogen believes that most of the services that PCS Nitrogen requires are available from other sources, if necessary. However, the termination of, or the need to replace, certain of the services provided (such as steam, well water supply and dock services) could, in the aggregate, involve potentially significant capital expenditures, increased operating costs and disruptions to the operations of the Geismar plant.

     BP Chemicals Inc. ("BPC") operates the Lima plant on PCS Nitrogen's behalf under an operating agreement that can be terminated by either party with one year notice. PCS Nitrogen's payments to BPC under the operating agreement generally are intended to approximate BPC's previous cost of operating the Lima plant and are made through the reimbursement of expenses incurred by BPC in providing such operating services. In addition, due to the mutual interdependence of the Lima plant and BPC's operations, PCS Nitrogen and BPC have agreed to provide each other with certain manufacturing support services at cost pursuant to a contract extending for as long as the plants continue to operate and either party is required to provide support services thereunder.

     PCS Nitrogen uses contract labor personnel provided by Augusta Service Company, Inc., which is owned 50% by PCS Nitrogen and 50% by DSM Chemicals North America, Inc. ("DSM"), to provide purchasing, stores and spare parts management, maintenance, repair and shipping services for the Augusta plant.

PCS NITROGEN LITIGATION

DOJ Investigations

     In 1993, PCS Nitrogen learned that the Antitrust Division of the Department of Justice (the "DOJ") had initiated a grand-jury investigation of pricing practices in the explosives industry. In response to a subpoena issued in that investigation, PCS Nitrogen produced to the DOJ in 1994 and 1995 documents concerning ammonium nitrate sold to explosives manufacturers. In late 1996 and early 1997, PCS Nitrogen learned that the DOJ had begun contacting current and former PCS Nitrogen employees seeking information concerning PCS Nitrogen's pricing of ammonium nitrate in 1992. PCS Nitrogen is cooperating fully with the DOJ investigation and has been informed by the DOJ that, based on currently available information, neither PCS Nitrogen nor any of its current or former directors, officers and employees is a target of the investigation. PCS Nitrogen believes that neither it nor its employees have violated the antitrust laws and that the DOJ's investigations are unlikely to result in a material adverse effect on the Company.

Lake Charles Plant

     In connection with an incident at its Lake Charles plant in 1992, PCS Nitrogen is contesting penalties proposed by the United States Occupational Safety and Health Administration ("OSHA") totaling $4.35 million. On February 19, 1997, an administrative law judge of the Occupational Safety and Health Review Commission issued a decision finding that PCS Nitrogen had committed a willful violation of the federal Occupational Safety and Health Act and assessing a penalty of $50,000. PCS Nitrogen plans to appeal the judge's decision. Other phases of the OSHA proceeding have generally been favorable to PCS Nitrogen. While PCS Nitrogen and legal counsel anticipate that any civil penalty ultimately paid will be substantially less than the remaining $4.35 million penalty proposed by OSHA, they cannot predict with certainty the outcome of the proceeding.

     In September 1996, PCS Nitrogen's liability insurers negotiated preliminary settlements of substantially all of the civil litigation arising from the Lake Charles incident. The settlements, which in the aggregate are within the policy limits of PCS Nitrogen's liability insurance, are subject to the negotiation and execution of definitive settlement agreements and, with respect to the class action civil litigation, approval as to fairness by the court. There remain three lawsuits against PCS Nitrogen arising from the incident, which were brought by former employees at the Lake Charles plant who allege that they were wrongfully terminated following the incident. Management and legal counsel believe that these lawsuits are without merit, and that there will be no material adverse effect on the Company upon their resolution.

Port Authority of New York and New Jersey

     On March 13, 1996, PCS Nitrogen, two other nitrogen producers, and up to 30 unidentified parties were named as defendants in a lawsuit filed in the name of the Port Authority of New York and New Jersey (the "Port Authority") in New Jersey state court. The lawsuit was filed by attorneys hired by the Port Authority's subrogated insurance carriers. The Port Authority's insurers are seeking to recover damages allegedly incurred as a result of the explosion at the World Trade Center in New York City on February 26, 1993. The Port Authority's insurers allege in their complaint that the two other named defendants and one or more unidentified parties (as manufacturers of ammonium nitrate), PCS Nitrogen and one or more unidentified parties (as producers of urea), and one or more unidentified makers of nitric acid are liable under various tort theories for unspecified property damages, business interruption losses, lost rent and other damages allegedly incurred by the Port Authority as a result of the World Trade Center explosion. The lawsuit was removed to federal court in New Jersey. On February 7, 1997, the defendants filed a motion to dismiss the suit for failure to state a claim upon which relief could be granted. Although neither the Port Authority nor its subrogated insurers have alleged or otherwise revealed the amount of damages sought from the defendants in the lawsuit, the Port Authority stated in an affidavit submitted to the court in support of its motion to disqualify its insurers' counsel that as of April 9, 1996, the Port Authority had submitted to its insurers claims relating to the explosion totaling approximately $340 million, of which the insurers had paid approximately $160 million. PCS Nitrogen is unaware of any basis for liability and intends to vigorously defend the lawsuit.

PCS NITROGEN ENVIRONMENTAL MATTERS

     The production, distribution and storage of nitrogen and phosphate fertilizers and chemicals may result in environmental damage. In addition, the production of fertilizers and chemicals involves the use, handling and processing of materials that may be considered hazardous within the meaning of applicable environmental, health and safety laws. PCS Nitrogen believes that the procedures currently in effect at all of its facilities for the production, handling and transportation of all materials are consistent with industry standards and are in general compliance with applicable environmental, health and safety laws, the violation of which could have a material adverse effect on the Company.

     PCS Nitrogen's operations are subject to extensive and evolving federal, state and local and certain foreign laws and regulatory requirements relating to environmental affairs, health and safety, waste management and chemical products. Permits are required for the operation of PCS Nitrogen's plants and related facilities, and these permits are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with these regulations and permits, and violators are subject to civil and criminal penalties, including civil fines, injunctions or both. Third parties also may have the right to pursue legal actions to enforce compliance. Future developments, such as stricter laws, regulations or enforcement policies thereunder, could significantly increase the costs of PCS Nitrogen with respect to the handling, manufacture, use, emission or disposal of substances or wastes by PCS Nitrogen. Moreover, some risk of environmental costs and liabilities is inherent in PCS Nitrogen's operations and products, as it is with other companies in the industry, and there can be no assurance that material costs and liabilities will not be incurred by PCS Nitrogen. PCS Nitrogen's capital expenditures on projects principally related to environmental control, remediation and compliance in 1996 were approximately $10 million, and PCS Nitrogen anticipates expenditures of approximately $11 million for similar projects during 1997 and $7 million for such projects during 1998. PCS Nitrogen expects that its capital requirements for environmental projects may increase in the future due to increasingly stringent environmental regulations arising from current and future requirements of law.

     The federal Clean Air Act Amendments of 1990 ("CAA Amendments") provide for increased regulation of air emissions, including pollutants that may be considered toxic within the meaning of the statute, and set forth requirements for federal air emissions operating permits, applications for which have been submitted to the relevant state permitting authorities. In addition, several states, including Louisiana and North Carolina, have adopted or are in the process of adopting stricter controls on air emissions designated as toxic by those states, which in certain cases include ammonia. PCS Nitrogen retained an environmental consulting firm to evaluate the applicability of the CAA Amendments' requirements to PCS Nitrogen's domestic plants. Based on the results of the study, PCS Nitrogen will be required to take certain actions to ensure compliance with the CAA Amendments and related applicable state laws. As the nature and cost of such actions will be determined as the operating permit application process for each of its plants proceeds, PCS Nitrogen is currently not able to estimate the potential costs of such action.

     The plant sites on which PCS Nitrogen's production operations are located have been used for many years. Although PCS Nitrogen has utilized, and believes that its predecessors generally utilized, operating and disposal practices that PCS Nitrogen believes complied with industry standards at the time, federal and state laws relating to the remediation of historical disposal sites have become more stringent. As a result, to the extent that wastes may have been released or disposed of at its plant sites, PCS Nitrogen has in the past been, and may in the future be, required to remediate contaminated property or ground water or remove previously disposed wastes and address related liabilities.

     In connection with certain recent modifications and additions to the Geismar plant, consultants retained by PCS Nitrogen incorrectly estimated emissions levels for nitrous oxide ("N0x") associated with such projects. As a result, preconstruction permit applications required for such projects under the federal Clean Air Act were not filed by PCS Nitrogen. Pursuant to a consent order with the Louisiana Department of Environmental Quality ("LDEQ"), such applications have now been filed, and PCS Nitrogen expects LDEQ to issue corresponding permits soon. Although PCS Nitrogen is unable to predict with certainty whether LDEQ will impose N0x emissions controls through such permits, PCS Nitrogen currently estimates that such controls, if imposed, will require the expenditure of approximately $750,000.

     UAN solutions storage facilities at the Clinton and LaPlatte plants are subject to recently-issued state secondary containment regulations. These regulations require the installation of spill prevention and containment structures and equipment, and the adoption of procedures, to prevent or mitigate releases of UAN solutions to the environment. Based on currently available information, PCS Nitrogen expects that it will incur expenditures of $2-2.5 million for each of the Clinton and LaPlatte plants for such purposes. PCS Nitrogen expects to incur the entire Clinton plant expenditure during 1997, while the LaPlatte plant expenditure will be incurred over a two-year period ending in 1998.

     In February 1996, the North Carolina Department of Environment, Health and Natural Resources notified PCS Nitrogen that the Navassa, North Carolina terminal site had been included on the state's Inactive Hazardous Waste Sites Priority List. Listed sites normally are subject to detailed assessment of the environmental condition of concern and the feasible remediation options. PCS Nitrogen nonetheless currently expects that the cost and liability, if any, associated with the Navassa terminal site will not have a material adverse effect on the Company.

     In 1991, after extensive environmental assessments, PCS Nitrogen installed a remediation system at the Memphis plant to address certain contaminants found in the groundwater. Although the system was installed voluntarily and had been in operation for over a year, the Tennessee Department of Environment and Conservation ("TDEC") in 1993 proposed to include the Memphis plant on the state's list of Inactive

Hazardous Substance Sites. The Tennessee Solid Waste Disposal Control Board rejected a similar proposal made by the TDEC in 1989. Listed sites normally are subject to detailed assessment of the environmental condition of concern and the feasible remediation options, but that process may not be fully appropriate as to the Memphis plant in view of PCS Nitrogen's existing remediation system. Nevertheless, in 1994, PCS Nitrogen entered into a voluntary consent agreement and order with the TDEC providing for oversight and possible modification by the TDEC of PCS Nitrogen's current remedial action, including authority for requiring assessments of soils associated with PCS Nitrogen's wastewater treatment system. There can be no assurance that the Memphis plant will not be listed in the future, but in the event that it is listed, PCS Nitrogen expects that the compliance costs will not have a material adverse effect on the Company.

     In 1990, PCS Nitrogen implemented a voluntary program to assess groundwater quality at the Clinton plant due to the presence of nitrates in the groundwater. PCS Nitrogen provided the results of its investigation to the Iowa Department of Natural Resources ("IDNR"). Pursuant to negotiations with the IDNR, the Company will conduct further investigations and, if necessary, remediation. Further, the Clinton plant site is immediately adjacent to the Chemplex Superfund site at which groundwater remediation is currently being conducted. Certain volatile organic compounds associated with the Chemplex site have been detected in small amounts in the groundwater at the Clinton plant. It is also possible that remediation activities at the Chemplex site could result in increased levels of nitrates in groundwater at the Clinton plant. Nonetheless, based on currently available information, PCS Nitrogen expects that the cost of the further assessment and any remediation of nitrates will not have a material adverse effect on the Company.

     The Lima plant discharges wastewater to the Ottawa River under a National Pollutant Discharge Elimination System permit issued by the Ohio Environmental Protection Agency ("OEPA"). When the permit was renewed in 1989, the OEPA initially proposed to impose substantial limitations on certain substances present in the wastewater, based on concerns over the already impaired quality of the river water as a result of industrial or municipal discharges. The OEPA later agreed in an administrative settlement to a five-year permit for the Lima plant with discharge conditions that were more acceptable to the Lima plant's prior owner, BPC. The permit expired in 1994, was administratively extended and was renewed by the OEPA in July, 1996, for a shorter than customary term ending October 31, 1997. While PCS Nitrogen does not expect that substantial additional discharge restrictions will be imposed in conjunction with the next renewal, the OEPA may again seek to impose a reduction in the permitted discharge levels. Such restrictions may require the installation of improved treatment technology, the cost of which will depend on the limitations ultimately imposed.

     DSM, which conducts manufacturing operations immediately adjacent to the Augusta plant, is subject to certain corrective action requirements under its Resource Conservation and Recovery Act ("RCRA") hazardous waste management permit. Pursuant to these requirements, the Georgia Department of Natural Resources ("GEPD") identified a number of solid waste management units on DSM's property, including several on property formerly leased from DSM by PCS Nitrogen, for assessment and potential remediation. During 1996, PCS Nitrogen purchased the leased land and the GEPD required PCS Nitrogen to enter into a corrective action consent order for the performance of the assessment and remediation actions which would have been required of DSM with respect to the purchased land under its RCRA permit. PCS Nitrogen is preparing a draft remediation investigation work plan to be submitted to the GEPD providing for the assessment of the solid waste management units identified by the GEPD at the Augusta plant. Due to the preliminary nature of the draft work plan and the fact that it must be approved by the GEPD prior to implementation, PCS Nitrogen is currently not able to accurately estimate the amount of costs that will be incurred. Based on currently available information, however, PCS Nitrogen does not expect that such costs will have a material adverse effect on the Company.

     The Parliament of Trinidad and Tobago is considering legislation providing for the increased regulation of environmental matters. Due to the uncertain and emerging nature of this legislation and the regulations to be issued thereunder, PCS Nitrogen is not currently able to accurately predict the impact that such legislation and associated regulations may have on its operations in Trinidad. However, PCS Nitrogen does not currently expect that such legislation or regulations will have a material adverse effect on the Company.

PENDING ACQUISITION OF KALI UND SALZ BETEILIGUNGS AKTIENGESELLSCHAFT

     On December 6, 1996, PCS entered into an agreement (the "K&S Purchase Agreement") with Guano-Werke GmbH ("GW"), a wholly-owned subsidiary of BASF Aktiengesellschaft ("BASF"), under which PCS will purchase 51% of the outstanding shares (the "K&S Shares") of Kali und Salz Beteiligungs Aktiengesellschaft ("K&S") from GW for an aggregate purchase price of DM 250 million (approximately $162 million, as at December 31, 1996) (the "K&S Acquisition"). Upon the closing of the purchase, GW will continue to hold approximately 25.4% of the outstanding K&S Shares and the remaining 23.6% will continue to be widely held and publicly traded in Germany. K&S's primary assets are a 51% interest in Kali und Salz GmbH ("K&S Sub") and a 50% interest in Potash Company of Canada Limited ("Potacan"). The primary assets of K&S Sub are its six potash and two salt mines and processing plants in Germany. The primary assets of Potacan are its potash mine and processing plant in Canada. Wholly owned subsidiaries of K&S are engaged in the businesses of providing dry solid waste disposal services and providing transportation and terminalling for certain bulk commodities. Waste disposal takes place at some of the mines of K&S Sub and is conducted in compliance with German environmental and other regulatory requirements. Terminalling services are provided through a terminal in Hamburg, Germany. As used herein, "DM" means Deutsche Marks.

PURCHASE AGREEMENT

     The K&S Purchase Agreement provides that GW will sell 2,550,000 K&S Shares to PCS for a purchase price of DM 250 million to be paid in cash in two installments consisting of DM 150 million payable at closing and DM 100 million payable no earlier than one year and no later than three years from closing. In addition, GW agreed to grant to PCS a call option to purchase the remaining 1,272,789 K&S Shares held by it at any time before January 1, 2000, at a price of DM 124.8 million and a right of first refusal thereafter to January 1, 2010. PCS will fund the purchase price of the K&S Shares with cash obtained from either its existing cash or borrowings.

     The K&S Purchase Agreement contains conditions to closing thereunder, including the obtaining of certain applicable regulatory approvals. BASF and PCS have each made the necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the waiting period thereunder expired at midnight on January 12, 1997. Submissions have been made to the Canadian and German regulatory authorities regarding the proposed transaction and discussions are continuing with the Canadian authorities. On February 28, 1997 the German Federal Cartel Office issued an order prohibiting the transaction. PCS and BASF are preparing and intend to file, as soon as practicable, an application for authorization from the German Minister of Economics for the transaction to proceed.

     The K&S Purchase Agreement contains certain representations and warranties made with respect to K&S, K&S Sub and certain other principal operating subsidiaries, including that, to the best knowledge of GW, (a) any environmental pollution of the real estate used in the businesses to be acquired, for which such businesses could be held liable, and (b) any decommissioning costs applicable to such businesses, under current law or presently required final operation plans, are covered by enforceable obligations against third parties or by proper financial statement accruals. The K&S Purchase Agreement also contains representations and warranties made with respect to K&S, K&S Sub and certain other principal operating subsidiaries that, to the best knowledge of GW, all licenses, permits and authorizations necessary to continue such businesses as currently operated have been obtained. GW has agreed to indemnify PCS for a period of two years after closing for claims arising out of GW's breaches of its representations and warranties under the K&S Purchase Agreement. However, certain environmental claims will be indemnified for a period of five years, and certain tax claims will be indemnified for a period six months longer than the applicable statute of limitations.

     The financial obligations of GW under the K&S Purchase Agreement are guaranteed by BASF.

DESCRIPTION OF K&S SUB'S BUSINESS

German Mining Operations

     K&S Sub produces and markets a broad line of fertilizer products compounded from potassium, magnesium and sulfur. It also produces and markets salt (NaCl). In 1996, K&S Sub's sales were DM 1375 million, of which 67% was attributable to sales of muriate of potash and sulphate of potash.

Properties

     K&S Sub operates two groups of potash and salt mines and processing plants, the North Group and the Werra Group. The North Group consists of operating mines and processing plants at Sigmundshall, Zielitz, Bernburg and Braunschweig-Luneberg and a processing plant at Bergmannsegen-Hugo. The Werra Group consists of operating mines and processing plants at Wintershall, Hattorf, Unterbreizbach and Neuhof-Ellers.

                                                                       CAPACITY
                                   MINE                          (THOUSAND TONNES/YR)
            --------------------------------------------------   --------------------
            NORTH GROUP
            Sigmundshall......................................         450 K(2)O
            Zielitz...........................................       1,250 K(2)O
            Bernburg..........................................       2,000 NaCl
            Braunschweig -- Luneburg..........................         600 NaCl
            WERRA GROUP
            Wintershall.......................................         600 K(2)O
            Hattorf...........................................         700 K(2)O
            Unterbreizbach....................................         350 K(2)O
            Neuhof -- Ellers..................................         350 K(2)O

Production

     K&S Sub extracts ore from its potash mines using conventional underground drill and blast techniques. The salt mines also utilize various drill and blast mining methods underground with nearly 50% of the salt production at Bernburg coming from solution mining caverns. K&S Sub generally operates its mines 24 hours a day, 5 days a week, using 3 shifts, and operates its processing plants 24 hours a day, 7 days a week, using 3 shifts a day.

     In the processing plants, saleable products are separated from waste material by crushing to a fine fraction and then using either electro-static separation or flotation techniques. In some plants, crystallization circuits are utilized to improve recovery or produce more refined potassium chloride products. Finished products are screened to required size ranges and, in some cases, compactor circuits are utilized to produce a larger size granular product suitable for bulk blending with other fertilizers.

     The collective annual capacity of the operating Werra Group mines and processing plants is 1.6 million tonnes of potassium chloride, 1.2 million tonnes of potassium sulfate, 1.3 million tonnes of potassium-magnesium products,
1.1 million tonnes of magnesium sulfate products, 0.2 million tonnes of magnesium chloride products, and 0.6 million tonnes of sodium chloride. Production pattern flexibility in the Werra group could permit increases in annual potassium chloride capacity of 0.5 million tonnes, in annual potassium-magnesium products capacity of 0.4 million tonnes, and in annual magnesium sulfate products capacity of 0.2 million tonnes, limited however by the overall capacity. Thus, an increase in one product may result in a decrease in the availability of other products. The collective annual capacity of the operating North Group mines and processing plants is 2.9 million tonnes of potassium chloride and 2.6 million tonnes of sodium chloride.

Reserves

     K&S Sub has calculated its ore reserves as of October 1996 for the various operations as follows:

                                                                                         MINE LIFE
                                                                  ORE RESERVES       (YEARS AT CURRENT
                            MINE                                (MILLION TONNES)     PRODUCTION RATES)
-------------------------------------------------------------   ----------------     -----------------
NORTH GROUP
Sigmundshall.................................................           36                   14
Zielitz......................................................          222                   50
Bernburg.....................................................           53                   57
Braunschweig-Luneburg........................................           18                   30
WERRA GROUP
Wintershall..................................................          390                   51
Hattorf......................................................          736                   84
Unterbreizbach...............................................          144                   48
Neuhof-Ellers................................................          170                   57

Marketing

     In 1996, European sales of DM 1045 million represented approximately 76% of K&S Sub's total sales. European sales were primarily to cooperatives, brokers, compound fertilizer producers, bulk blenders and industrial customers. Offshore sales were primarily to cooperatives, brokers, compound fertilizer producers, bulk blenders and industrial customers located in Brazil, India, Indonesia, Japan, Malaysia, the United States, Columbia and China. In 1996, no one customer accounted for as much as 10% of K&S Sub's total sales.

     In 1996, K&S Sub had approximately 2,800 European customers, with the top 10 (ranked by volume) accounting for 37% of European sales, and had approximately 260 overseas customers, with the top 10 (ranked by volume) accounting for 44% of overseas sales. Sales volumes are spread relatively uniformly over the year, with sales in the first and fourth quarters exceeding in a minor amount sales in the second and third quarters. Generally, sales are made on a spot basis, with 90% of European sales and 75% of offshore sales being made to traditional long-term customers.

Distribution and Transportation

     K&S Sub ships product from its mines to customers by various means, including rail, barge, truck and ship. Most offshore sales are handled through the K&S-owned port facility in Hamburg, Germany. In 1996, 2.7 million tonnes of potash were exported through Hamburg, 0.5 million tonnes of salt and potash through Wismar, Germany, to Baltic destinations, and lesser quantities through the ports of Lubeck and Antwerp. K&S's warehouse capacity for all products, excluding rock salt, totals approximately 1.7 million tonnes, with approximately
1.0 million tonnes capacity at the mines, approximately 0.3 million tonnes capacity at the port of Hamburg, approximately 0.2 million tonnes of capacity elsewhere in Germany, and approximately 0.2 million tonnes of storage elsewhere in Europe.

Competition

     Potash is a bulk commodity industry in which production and transportation costs determine the relative competitiveness of the producers in the various global regional markets. K&S Sub supplies nearly all of Germany's internal consumption of potash. In 1996, this represented 20% of its total potash sales. Western Europe is the most important export market for K&S Sub, representing 42% of its total potash sales in 1996. K&S Sub competes against indigenous producers in France and the United Kingdom. Key competitors in Western Europe (ranked in order of relative share of export sales) in 1996 were located in Israel, Spain, the United Kingdom, the former Soviet Union, Canada and Jordan. Potash sales into Asia, particularly India, and into Latin America, particularly Brazil, represent the other key markets for K&S Sub. In the Indian market, key competitors for K&S Sub are producers from the former Soviet Union, Jordan and Israel. In the Brazilian market, key competitors for K&S Sub are producers from Canada, the former Soviet Union and Israel. K&S Sub is most competitive in its domestic market and in European markets where it enjoys some transportation cost advantage. Moreover, the European markets are the key markets for the supply of specialty fertilizers containing potassium, magnesium and sulphur. In 1996, approximately 34% of K&S Sub's potash sales was in the form of potassium sulphate and other specialty fertilizers, a specialized potassium market in which there are fewer competitors globally.

Employees

     At December 31, 1996, K&S directly and through subsidiaries employed 8,846 full-time employees which included 8,431 employees of K&S Sub of which 86 employees worked under part-time contracts.

GOVERNMENT OWNERSHIP

     In 1993, a reorganization of the German potash industry occurred and K&S Sub was created. K&S contributed its mines and properties to K&S Sub and received 51% of its shares. The Treuhandanstalt, a state agency established for the purpose of privatizing East German industrial activities, contributed the former East German mines and properties plus DM 1.0 billion to K&S Sub and received 49% of its shares.

     At present, the German federal government, through Beteiligungs -- Management -- Gesellschaft Berlin mbH ("BMGB"), beneficially owns and controls 49% of the shares of K&S Sub. BMGB's shareholder rights are exercised by Bundesanstalt fur vereinigungsbedingte Sonderaufgaben, as successor to the Treuhandanstalt.

     On May 13, 1993, a shareholders agreement (the "Shareholders Agreement") was entered into between K&S and the Treuhandanstalt. It contains a five-year (to December 31, 1997) business plan (the "Business Plan") and reserves to the shareholders of K&S Sub authority to amend, or approve deviations from, the Business Plan. It also establishes a special 75% majority with respect to most matters requiring shareholder approval, including amendments to the Business Plan, which special majority provision will expire December 31, 1997, except as described below.

     After 1997, and for so long as BMGB and K&S hold, in the aggregate, 75% or more of the shares of K&S Sub, a shareholders resolution regarding (a) adoption of annual financial statements, (b) distribution of profits (i.e., dividends), or (c) establishment of new waste disposal sites requires an affirmative vote of at least 75% of the shares outstanding.

     In addition, while such aggregate shareholding is at least 75%, BMBG is entitled to nominate one of the five managing directors of K&S Sub and one-half of the shareholders representatives on the supervisory board of K&S Sub. The articles of association of K&S Sub provide that until the shareholders' resolution approving the 1997 financial statements of K&S Sub is adopted, any transfer of shares of K&S Sub requires the consent of the non-transferring shareholder. For the period thereafter, the articles of association provide for a right of first refusal in favor of K&S regarding the sale by BMGB of its shares.

     The Business Plan requires K&S Sub to make investments, repairs and remediation to existing mines in an aggregate amount exceeding DM 800 million and to decommission other mines. The Business Plan also provides for a structured reduction in the size of the K&S Sub workforce through the end of 1997. It establishes projected cash flows through the period and requires the shareholders to fund K&S Sub in the event that such cash flows are not attained. The proportionate liability of each shareholder for such funding is determined according to a formula, but in no case is K&S's share greater than 20% of the amount required.

LITIGATION AND REGULATORY PROCEEDINGS

     K&S Sub has been sued for damages for breach of contract and additional compensation before the Commercial Court of Brussels by Cogepotasse S.A. and ITEMA S.A., both of which are subsidiaries of Societe Commerciale et de l'Azote ("SCPA"). The claim by Cogepotasse is for 66,141,121 Belgian francs ("BFR"). The claim by ITEMA is for approximately 1,513,000 BFR. (On September 30, 1996, one BFR equalled 0.03344 U.S. dollar.) The claims are based on the purported breach of an exclusive distribution agreement for the territory of Belgium and Luxembourg entered into by Cogepotasse with the former East German potash export entity Kali-Bergbau. The Commercial Court has rejected ITEMA's claim entirely and Cogepotasse's claim in part. K&S Sub has been deemed liable to pay to Cogepotasse the "half gross profit" realized on the basis of the exclusive distribution right during a three-year period to be calculated on the average figures of the past three years. The Commercial Court has appointed an accountant as expert to determine the profits of Cogepotasse in the past three years and the costs incurred due to the agreement in order to allow the Commercial Court to calculate the exact amount to be paid by K&S Sub. K&S has appealed the decision of the Commercial Court to the Belgian Court of Appeal.

     On December 14, 1993, the Commission of the European Communities (the "European Commission") gave clearance under the European Communities' merger control rules by allowing the merger of K&S (in which the West German potash activities were operated) and MdK (in which the East German potash activities were operated) into K&S Sub, subject to certain conditions. Such conditions have been fulfilled by K&S Sub. On February 18, 1994, the Republic of France filed a lawsuit against the European Commission before the European Court of Justice applying for an annulment of the European Commission's decision of December 14, 1993. On February 25, 1994, SCPA and Enterprise Miniere et Chimique ("EMC") filed a lawsuit against the European Commission in the European Court of First Instance in which the plaintiffs applied for a partial revision of the European Commission's decision with respect to the conditions set out by the European Commission and the restructuring of Potacan's sales activities. Neither K&S nor K&S Sub is a party to either lawsuit, although they have intervenor status. Based on information currently available to it, K&S does not expect either lawsuit to result in a ruling which will have a material effect on the 1993 decision of the European Commission.

     In March 1994, the European Commission implemented an anti-dumping duty on imports of muriate of potash into the European Communities from Russia, Belarus and Ukraine. The effect of the duty is to establish minimum prices for the sale of such imports in the European Communities. Imports of potash from such countries have been significantly reduced from import levels prior to the imposition of duties. The European Commission is presently conducting a review of the existing anti-dumping order. The outcome of the review cannot be accurately predicted. If, however, the review results in a reduction or elimination of the minimum price, imports of potash from Russia, Belarus and Ukraine into the European Communities could increase significantly from current levels.

CANADIAN MINING OPERATIONS

     K&S holds 50% of the outstanding shares of Potacan, while the remaining 50% is held by EMC. Potacan Mining Company ("PMC"), a partnership between Potacan and a wholly owned subsidiary of Potacan, owns and operates a potash mine and processing plant in Sussex, New Brunswick, Canada. The mine has an annual productive capacity of approximately 1.2 million tonnes of potassium chloride and a proven and probable reserve life in excess of 17 years at current rates of production. At present, most of the potash produced by PMC is marketed by Potacan through offices in Toronto and Atlanta. Each of the two shareholders in Potacan has a right to 50% of the production of PMC and may take such product in kind upon the delivery of proper notice. In 1996, Potacan's sales were CDN$167.5 million (approximately U.S.$122.2 million based on the exchange rate at December 31, 1996, of CDN$1.00 = U.S.$.7296).

     The Potacan shareholder agreement between K&S and EMC provides a right of first refusal in the event either EMC or K&S intends to sell its shares in Potacan. BASF has advised PCS that EMC has sought to exercise such right and that K&S had notified EMC that no sale of Potacan shares is occurring and that therefore the right of first refusal is not applicable. On November 13, 1996, EMC initiated an arbitration of the matter pursuant to the terms of the shareholder agreement.

EXECUTIVE OFFICERS OF THE COMPANY

     The name, age, period of service and position held of each of the executive officers of the Company as at February 28, 1997 are as follows:

              NAME                  AGE    SERVED SINCE                 POSITION HELD
---------------------------------   ---    ------------    ----------------------------------------
CHARLES E. CHILDERS..............   64         1987        Chairman of the Board,
                                                           President and Chief Executive Officer
WILLIAM J. DOYLE.................   46         1987        Executive Vice President, Potash and
                                                           Sales
JOHN GUGULYN.....................   61         1987        Senior Vice President, Administration
BARRY E. HUMPHREYS...............   53         1976        Senior Vice President, Finance and
                                                           Treasurer
JAMES J. BUBNICK.................   57         1976        Senior Vice President, Potash Operations
JOHN L.M. HAMPTON................   43         1988        Senior Vice President, General Counsel
                                                           and Secretary
WAYNE R. BROWNLEE................   44         1988        Senior Vice President, Expansion and
                                                           Development
BETTY-ANN HEGGIE.................   43         1981        Senior Vice President, Corporate
                                                           Relations
GARTH W. MOORE...................   48         1982        Senior Vice President, Technical
                                                           Services
PETER BRAUN......................   56         1977        Vice President, Audit
THOMAS J. WRIGHT.................   64         1995        Executive Vice President, PCS Phosphate

     All of the officers have had the principal occupation indicated for the previous five years except as follows: Mr. Doyle was President of PCS Sales and located in Chicago, Illinois, prior to becoming Executive Vice President of the Company in 1995; Mr. Wright was President and Chief Operating Officer of Texasgulf from 1988 to 1993 and President and Chief Executive Officer from 1993 to April 1995; and on April 27, 1995, Mr. Hampton, Mr. Brownlee, Ms. Heggie, and Mr. Moore were promoted from Vice President to Senior Vice President, and Mr. Braun was promoted from Director, Internal Audit, to Vice President.

ITEM 3.  LEGAL PROCEEDINGS

AGREEMENT SUSPENDING POTASH DUMPING INVESTIGATION

     In March 1987, the U.S. International Trade Commission made a preliminary determination that there was a reasonable indication that the U.S. potash producers had been injured by imports of Canadian potash, assuming that Canadian potash had been "dumped" into the U.S. market at less than "fair value". On August 26, 1987, the U.S. Department of Commerce ("Commerce") determined on a preliminary basis that Canadian potash was, or was likely to be, sold in the United States at less than "fair value".

     On January 8, 1988, Commerce signed a suspension agreement with all of the potash producers in Canada, suspending the dumping investigation by Commerce. The agreement stipulates that each producer's minimum price for potash sold in the United States is to be based upon a formula determined by Commerce for each producer that is designed to limit any dumping by that producer in the future. Compliance with the agreement is monitored by Commerce. The agreement can be terminated without termination of the suspended investigation if Commerce determines that sales are made below the price determined under the formula, producers having 15% or more of the total Canadian volume or value exported into the United States withdraw from the agreement, or the conditions of the agreement are otherwise not being met, in which case the suspended investigation could be resumed by Commerce.

CIVIL ANTITRUST COMPLAINTS

     In June, 1993, the Company and PCS Sales were served with a complaint relating to a suit filed in the United States District Court for Minnesota against most North American potash producers, including the Company. The complaint alleged a conspiracy among the defendants to fix the price of potash purchased by the plaintiffs as well as potash purchased by the members of a class of certain purchasers proposed by the plaintiffs. The complaint sought treble damages in an unspecified amount and other relief. Similar complaints were filed in the United States District Courts for the Northern District of Illinois and the Western District of Virginia. On motion of the defendants, all of the complaints were transferred and consolidated for pre-trial purposes in the United States District Court for Minnesota. Amended complaints were filed in March and April 1994. On January 12, 1995, the Minnesota Federal Court granted the plaintiffs' motion for class certification. Merits discovery was completed in September 1995. Expert discovery was completed in November 1995. The Company and PCS Sales filed a motion for summary judgment on December 22, 1995. On January 2, 1997, Judge Richard H. Kyle issued an order granting the motions for summary judgment and dismissing the lawsuit. The plaintiffs appealed that order to the United States Court of Appeals for the Eighth Circuit, on January 31, 1997.

     Additional complaints were filed in the California and Illinois State Courts on behalf of purported classes of indirect purchasers of potash in those states. The Company moved to dismiss the California State Court lawsuit for lack of personal jurisdiction and the court ruled that it does not have personal jurisdiction over PCS but that it does have personal jurisdiction over PCS Sales. The case remains at an early stage; no merits discovery has taken place. The Illinois State Court dismissed the Illinois State Court complaint for failure to state a cause of action. The Illinois plaintiff appealed that dismissal and that dismissal was affirmed by the Appellate Court of Illinois on November 27, 1996. On January 15, 1997 the appellate court denied the plaintiff's request for rehearing. The plaintiff has the right to petition the Supreme Court of Illinois to review the Appellate Court's decision.

FTC INVESTIGATION

     PCS Phosphate received a letter dated October 2, 1995 from the Federal Trade Commission requesting certain information concerning its phosphate operations in connection with a non-public investigation being conducted by its Bureau of Competition. The investigation is described in the letter as being made in order to determine whether manufacturers of concentrated phosphates may have engaged in or are engaging in practices prohibited under the Federal Trade Commission Act. The Company cooperated in the investigation and responded to the government's requests for information. On November 21, 1996, an official of the Bureau of Competition advised the Company that the investigation had been closed.

BFI, INC. LITIGATION

     On May 20, 1995 a complaint was filed by OxyChem against Bienville Forest Investments, Inc. ("BFI, Inc.") seeking conveyance of 365 acres of land from BFI, Inc., pursuant to an option to purchase reclaimed lands. BFI, Inc. counterclaimed against OxyChem seeking damages arising from alleged trespass, nuisance, interference with business relationships and fraud. BFI, Inc. also requested that the court require OxyChem to convey certain properties to BFI, Inc. that had been previously deeded by BFI, Inc. to OxyChem. White Springs moved to intervene as a party and the court granted the motion. BFI, Inc. has argued that the option is unenforceable on grounds including: (i) the option allegedly constitutes an unreasonable restraint on alienation or a violation of the rule against perpetuities; and (ii) enforcement allegedly is barred by the statute of limitations, by the doctrine of laches, or by estoppel. White Springs has similar options with respect to approximately 25,000 additional acres of land in which BFI, Inc., and/or its affiliates, has an interest. On August 22, 1996, White Springs, BFI, Inc. and Glawson Investments Corp., a BFI, Inc. affiliate ("Glawson"), signed a Settlement Agreement and a Letter of Intent for Operating Agreement. The agreements settle the dispute among the parties thereto as to current and future land ownership and use. The agreements also release White Springs from claims occurring after October 30, 1995, but do not release claims that occurred while OxyChem owned White Springs. Under the agreements, White Springs did not agree to release any of its rights to mine on any property; however, White Springs released future rights to purchase property in the Suwannee River mining area while acquiring the right to purchase immediately property in the Swift Creek mining area, and White Springs agreed to exchange with BFI, Inc. and Glawson certain properties, to make their respective holdings more nearly contiguous. White Springs was formally dismissed from the BFI, Inc. litigation on December 16, 1996.

PCS NITROGEN LEGAL MATTERS

     See Recent Acquisition of Arcadian Corporation -- PCS Nitrogen Litigation.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS.

     Not Applicable.

                                    PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The information under "Common Share Prices and Volumes" in the registrant's 1996 Annual Report is incorporated herein by reference.

ITEM 6.  SELECTED FINANCIAL DATA.

     The information under "Selected Ten-Year Data" in the registrant's 1996 Annual Report is incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The information under "Manager's Discussion and Analysis of Financial Condition and Results of Operations" in the registrant's 1996 Annual Report is incorporated herein by reference.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The consolidated financial statements and notes thereto in the registrant's 1996 Annual Report are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

     The information under "Election of Directors" in the Proxy Circular for the Annual Meeting of Shareholders in 1997 is incorporated herein by reference. Information concerning executive officers is set forth under "Executive Officers of the Company" in Part I.

ITEM 11.  EXECUTIVE COMPENSATION.

     The information under "Executive Compensation" in the Proxy Circular for the Annual Meeting of Shareholders in 1997 is incorporated herein by reference.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The information under "Ownership of Shares by Directors and Executive Officers" and "Election of Directors" in the Proxy Circular for the Annual Meeting of Shareholders in 1997 is incorporated herein by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The information under "Election of Directors" and "Executive Compensation" in the Proxy Circular for the Annual Meeting of Shareholders in 1997 is incorporated herein by reference.

                                      III-1

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Lists of Documents Filed as Part of this Report

1. Financial Statements in Annual Report

Auditors' Report....................................................................
Consolidated Statements of Financial Position.......................................
Consolidated Statements of Income and Retained Earnings.............................
Consolidated Statements of Cash Flow................................................
Notes to the Consolidated Financial Statements......................................

2. Schedules

     All Schedules are omitted because the required information is inapplicable or it is presented in the Consolidated Financial Statements or the notes thereto.

3. Exhibits

EXHIBIT NUMBER                               DESCRIPTION OF DOCUMENT
--------------    -----------------------------------------------------------------------------

2(a)              Agreement and Plan of Merger dated September 2, 1996, as amended, by and among the registrant, Arcadian Corporation and PCS Nitrogen, Inc, incorporated by reference to Exhibit 2(a) to Amendment Number 2 to the registrant's Form S-4 (File No. 333-17841).

3(i)              Restated Articles of Incorporation of the registrant dated October 31, 1989, as amended May 11, 1995, incorporated by reference to Exhibit 3(i) to the registrant's report on Form 10-K for the year ended December 31, 1995 (the
                  "1995 Form 10-K").
3(ii)             Bylaws of the registrant dated March 2, 1995, incorporated by reference to
                  Exhibit 3(ii) to the 1995 Form 10-K.

4                 Term Credit Agreement between The Bank of Nova Scotia and other financial institutions and the registrant dated October 4, 1996, incorporated by reference to Exhibit 4(b) to the registrant's Form S-4 (File No. 333-17841).

The registrant hereby undertakes to file with the Securities and Exchange Commission, upon request, copies of any constituent instruments defining the rights of holders of long-term debt of the registrant or its subsidiaries that have not been filed herewith because the amounts represented thereby are less than 10% of the total assets of the registrant and its subsidiaries on a consolidated basis.

10(a)             Suspension Agreement concerning Potassium Chloride from Canada dated January
                  7, 1988, among U.S. Department of Commerce, Potash Corporation of
                  Saskatchewan, International Minerals and Chemical (Canada) Limited, Noranda,
                  Inc. (Central Canada Potash Co.), Potash Company of America, a Division of
                  Rio Algom Limited, S & P Canada, II (Kalium Chemicals), Cominco Ltd., Potash
                  Company of Canada Limited, Agent for Denison-Potacan Potash Co. and Saskterra
                  Fertilizers Ltd., incorporated by reference to Exhibit 10 (a) to the registrant's Form F-1 (File No. 33-31303) (the "F-1 Registration Statement").

10(b)             Sixth Voting Agreement dated April 22, 1978, between Central Canada Potash,
                  Division of Noranda, Inc., Cominco Ltd., International Minerals and Chemical
                  Corporation (Canada) Limited, PCS Sales and Texasgulf Inc., incorporated by reference to Exhibit 10(f) to the F-1 Registration Statement.

EXHIBIT NUMBER                               DESCRIPTION OF DOCUMENT
--------------    -----------------------------------------------------------------------------
10(c)             Canpotex Limited Shareholders Seventh Memorandum of Agreement effective April
                  21, 1978, between Central Canada Potash, Division of Noranda Inc., Cominco
                  Ltd., International Minerals and Chemical Corporation (Canada) Limited, PCS
                  Sales, Texasgulf Inc. and Canpotex Limited as amended by Canpotex S & P amending agreement dated November 4, 1987, incorporated by reference to
                  Exhibit 10(g) to the F-1 Registration Statement.

10(d)             Producer Agreement dated April 21, 1978, between Canpotex Limited and PCS
                  Sales, incorporated by reference to Exhibit 10(h) to the F-1 Registration
                  Statement.

10(e)             Agreement of Limited Partnership of Arcadian Fertilizer, L.P. (now PCS
                  Nitrogen Fertilizer, L.P.) dated as of March 3, 1992 (form), and the related
                  Certificate of Limited Partnership of Arcadian Fertilizer L.P., filed with the Secretary of State of the State of Delaware on March 3, 1992
                  (incorporated by reference to Exhibits 3.1 and 3.2 to Arcadian Partners
                  L.P.'s Registration Statement on Form S-1 (File No. 33-45828)).

10(f)             Geismar Complex Services Agreement dated June 4, 1984, between Allied
                  Corporation and Arcadian Corporation (incorporated by reference to Exhibit
                  10.4 to Registration Statement on Form S-1 (Registration No. 33-34357)).

10(g)             PCS Sales -- Saskterra Special Canpotex Entitlement effective June 13, 1990, incorporated by reference to Exhibit 10(n) to the registrant's Form S-1 (File
                  No. 33-36283).

10(h)             Canpotex/PCS Amending Agreement, dated with effect October 1, 1992, incorporated by reference to Exhibit 10(f) to the 1995 Form 10-K.

10(i)             Canpotex PCA Collateral Withdrawing/PCS Amending Agreement, dated with effect
                  October 7, 1993, incorporated by reference to Exhibit 10(g) to the 1995 Form
                  10-K.

10(j)             Esterhazy Restated Mining and Processing Agreement dated January 31, 1978, between International Minerals and Chemical Corporation (Canada) Limited and
                  the registrant's predecessor, incorporated by reference to Exhibit 10(e) to the F-1 Registration Statement.

10(k)             Agreement dated December 21, 1990, between International Minerals & Chemical
                  Corporation (Canada) Limited and the registrant, amending the Esterhazy
                  Restated Mining and Processing Agreement dated January 31, 1978, incorporated by reference to Exhibit 10(p) to the registrant's report on Form 10-K for the year ended December 31, 1990.

10(l)             Operating Agreement dated May 11, 1993, between BP Chemicals Inc. and
                  Arcadian Ohio, L. P., as amended by the First Amendment to the Operating
                  Agreement dated as of November 20, 1995, between BP Chemicals Inc. and
                  Arcadian Ohio, L. P. ("First Amendment") (incorporated by reference to
                  Exhibit 10.2 to Arcadian Partners L. P.'s current report on Form 8-K for the report event dated May 11, 1993 ("Partners 5/11/93 Report"), except for the
                  First Amendment which is incorporated by reference to Arcadian Corporation's report on Form 10-K for the year ended December 31, 1995 ("Arcadian 10-K")).

10(m)             Manufacturing Support Agreement dated May 11, 1993, between BP Chemicals Inc.
                  and Arcadian Ohio, L. P. (incorporated by reference to Exhibit 10.3 to the
                  Partners 05/11/93 Report).

10(n)             Agreement dated October 13, 1995 between the registrant and Charles E.
                  Childers, incorporated by reference to Exhibit 10(j) to the 1995 Form 10-K.

10(o)             Potash Corporation of Saskatchewan Inc. Stock Option Plan -- Directors,
                  incorporated by reference Exhibit 4(a) to the registrant's Form S-8 (File No.
                  333-19215) (the "Form S-8").

EXHIBIT NUMBER                               DESCRIPTION OF DOCUMENT
--------------    -----------------------------------------------------------------------------
10(p)             Potash Corporation of Saskatchewan Inc. Stock Option Plan -- Officers and Key
                  Employees, incorporated by reference to Exhibit 4(b) to the Form S-8.

10(q)             Short Term Incentive Plan of the registrant, effective January 1, 1995.

10(r)             Long-Term Incentive Plan of the registrant, as amended December 15, 1995, incorporated by reference to Exhibit 10(n) to the 1995 Form 10-K.

10(s)             Resolution and Forms of Agreement for Supplemental Retirement Income Plan,
                  for officers and key employees of the registrant, as incorporated by reference to Exhibit 10(o) to the 1995 Form 10-K.

10(t)             Forms of Agreement dated December 30, 1994, between the registrant and certain officers of the registrant, concerning a change in control of the registrant, incorporated by reference to Exhibit 10(p) to the 1995 Form 10-K.

10(u)             Form of Agreement of Indemnification dated August 8, 1995, between the registrant and certain officers and directors of the registrant, incorporated by reference to Exhibit 10(q) to the 1995 Form 10-K.

10(v)             Deferred Compensation Plan, for certain officers of PCS Phosphate Company,
                  Inc, incorporated by reference to Exhibit 10(r) to the 1995 Form 10-K.

10(w)             Supplemental Retirement Benefits Plan, for eligible employees of PCS
                  Phosphate Company, Inc., incorporated by reference to Exhibit 10(s) to the
                  1995 Form 10-K.

10(x)             Second Amended and Restated Membership Agreement dated January 1, 1995, among
                  Phosphate Chemicals Export Association, Inc. and members of such association, including Texasgulf Inc. (now PCS Phosphate Company, Inc.), incorporated by reference to Exhibit 10(t) to the 1995 Form 10-K.

10(y)             International Agency Agreement dated January 1, 1995, between Phosphate
                  Chemicals Export Association, Inc. and Texasgulf Inc. (now PCS Phosphate
                  Company, Inc.) establishing Texasgulf Inc. as exclusive marketing agent for such association's wet phosphatic materials, incorporated by reference to
                  Exhibit 10(u) to the 1995 Form 10-K.

10(z)             General Partnership Agreement forming Albright & Wilson Company, dated July
                  29, 1988 and amended January 31, 1995, between Texasgulf Inc. (now PCS
                  Phosphate Company, Inc.) and Albright & Wilson Americas, Inc., incorporated by reference to Exhibit 10(v) to the 1995 Form 10-K.

10(aa)            Royalty Agreement dated October 7, 1993, by and between the registrant and
                  Rio Algom Limited, incorporated by reference to Exhibit 10(x) to the 1995
                  Form 10-K.

10(bb)            Amending Resolution and revised forms of agreement regarding Supplemental
                  Retirement Income Plan of the registrant, incorporated by reference to
                  Exhibit 10(x) to the registrant's report on Form 10-Q for the quarterly period ended June 30, 1996 (the "Second Quarter Form 10-Q").

EXHIBIT NUMBER                               DESCRIPTION OF DOCUMENT
--------------    -----------------------------------------------------------------------------
10(cc)            Employment Agreement dated May 16, 1996, by and between PCS Phosphate
                  Company, Inc. and Thomas J. Wright, incorporated by reference to Exhibit
                  10(y) to the Second Quarter Form 10-Q.

10(dd)            Shareholders Rights Agreement dated November 10, 1994, as amended on March
                  28, 1995, and May 4, 1995, and approved the shareholders on May 11, 1995, incorporated by reference to Exhibit 4(a) to the 1995 Form 10-K.

11                Statement re Computation of Per Share Earnings.

13                1996 Annual Report.

21                Subsidiaries of the Registrant.

23                Consent of Deloitte & Touche.

27                Financial Data Schedule.

(b) No reports on Form 8-K were filed by the registrant during the last quarter of 1996.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    POTASH CORPORATION OF SASKATCHEWAN, INC.

                                    By: /s/ CHARLES E. CHILDERS
                                       -------------------------------------
                                       Charles E. Childers
                                       Chief Executive Officer
                                       March 26, 1997

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

              SIGNATURE                               TITLE                         DATE
-------------------------------------  ------------------------------------    ---------------

       /s/ CHARLES E. CHILDERS         Chairman of the Board, President and    March 26, 1997
-------------------------------------  Chief Executive Officer
         Charles E. Childers

       /s/ BARRY E. HUMPHREYS          Sr. Vice President, Finance and         March 26, 1997
-------------------------------------  Treasurer (Principal Financial and
         Barry E. Humphreys            Accounting Officer)

       /s/ ISABEL B. ANDERSON          Director                                March 26, 1997
-------------------------------------
         Isabel B. Anderson

        /s/ DOUGLAS J. BOURNE          Director                                March 26, 1997
-------------------------------------
          Douglas J. Bourne

          /s/ DENIS J. COTE            Director                                March 26, 1997
-------------------------------------
            Denis J. Cote

        /s/ WILLIAM J. DOYLE           Director                                March 26, 1997
-------------------------------------
          William J. Doyle

   /s/ HON. WILLARD Z. ESTEY, Q.C.     Director                                March 26, 1997
-------------------------------------
     Hon. Willard Z. Estey, Q.C.

         /s/ DALLAS J. HOWE            Director                                March 26, 1997
-------------------------------------
           Dallas J. Howe

        /s/ JAMES F. LARDNER           Director                                March 26, 1997
-------------------------------------
          James F. Lardner

              SIGNATURE                               TITLE                         DATE
-------------------------------------  ------------------------------------    ---------------


       /s/ DONALD E. PHILLIPS          Director                                March 26, 1997
-------------------------------------
         Donald E. Phillips

         /s/ PAUL SCHOENHALS           Director                                March 26, 1997
-------------------------------------
           Paul Schoenhals

         /s/ DARYL K. SEAMAN           Director                                March 26, 1997
-------------------------------------
           Daryl K. Seaman

    /s/ E. ROBERT STROMBERG, Q.C.      Director                                March 26, 1997
-------------------------------------
      E. Robert Stromberg, Q.C.

          /s/ JACK G. VICQ             Director                                March 26, 1997
-------------------------------------
            Jack G. Vicq

        /s/ BARRIE A. WIGMORE          Director                                March 26, 1997
-------------------------------------
          Barrie A. Wigmore

          /s/ PAUL S. WISE             Director                                March 26, 1997
-------------------------------------
            Paul S. Wise

Copies of Exhibits to the Form 10-K may be obtained upon request from the Corporate Secretary, Potash Corporation of Saskatchewan Inc., Suite 500, 122 First Avenue South, Saskatoon, Saskatchewan S7K 7G3. The Company reserves the right to recover its reasonable expenses in providing copies of the Exhibits, such expenses not to exceed $.25 per page.

                                    ANNEX B

                            FINANCIAL STATEMENTS AND

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Results for 1995 do not include (1) the results of White Springs prior to October 31, 1995, the date of acquisition, and (2) the results of PCS Phosphate (formerly Texasgulf Inc.) prior to April 10, 1995, the date of acquisition.

     Net sales and gross margins reported in 1995 have been restated to remove the net sales of Florida Favorite Fertilizer and their corresponding cost of sales and report them as Other Income. This reclassification will also affect comparable 1994 results.

     On March 6, 1997 the Company completed its acquisition of Arcadian Corporation through the merger of Arcadian into a wholly-owned subsidiary of PCS, PCS Nitrogen, Inc. Under the merger, shareholders of Arcadian received $12.25 in cash and 0.17713 of a common share of PCS for each outstanding share of common stock of Arcadian. Each outstanding share of Arcadian preferred stock was converted into 0.948 of a share of Arcadian common stock immediately prior to the effective time of the merger. The Company utilized a $1.45 billion credit facility to finance part of this acquisition. The term of this credit facility is renewable every 364 days with the unanimous consent of the lenders. Failing that consent, the credit facility will revert to a five year term loan. No principal payments are required as long as the credit facility continues to be renewed. Arcadian paid for the redemption of certain mortgage notes with funds obtained from existing cash and short-term investments. The Company paid the costs of the Arcadian senior notes tender offer from existing cash and short-term investments and from borrowings under the credit facility and a short-term loan to be provided by a bank.

     The Company has entered into an agreement to purchase, for 250 million Deutschmarks, a 51 percent interest in the German publicly traded company, Kali und Salz AG (K&S AG). The holdings of K&S AG include a 51 percent interest in Kali und Salz GmbH which is the owner and operator of Germany's potash mines and a 50 percent interest in Potash Company of Canada Limited (Potacan). The remaining 49 percent interest in Kali und Salz GmbH is held by BMGB, an agency of the German government. Potacan is a joint venture between K&S AG and Entreprise Miniere et Chimique of Paris, France. Potacan, through a subsidiary, owns and operates a potash mine near Sussex, New Brunswick. The closing of the transaction is awaiting approval by the German Minister of Economics. The Company recently received an order from the German Federal Cartel Office prohibiting the proposed transaction. German law provides a right to appeal the order both to the Minister of Economics and to the courts.

1996 VERSUS 1995

     Net sales and net income for 1996 improved 64 percent and 31 percent, respectively. Net income for 1996 was $209.0 million (1995 -- $159.5 million) on net sales of $1,403.9 million (1995 -- $856.1 million), or $4.59 per share
(1995 -- $3.68 per share). For 1996, gross margin and operating income were $393.4 million and $299.5 million, respectively, compared to a gross margin of $312.6 million and an operating income of $224.2 million for 1995 (increases of 26 percent and 34 percent respectively).

     The $547.8 million increase in net sales is comprised as follows:

                                                                            ($ MILLIONS)
        Potash...........................................................      $(17.8)
        Phosphates
             Phosphate Rock..............................................         1.1
             Phosphate Fertilizer........................................       361.5
             Non-fertilizer Products.....................................       117.2
        Ammonia..........................................................        85.8
                                                                               ------
                  Total Increase in Net Sales Revenue....................      $547.8
                                                                               ======

     For 1996, North American and offshore net sales revenues were $847.8 million (1995 -- $438.1 million) and $556.1 million (1995 -- $418.0 million), respectively. North American net sales revenue represented 60 percent
(1995 -- 51 percent) of total net sales revenue, and offshore sales represented 40 percent of net sales revenue (1995 -- 49 percent).

     Potash, phosphate and ammonia revenues for 1996 were $403.2 million (1995 -- $421.0 million), $892.0 million (1995 -- $412.1 million), and $108.7 million (1995 -- $23.0 million), respectively, a decrease of $17.8 million in potash revenue, a $479.8 million increase in phosphate revenue and a $85.7 million increase in ammonia revenue compared to the previous year.

     Gross margins for 1996 increased $80.8 million or 26 percent over 1995. Gross margin for potash was $200.1 million, a decrease of $23.1 million compared to 1995. Gross margins for phosphate fertilizer, feed, industrial and ammonia products were $118.9 million (1995 -- $50.5 million), $46.0 million (1995 -- $22.9 million), $26.3 million (1995 -- $13.6 million) and $2.1 million
(1995 -- $2.3 million), respectively. Domestic fertilizer sales were strong in both potash and phosphate nutrients as customers purchased during the summer fill program in anticipation of a good fall application period.

     The increase in net income of $49.5 million for 1996 is largely attributable to an additional $565.6 million in revenue from the phosphate and ammonia acquisitions, and a 7 percent decrease in Saskatchewan provincial mining and other taxes. This was offset by a decrease in potash revenues of $17.8 million, an increase in interest expense of $4.9 million relating to a full year's interest cost on debt financing of $878.8 million incurred to purchase PCS Phosphate and White Springs, a $467.0 million increase in cost of sales, a $20.7 million increase in income taxes, and an increase in selling and administrative expenses of $6.5 million.

     Although the Company had increased earnings in 1996 compared to 1995, market conditions in North America did not live up to expectations for the fertilizer industry in general. A cold and wet spring put a damper on the domestic market, resulting in a delayed seeding and harvest season. However, sales rebounded in the summer and continued high through the fall, when farmers purchased product to replace the nutrients depleted by higher yielding crops. In the export market, large purchases at the end of 1995 and subsidy issues resulted in lower sales volumes of potash and DAP to China and India during 1996 compared to 1995. Both countries carried large potash inventories over from 1995, affecting 1996 purchases. Shipments to Brazil, the third major potash customer among developing nations, began 1996 slowly but it bought record volumes after resolving some of its finance and economic issues.

POTASH REVENUE

     Potash net sales revenue for 1996 decreased by $17.8 million or 4 percent as compared to 1995 (1996 -- $403.2 million; 1995 -- $421.0 million). The
Company sold 5.612 million tonnes of potash in 1996, compared to 5.848 million tonnes sold in 1995, a decrease of 0.236 million tonnes or 4 percent. Potash prices were up 0.6 percent (excluding sales to another producer).

     In 1996, North American and offshore potash sales volumes increased 14 percent and decreased 15 percent, respectively, compared to 1995. Part of this increase (6.5 percent) was due to a full year of sales of production from Moab, Utah as well as sales to a competitor during its strike. Scheduled price increases for the first quarter of 1996 were not attained and domestic customers bought mainly during the summer prior to announced price increases. Exclusive of sales to another producer, prices received from domestic customers were down 5 percent. Potash prices increased 6 percent in the offshore market. Offshore New Brunswick price realizations in 1996 were flat in comparison to 1995.

     North American net sales revenue from potash operations represented 39 percent of the potash sales revenue of the Company during 1996 (1995 -- 35 percent). The increase in North American potash sales volumes and the decrease in North American prices resulted in a $11.5 million increase in North American potash net sales revenue over 1995. North American potash sales volumes for 1996 increased 0.316 million tonnes (1996 -- 2.589 million tonnes; 1995 -- 2.273 million tonnes) compared to 1995. Of the 2.589 million tonnes for 1996
(1995 -- 2.273 million tonnes), 2.438 million tonnes (1995 -- 2.137 million tonnes) came from Saskatchewan, 0.079 million tonnes (1995 -- 0.078 million tonnes) from New Brunswick and 0.072 million tonnes (1995 -- 0.058 million tonnes) from Utah. Sales volumes to another producer were 0.133 million tonnes.

     In 1996, offshore net sales revenue from potash operations represented 61 percent of potash net sales revenue of the Company (1995 -- 65 percent). The decrease in offshore sales volumes and the 6 percent increase in overall offshore selling price resulted in a $29.3 million decrease in offshore potash net sales revenue compared to 1995. In the offshore market, the Company sold
3.023 million potash tonnes during 1996 (1995 -- 3.574 million tonnes), a decrease of 15 percent. The principal reason for the decrease was lower sales to China through Canpotex. Of the 3.023 million tonnes, 2.400 million tonnes were sold through Canpotex and the remaining 0.623 million tonnes were produced by PCS New Brunswick and sold and delivered to offshore markets, such as Brazil, by PCS Sales.

PHOSPHATE REVENUE

     Phosphate net sales revenue for 1996 was $892.0 million. The sources of this revenue were as follows: phosphate fertilizer, $619.1 million (69 percent); non-fertilizer products (animal feed and industrial products), $266.8 million (30 percent); and phosphate rock, $6.1 million (1 percent).

     During 1996, the Company sold 3.120 million tonnes of phosphate fertilizer (1.569 million tonnes in North America; 1.551 million tonnes in the offshore market); 0.994 million tonnes of non-fertilizer products (0.911 million tonnes in North America; 0.083 million tonnes in the offshore market); and 0.191 million tonnes of phosphate rock (0.004 million tonnes in North America and the remaining 0.187 million tonnes in the offshore market). For 1995, the Company sold 1.399 million tonnes of phosphate fertilizer (0.630 million tonnes in North America; 0.769 million tonnes in the offshore market); 0.596 million tonnes of non-fertilizer products (0.542 million tonnes in North America; 0.054 million tonnes in the offshore market); and 0.211 million tonnes of phosphate rock (0.027 million tonnes in North America and the remaining 0.184 million tonnes in the offshore market).

     For 1996, North American phosphate net sales revenue accounted for $581.4 million (65 percent) of total phosphate net sales revenue of $892.0 million. In 1996, 57 percent of the Company's North American phosphate net sales revenue was earned from phosphate fertilizer products which represented 63 percent of its North American phosphate sales volumes. Offshore sales accounted for 35 percent of total phosphate net sales revenue for 1996 and 42 percent of volumes. In 1996, 92 percent of the Company's offshore phosphate net sales revenue was earned from phosphate fertilizer products which represented 85 percent of its offshore phosphate sales volumes.

     For 1996, net sales revenue from liquid and solid fertilizers was $619.0 million (1995 -- $257.5 million) with sales volumes of 3.120 million tonnes (1995 -- 1.399 million tonnes). Solid phosphate fertilizer (substantially all DAP) accounted for 61 percent or $379.3 million of the total. Offshore net sales revenue from DAP accounted for 56 percent of solid fertilizer net sales revenue while North American net sales revenue from liquid fertilizer accounted for 69 percent of liquid fertilizer net sales revenue. The average net sales prices for liquid and solid fertilizer improved by 11 percent and 5 percent, respectively. Export liquid and solid fertilizer sales prices improved by 7 percent and 8 percent, respectively, compared to the same period a year ago. North American liquid and solid fertilizer sales prices improved 5 percent and 2 percent, respectively, compared to 1995.

     Net sales revenue from animal feed and industrial products during 1996 was $266.8 million (1995 -- $149.6 million) with sales volumes of 0.994 million tonnes (1995 -- 0.596 million tonnes). For 1996, feed sales tonnage was 0.778 million tonnes (1995 -- 0.428 million tonnes) with 11 percent sold to offshore markets such as South and Central America and Asia, while the remaining 0.216 million tonnes (1995 -- 0.168 million tonnes) were industrial products sold to North American customers. Feed product prices for 1996 improved by 8 percent over 1995. North American industrial selling prices increased by 14 percent compared to 1995.

AMMONIA REVENUE

     Ammonia sales for 1996 contributed $108.7 million (1995 -- $23.0 million) to net sales revenue with sales volumes of 0.535 million tonnes, (1995 -- 0.115 million tonnes). Ammonia sales are comprised of the resale of purchased product.

COST OF GOODS SOLD

     For 1996, the Company produced 5.782 million potassium chloride (KCl) tonnes, compared to 6.071 million tonnes in 1995, a decrease of 0.289 million tonnes (5 percent) compared to 1995. It produced 2.096 million phosphoric acid (P(2)O(5)) tonnes from its phosphate operations, compared to 1.008 million tonnes in 1995.

     Potash unit cost of sales increased by 7 percent compared to 1995 due in part to a greater proportion of higher cost New Brunswick product in the mix and a slight increase in the number of shutdown weeks (the number of mineweeks of shutdown is at the discretion of management). Regarding phosphate, lower sulphur and ammonia costs were offset by a full year of higher cost White Springs products.

     Depreciation expense for 1996 was $90.1 million compared to $71.0 million in 1995, an increase of $19.1 million or 27 percent. The increase is the result of $22.8 million additional depreciation from the acquired phosphate operations. Depreciation expense for the potash operations decreased by $3.6 million as a result of reduced production.

SELLING AND ADMINISTRATIVE

     During 1996, selling and administrative expenses were $59.0 million compared to $52.6 million in 1995. The $6.4 million increase is attributable to the acquisitions of PCS Phosphate and White Springs and to general increases in travel, supplies, compensation and benefits.

PROVINCIAL MINING AND OTHER TAXES

     Saskatchewan's potash production tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial crown royalty, which is accounted for under cost of goods sold.

     Increased profitability at certain of the mines increased the rate of taxes paid to the Saskatchewan government but total taxes were reduced by lower prices and potash sales volumes from Saskatchewan. For 1996, Saskatchewan provincial mining and other taxes were $40.2 million compared to $43.4 million in 1995, a decrease of 7 percent. Potash production tax for 1996 was $27.5 million compared to $29.7 million in 1995, a decrease of 7 percent. Saskatchewan capital tax was $12.7 million in 1996 compared to $13.6 million in 1995, a decrease of 7 percent.

INTEREST EXPENSE

     For 1996, interest expense was $46.8 million compared to $41.8 million in 1995. The 1996 amount includes the interest incurred for the full year in respect of the acquisitions made in 1995 while the 1995 amount includes interest expense only after each of the respective acquisitions in April and October.

INCOME TAXES

     Income taxes in 1996 were $43.7 million, compared to $22.9 million in 1995, an increase of $20.8 million. The increase is largely attributable to US withholding taxes and deferred income tax, relating to the Company's acquired phosphate operations which operated the full year under PCS ownership.

     PCS and certain subsidiaries are subject to federal and provincial income taxes in Canada. By virtue of deductions with respect to non-capital losses carried forward, capital cost allowance, Canadian development expense, earned depletion allowance, and resource allowance, such taxes have not yet been payable by the Company. However, it is subject to the Large Corporations Tax. At December 31, 1996, the Canadian tax pools plus the non-capital losses carried forward exceed the book value of depreciable assets. PCS will begin to book a deferred tax provision at the effective rate of 35 percent once the tax pools plus the non-capital losses carried forward are less than the book value of the assets. This rate assumes that primarily all Canadian profits for income tax purposes are resource profits eligible for the resource allowance and that an earned depletion claim of 25 percent on resource profits is available to the Company. Assuming the status quo, the Company is likely to begin to record a Canadian deferred income tax provision in 1997 and is unlikely to pay regular Canadian income taxes before the next decade.

     The Company's subsidiaries which operate in the United States are subject to US federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular cash income taxes. However, they are subject to the alternative minimum tax, which may be carried forward indefinitely to be applied against regular income tax liability. In addition, the Company is subject to United States withholding tax on certain payments received from its US subsidiaries. For 1996, the tax rate was approximately 23.6 percent, of which 13.8 percent represented deferred income taxes, and 9.8 percent represented cash taxes.

1995 VERSUS 1994
OVERALL REVENUE

     Net sales revenue for 1995 was $856.1 million, an increase of $493.0 million or 136 percent over 1994. Potash, phosphate, and ammonia revenues for 1995 were $421.0 million, $412.1 million, and $23.0 million, respectively.

POTASH REVENUE

     Potash net sales revenue for 1995 increased by $57.9 million
(1995 -- $421.0 million; 1994 -- $363.1 million) or 16 percent as compared to 1994. The Company sold 5.848 million tonnes of potash in 1995, compared to 5.569 million tonnes in 1994, an increase of 0.279 million tonnes or 5 percent.

     North American and offshore potash sales volumes rose 6 percent and 4 percent, respectively. Potash selling prices in the North American and offshore markets increased by 7 percent and 13 percent, respectively. The overall increase in potash volumes of 5 percent resulted in a $12.2 million increase in potash sales revenue, while a 10 percent increase in overall potash prices resulted in a $45.7 million improvement in potash sales revenue.

     An improvement of 6 percent in North American potash sales volumes and a 7 percent increase in overall domestic selling price resulted in a $17.0 million increase in North American revenue. Potash sales volumes increased 0.132 million tonnes (1995 -- 2.273 million tonnes; 1994 -- 2.141 million tonnes). In 1995, North American sales revenue from potash operations represented 35 percent of the net potash sales of the Company.

     The modest increase in North American sales volumes can be attributed to a strong spring pre-season and a favorable fall season. A strong pre-season fill in the spring was offset as wet weather shortened the season. The fall season benefited from optimism in the farm community with respect to the prospects for 1996.

     In the offshore market, the Company sold 3.575 million tonnes
(1994 -- 3.427 million tonnes), an improvement of 4 percent. Of the total, 3.029 million tonnes were sold through Canpotex and the remaining 0.546 million tonnes were produced by PCS New Brunswick and sold and delivered to offshore markets, such as Brazil and Europe, by PCS Sales. In 1995, offshore sales revenue from potash operations represented 65 percent of the net potash sales of the Company.

     Offshore tonnage and prices were up over the previous year primarily because sales to China reached record levels. However, the PCS share of supply to Canpotex fell to 59 percent in 1995 from 61 percent in 1994 because its special entitlement under the 1990 Saskterra purchase agreement expired July 1, 1995. In subsequent years, the PCS share will be based on its share of Saskatchewan capacity, currently 57.5 percent.

     Canpotex sales of 5.16 million tonnes established a new record in 1995 with
1.991 million tonnes sold to China. Net selling prices were up 11 percent in 1995 over 1994 through Canpotex, with a 7 percent increase in tonnage. On the other hand, New Brunswick offshore prices were up 24 percent but tonnage was down 10 percent with the decrease experienced mostly in Europe. The overall result for 1995 was a 19 percent increase in revenue earned from Canpotex and an 11 percent increase in revenue earned from PCS New Brunswick.

PHOSPHATE REVENUE

     Phosphate net sales revenue for the period April 10 to December 31 was $412.1 million. The distribution of this revenue was as follows: phosphate fertilizer, $257.5 million (62 percent); non-fertilizer products (animal feed and industrial products), $149.6 million (36 percent); and phosphate rock, $5.0 million (2 percent).

     Net sales revenue from liquid and solid fertilizers was $257.5 million with sales volumes of 1.399 million tonnes. Solid phosphate fertilizer (substantially all DAP) accounted for 59 percent or $151.2 million of the total. Offshore sales of DAP accounted for 54 percent of the solid fertilizer net sales revenue while liquid fertilizers had a 56 percent share of net sales in the North American market. The average net sales price for these fertilizers continued to improve throughout the year as increases in DAP prices more than compensated for certain decreases in liquid fertilizer prices in North America.

     Net sales from animal feed and industrial products were $149.6 million with sales volumes of 0.596 million tonnes. Feed sales tonnage was 0.428 million tonnes with 13 percent sold offshore while the remaining 0.168 million tonnes were industrial products sold to North American customers. Feed and industrial product prices were flat in comparison to 1994.

     Net sales revenue from phosphate rock was $5.0 million with sales volumes of 0.211 million tonnes. The average net sales price improved throughout the year.

     North American phosphate revenue accounted for $269.0 million (65 percent) of the total phosphate revenue of $412.1 million. In 1995, approximately 65 percent of the volume of phosphate rock and phosphate product sales was made on the spot market with the balance made generally under annual contracts. Of the Company's North American phosphate revenue, 48 percent was earned from phosphate fertilizer products which represented 60 percent of its North American sales volumes.

     PhosChem, a phosphate export association established under US law, is the principal vehicle through which the Company executes offshore marketing and sales for its phosphate fertilizers. Offshore sales accounted for 35 percent of total phosphate product revenue in 1995 and 46 percent of volumes. Of the offshore tonnage, 95 percent was sold as phosphate fertilizer products while 93 percent of offshore revenue was earned from phosphate fertilizer.

AMMONIA REVENUE

     Ammonia sales from White Springs contributed $23.0 million to sales revenue with sales volumes of 0.115 million tonnes.

COST OF GOODS SOLD

     In 1995, the Company produced 6.071 million potassium chloride (KCl) tonnes, compared to 5.298 million tonnes in 1994, an increase of 0.773 million tonnes (15 percent).

     In 1995, the Company produced 1.008 million phosphoric acid (P(2)O(5)) tonnes from the two phosphate operations since their acquisition.

     Potash unit cost of sales decreased by 6 percent in 1995 compared to the previous year due to reduced shutdown time. There were 17 fewer mineweeks of shutdown in 1995 than in 1994 (the number of mineweeks of shutdown is at the discretion of management).

     Depreciation and amortization expense for 1995 was $71.0 million compared to $39.3 million in 1994, an increase of 81 percent. The $31.7 million increase is a result of higher potash sales volumes and the depreciation resulting from the phosphate acquisitions for the partial year they were owned by the Company.

SELLING AND ADMINISTRATIVE

     In 1995, selling and administrative expenses were $57.0 million as compared to $35.4 million in 1994, an increase of $21.6 million. The increase is attributable to the acquisitions of PCS Phosphate and White Springs and to general increases in supplies, compensation and benefits.

PROVINCIAL MINING AND OTHER TAXES

     Saskatchewan's potash production tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial crown royalty, which is accounted for under cost of goods sold.

     Higher potash sales volumes from the Saskatchewan mines and increased profitability at certain of the mines increased the taxes paid to the provincial government. In 1995, Saskatchewan provincial mining and other taxes were $43.4 million as compared to $32.4 million in 1994, an increase of 34 percent. Potash production tax for 1995 was $29.6 million compared to $20.6 million in 1994, an increase of 43 percent. The increase is explained by the Rocanville mine having been joined by the Allan mine in incurring the profits tax, and in part by overall increased sales. Saskatchewan capital tax was $13.8 million in 1995 compared to $11.7 million in the prior year, an increase of 18 percent.

INTEREST EXPENSE

     In 1995, interest expense was $41.8 million compared to $3.8 million in 1994, an increase of $38.0 million. The purchase of PCS Phosphate was funded through two credit facilities obtained April 10, 1995 and provided by a syndicate of chartered banks. The credit facilities which originally aggregated to $760.0 million were increased by $280.0 million on October 26, 1995. In November 1995 the long-term debt was reduced by the net proceeds of $161.2 million from the November 10, 1995 common share offering. The rate of interest is LIBOR, an international rate of interest, plus 5/8 of one percent. In 1995, the average interest rate was approximately 6.7 percent.

     Interest expense in 1994 and 1993 relates primarily to interest on short-term borrowings under the Company's commercial paper program which were used to retire capital leases and acquisition of Potash Company of America assets. The weighted average short-term debt outstanding in 1994 and 1993 was $18.2 million and $17.1 million respectively. The weighted average interest rate in 1994 was 4.0 percent and in 1993 3.8 percent.

INCOME TAXES

     Income taxes in 1995 were $22.9 million, compared to $3.5 million in 1994, an increase of $19.4 million. The increase is largely attributable to US withholding taxes and deferred income taxes relating to the Company's recently acquired phosphate operations.

     PCS and certain subsidiaries are subject to federal and provincial income taxes in Canada. By virtue of deductions with respect to non-capital losses carried forward, capital cost allowance, Canadian development expense, earned depletion allowance, and resource allowance, such taxes have not yet been payable by PCS. However, the Company is subject to the Large Corporations Tax. At December 31, 1995, the Canadian tax pools plus the non-capital losses carried forward exceed the book value of PCS's depreciable assets by approximately $100 million. PCS will begin to book a deferred tax provision, at an effective rate of 35 percent of income before income taxes, once the tax pools plus the non-capital losses carried forward are less than the book values of the assets. This rate assumes that primarily all Canadian profits for income tax purposes are resource profits eligible for the resource allowance and that an earned depletion claim of 25 percent on resource profits is available to the Company.

     The subsidiaries of the Company which operate in the United States are subject to US federal and state income taxes. By virtue of certain income tax deductions available, these subsidiaries are not currently subject to regular cash income taxes. However, they are subject to the alternative minimum tax, which may be carried forward indefinitely to be applied against regular income tax liability. In addition, the Company is subject to United States withholding tax on certain payments received from its US subsidiaries. The tax rate for 1995 was approximately 24 percent of taxable income, of which 6 percent represented deferred income taxes, and 18 percent represented cash taxes.

ANALYSIS OF FINANCIAL CONDITION AND CASH FLOW

     Following is a table summarizing the Company's financial ratios, as computed from the Company's financial statements.

                                                                    YEAR ENDED DECEMBER 31
                                                                  --------------------------
                                                                                        %
                                                                   1996      1995     CHANGE
                                                                  ------    ------    ------
    Quick Ratio................................................     1.23       .72     70.8
    Current Ratio..............................................     2.48      1.37     81.0
    Shareholders' Equity to Total Assets.......................      .56       .48     16.7
    Return on Shareholders' Equity.............................       15%       13%    15.4
    Book Value per Share.......................................   $30.83    $27.33     12.8
    Asset Turnover.............................................       56%       33%    69.7
    Return on Investment.......................................    10.25%     7.80%    31.4
    Long-term Debt to Equity...................................    .44:1     .71:1     38.0

     Cash provided by operating activities for 1996 was $296.2 million
(1995 -- $233.5 million). The increase in cash from operating activities of $62.7 million is largely attributable to additional net income of $49.6 million, and an increased provision for deferred income taxes of $19.0 million and depreciation of $19.2 million. This was partially offset by a net decrease of $30.3 million in non-cash operating working capital. Cash used in investing activities for 1996 was $39.0 million, a decrease of $1.114 billion when compared to 1995. The net cash outlay of $812.2 million for the acquisition of Texasgulf and $291.5 million for White Springs in 1995 accounted for most of the difference. Capital for sustaining operations increased by $19.3 million because of the acquisition of the two phosphate operations. Cash provided by financing activities in 1996 was $304.0 million. Repayment of long-term obligations was $259.0 million. The Company paid dividends totalling $48.2 million. In 1995, the Company had net proceeds from long-term obligations of $825.5 million and paid $45.8 million in dividends.

     Working capital for 1996 increased by $142.7 million. Quick and current ratios were 1.23 and 2.48 at December 31, 1996 (0.72 and 1.37 respectively at December 31, 1995). At the end of 1996, the debt to capital ratio was at 31 percent (42 percent at December 31, 1995) and the interest coverage ratio was 6.4:1 (5.4:1 at December 31, 1995). Net debt to market capitalization at December 31, 1996 was 16.0 percent (54.4 percent at December 31, 1995).

     Cash flow from operations is projected to be positive in the near to medium-term. Free cash, after operational and sustaining capital expenditures, is expected to allow for the reduction of the $1.45 billion revolving credit facility.

     Short-term (less than 365 days) cash requirements can be met by borrowing under a $95 million bank line of credit or utilizing a $110 million commercial paper program.

     Projected cash flows are expected to alleviate any tightening of liquidity experienced initially by the acquisitions of the nitrogen and German operations. In the near future, PCS is not anticipating either a significant downturn in sales or an extension of normal terms. Debt levels should be reduced sufficiently in the short term to allow for financing flexibility within the Company's current facilities, if the need arises.

OTHER MATTERS -- ENVIRONMENTAL

     The Company is subject to various environmental laws and regulations especially as they apply to operations in North Carolina, Florida and Utah, but more broadly throughout the United States and Canada. Expenditures relating to compliance with these environmental laws are considered to be part of the normal course of business. Future laws and regulations or changes to existing laws and their impact cannot be predicted. Capital expenditures in 1996 totalled $8.9 million in the environmental area while $72.6 million was incurred as environmental operating expense. Expenditures in 1997 are expected to be of a similar magnitude for existing operations in potash and phosphate while capital spending will be higher in potash by approximately $3.0 million.

OUTLOOK

     The statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, including those in this "Outlook" section relating to the period after 1996, are forward-looking statements subject to uncertainties.

     The Company's financial performance continues to be affected by price, worldwide state of supply and demand for potash and phosphate products, application rates, government assistance programs, weather conditions, exchange rates and agricultural and trade policies of producing and consuming nations which, among other things, are influenced by domestic political conditions. The Company sells to a diverse group of customers both by geography and by end product. Market conditions by country will vary on a year-over-year basis and sales shift from one period to another.

     The rising world population and the demand for better diets in developing nations are expected to continue to drive consumption for fertilizer products over the long term. Over the short term, there should be increased fertilizer usage over the next few years as world grain stocks are at historically low levels, crop prices remain strong, and governments around the world focus on food production. The Company expects to be an important supplier to these markets. While the consumption trend line is expected to continue to climb over the long term, there will be, at times, fluctuations in demand.

     The combination of above-average corn prices and the end of acreage set-asides in the US in 1996 is expected to result in American farmers planting increased acres this spring. As a result, domestic consumption of all three nutrients is expected to be higher. In addition, there has been an improvement in the financial position of farmers. Net farm income was at a record level in 1996. This increased cash flow enables them to increase application rates. Prices for potash and solid and liquid phosphates are all expected to increase as the spring season progresses.

     A rebound is expected in demand for potash and phosphates from key export markets that depleted inventories in 1996. DAP exports are expected to rise as inventories have been drawn down in India and it is expected that India will return to market in 1997. China has committed to a large DAP contract over two years (1997-98) approximating 1996 levels. The liquid phosphate supply is also tight in both the domestic and offshore markets. Subsidy issues in China and India affected 1996 potash shipments but both countries have used internal inventories and the prospects for 1997 shipments are promising. Increased shipments will support prices. The feed phosphate business tends to be strongest in the winter months and prices remain strong.

     PCS continues to operate its potash mines by matching production to sales demand. Shutdowns at potash mines for inventory correction will influence production costs on a quarter-over-quarter comparative basis. The Company produces its potash in Canadian dollars and sells in US dollars and a strengthening Canadian dollar has the effect of increasing its costs. Prices for ammonia, a key input for DAP, are expected to moderate while existing low sulphur prices may increase slightly. The net effect is expected to impact favorably upon phosphate processing costs for 1997.

     The Company expects the acquired business of Arcadian to be somewhat insulated from cost pressures on natural gas, as Arcadian domestic hedging practices and natural gas arrangements in Trinidad will reduce the impact of increases in spot market prices.

     Capital expenditures in 1997 are expected to exceed those in 1996 primarily because of the Arcadian acquisition.

     The narrative, included under this Management's Discussion and Analysis, has been prepared with reference to the financial statements reported under Canadian Generally Accepted Accounting Principles (GAAP). Under Canadian GAAP, dollar figures reported for years prior to the year the Company elected to report in US funds (1995) have been converted at the rate of 1.4028. This rate is the month-end rate at December 31, 1994 and is prescribed for use under the Translation of Convenience method. For purposes of reporting this section under US GAAP, revenue and expenditures denominated in US dollars would have to be multiplied by the exchange rate used under the Translation of Convenience method (1.4028) and then divided by 1.3730 for 1994, to arrive at the revenue and expenditures as they would have been reported historically under US GAAP. For the Statements of Financial Position, the year-end rate would be used for conversion. See the Consolidated Financial Statements, Note 25 reconciling the consolidated financial statements to US GAAP, and the supplemental schedules applying US GAAP.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The accompanying financial statements and related financial information are the responsibility of PCS management and have been prepared in accordance with generally accepted accounting principles and include amounts based on best estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

     To meet management's responsibility for financial reporting and to obtain reasonable assurance for the integrity and reliability of the financial reports, the Company's accounting and internal control systems are designed to safeguard assets and to properly record transactions and events. Policies and procedures are maintained to support the accounting and internal control systems.

     Our independent auditors, Deloitte & Touche, provide an objective, independent audit of the financial statements. Their report for 1996 is included.

     The Board of Directors, through the audit committee composed exclusively of outside directors, meets regularly with the independent auditors and representatives of management, including the Company's internal auditor -- both jointly and separately -- to review significant accounting, reporting and internal control matters. The audit committee also recommends to the Board the external auditors to be proposed to the shareholders for appointment at the annual meeting. Interim financial statements are reviewed by the audit committee prior to release to shareholders.

     The financial statements are approved by the Board of Directors on the recommendation of the audit committee.

/s/ C. E. CHILDERS                               /s/ B. E. HUMPHREYS
--------------------------------------------     --------------------------------------------
C. E. Childers                                   B. E. Humphreys
Chairman, President and                          Senior Vice President
Chief Executive Officer                          Finance and Treasurer

February 12, 1997

AUDITORS' REPORT TO THE SHAREHOLDERS OF
POTASH CORPORATION OF SASKATCHEWAN INC.

     We have audited the consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. as at December 31, 1996 and 1995 and the consolidated statements of income and retained earnings and of cash flow for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995, and the results of its operations and the changes in its financial position for each of the three years in the period ended December 31, 1996 in accordance with Canadian generally accepted accounting principles.

                                            /s/ DELOITTE & TOUCHE
                                            ------------------------------------
                                            Chartered Accountants

Saskatoon, Saskatchewan
February 12, 1997

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                               AS AT DECEMBER 31

                                                                           1996          1995
                                                                        ----------    ----------
                                                                          (IN THOUSANDS OF US
                                                                                DOLLARS)

                                             ASSETS
Current Assets
     Cash and cash equivalents.......................................   $       --    $   40,497
     Accounts receivable (Note 3)....................................      230,778       223,377
     Inventories (Note 4)............................................      219,433       221,911
     Prepaid expenses (Note 5).......................................       13,896        12,041
     Other current assets............................................        2,852         3,315
                                                                        ----------    ----------
                                                                           466,959       501,141
Property, plant and equipment (Note 6)...............................    1,978,692     2,032,339
Other assets (Note 7)................................................       48,736        48,337
                                                                        ----------    ----------
                                                                        $2,494,387    $2,581,817
                                                                        ==========    ==========
                                          LIABILITIES
Current Liabilities
     Bank indebtedness (Note 8)......................................   $    6,330    $       --
     Accounts payable and accrued charges (Note 9)...................      180,008       199,222
     Current portion of long-term debt (Note 10).....................        1,520       164,971
     Current obligations under capital leases (Note 11)..............          300           870
                                                                        ----------    ----------
                                                                           188,158       365,063
Long-term debt (Note 10).............................................      618,800       711,585
Obligations under capital leases (Note 11)...........................        1,163         2,913
Deferred income tax liability (Note 18)..............................       28,480         4,743
Accrued post-retirement/post-employment benefits (Note 12)...........       95,460        89,570
Accrued reclamation costs (Note 13)..................................      146,512       151,531
Other non-current liabilities and deferred credits...................       10,318        14,537
                                                                        ----------    ----------
                                                                         1,088,891     1,339,942
                                                                        ----------    ----------
SHAREHOLDERS' EQUITY
Share Capital (Note 14)..............................................      630,484       627,700
     Unlimited authorization of common shares; issued and outstanding
      45,581,864 and 45,439,667 shares in 1996 and 1995, respectively
Contributed Surplus..................................................      336,486       336,486
Retained Earnings....................................................      438,526       277,689
                                                                        ----------    ----------
                                                                         1,405,496     1,241,875
                                                                        ----------    ----------
                                                                        $2,494,387    $2,581,817
                                                                        ==========    ==========

              (See Notes to the Consolidated Financial Statements)

Approved by the Board,

           /s/ JACK G. VICG                         /s/ ISABEL B. ANDERSON
---------------------------------------     ------------------------------------
               Director                                    Director

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                        FOR THE YEARS ENDED DECEMBER 31

                                                                  1996         1995        1994
                                                               ----------    --------    --------
                                                                  (IN THOUSANDS OF US DOLLARS)
Net sales (Note 15).........................................   $1,403,868    $856,080    $363,117
Cost of goods sold..........................................    1,010,455     543,491     203,901
                                                               ----------    --------    --------
Gross Margin................................................      393,413     312,589     159,216
                                                               ----------    --------    --------
Research and development....................................        1,347       1,553       1,534
Selling and administrative expenses.........................       59,022      52,570      31,586
Provincial mining and other taxes (Note 16).................       40,197      43,388      32,352
Other income................................................       (6,645)     (9,171)     (4,731)
                                                               ----------    --------    --------
                                                                   93,921      88,340      60,741
                                                               ----------    --------    --------
OPERATING INCOME............................................      299,492     224,249      98,475
INTEREST EXPENSE (Note 17)..................................       46,761      41,817       3,772
                                                               ----------    --------    --------
INCOME BEFORE INCOME TAXES..................................      252,731     182,432      94,703
INCOME TAXES (Note 18)......................................       43,695      22,946       3,484
                                                               ----------    --------    --------
NET INCOME..................................................      209,036     159,486      91,219
RETAINED EARNINGS, BEGINNING OF YEAR........................      277,689     164,037     105,868
DIVIDENDS...................................................      (48,199)    (45,834)    (33,050)
                                                               ----------    --------    --------
RETAINED EARNINGS, END OF YEAR..............................   $  438,526    $277,689    $164,037
                                                               ==========    ========    ========
NET INCOME PER SHARE (Note 19)..............................   $     4.59    $   3.68    $   2.12
                                                               ==========    ========    ========
DIVIDENDS PER SHARE.........................................   $     1.06    $   1.06    $   0.77
                                                               ==========    ========    ========

              (See Notes to the Consolidated Financial Statements)

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                        FOR THE YEARS ENDED DECEMBER 31

                                                              1996          1995          1994
                                                            ---------    -----------    ---------
                                                                (IN THOUSANDS OF US DOLLARS)
OPERATING ACTIVITIES
WORKING CAPITAL FROM OPERATIONS
     Net income..........................................   $ 209,036    $   159,486    $  91,219
     Depreciation and amortization.......................      90,125         70,953       39,326
     Loss on disposal of fixed assets....................       2,152            726          340
     Provision for deferred income tax...................      23,737          4,743           --
     Provision for post-retirement/post-employment
       benefits..........................................       5,890          2,052           --
                                                            ----------   ------------   ----------
                                                              330,940        237,960      130,885
CHANGES IN NON-CASH OPERATING WORKING CAPITAL
     Accounts receivable.................................      (7,400)       (48,831)     (14,356)
     Inventories.........................................       2,493          9,297       14,562
     Prepaid expenses....................................      (1,856)         2,521          468
     Other current assets................................         463          1,778           --
     Accounts payable and accrued charges................     (19,214)        26,581       19,146
Accrued reclamation costs................................      (5,021)         5,214           --
Other non-current liabilities and deferred credits.......      (4,219)        (1,037)          --
                                                            ----------   ------------   ----------
CASH PROVIDED BY OPERATING ACTIVITIES....................     296,186        233,483      150,705
                                                            ----------   ------------   ----------
INVESTING ACTIVITIES
Additions to property, plant and equipment
     Acquisition of Texasgulf Inc. ......................          --       (812,226)          --
     Acquisition of White Springs Agricultural Chemicals,
       Inc. .............................................          --       (291,540)          --
     Sustaining operations...............................     (58,939)       (39,596)     (16,751)
Proceeds on disposal of fixed assets.....................      22,716            503        2,039
Additions to other assets................................      (2,819)       (10,298)        (329)
                                                            ----------   ------------   ----------
CASH USED IN INVESTING ACTIVITIES........................     (39,042)    (1,153,157)     (15,041)
                                                            ----------   ------------   ----------
CASH (DEFICIENCY) BEFORE FINANCING ACTIVITIES............     257,144       (919,674)     135,664
                                                            ----------   ------------   ----------
FINANCING ACTIVITIES
Proceeds from (repayment of) long-term obligations.......    (258,556)       825,540      (20,633)
Repayment of short-term debt.............................          --             --      (67,851)
Dividends................................................     (48,199)       (45,834)     (33,050)
Issuance of shares.......................................       2,784        163,889        2,446
                                                            ----------   ------------   ----------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..........    (303,971)       943,595     (119,088)
                                                            ----------   ------------   ----------
(DECREASE) INCREASE IN CASH..............................     (46,827)        23,921       16,576
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.............      40,497         16,576           --
                                                            ----------   ------------   ----------
(BANK INDEBTEDNESS) CASH AND CASH EQUIVALENTS, END OF
  YEAR...................................................   $  (6,330)   $    40,497    $  16,576
                                                            ==========   ============   ==========
Supplemental cash flow disclosure
     Interest paid.......................................   $  42,901    $    38,836    $   4,054
     Income taxes paid...................................   $  32,914    $     6,242    $   1,200
                                                            ----------   ------------   ----------

              (See Notes to the Consolidated Financial Statements)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS)

1.  DESCRIPTION OF BUSINESS

     Potash Corporation of Saskatchewan Inc. (PCS) is an integrated fertilizer company. The Company's potash producing assets include five mines and mills and mining rights to potash reserves at a sixth location all in the Province of Saskatchewan, one mine and mill located in the Province of New Brunswick and one mine and mill in the State of Utah. The Company's phosphate producing assets include a vertically-integrated phosphate mine and processing plant located in the State of North Carolina, phosphate feed plants in six states, two industrial phosphoric acid plants owned in a joint venture carrying on business as Albright & Wilson Company, a mine and chemical plant complex and a bulk terminal facility in the State of Florida and an ammonia terminal in the State of Georgia.

     The Company sells potash from its Saskatchewan mines for use outside North America exclusively to Canpotex Limited (Canpotex). Canpotex, a potash export, sales and marketing company owned in equal shares by the three potash producers in the Province of Saskatchewan (including the Company), resells potash to offshore customers. PCS Sales (Canada) Inc. and PCS Sales (USA), Inc., wholly-owned subsidiaries of PCS, execute marketing and sales for the Company's potash and phosphate products in North America. PCS Sales (Canada) Inc. executes offshore marketing and sales for the Company's New Brunswick potash. PhosChem, a phosphate export association established under US law, is the principal vehicle through which the Company executes offshore marketing and sales for its phosphate fertilizers.

2.  SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The Company's accounting policies are in accordance with accounting principles generally accepted in Canada. These policies are consistent with accounting principles generally accepted in the United States except as outlined in Note 25. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following policies are considered to be significant:

  Principles of Consolidation

     The consolidated financial statements include the accounts of PCS and its operating subsidiaries (the "Company" except to the extent the context otherwise requires):

        - PCS Sales (Canada) Inc. (formerly Potash Corporation of Saskatchewan Sales Limited) (PCS Sales)

           - PCS Sales (Iowa) Inc.

           - PCS Sales (Indiana) Inc.

           - Potash Corporation of Saskatchewan (Florida) Inc. (PCS Florida)

        - PCS Sales (USA), Inc.

        - Potash Corporation of Saskatchewan Transport Limited (PCS Transport)

        - PCS Phosphate Company, Inc. (PCS Phosphate)

           - Albright & Wilson Company (proportionately consolidated)

        - White Springs Agricultural Chemicals, Inc. (White Springs)

     All significant intercompany balances and transactions have been eliminated.

  Inventories

     Inventories of finished product, raw materials and work in process are valued at the lower of cost and net realizable value. Cost for substantially all finished product, raw materials and work in process inventories is determined using the first in, first out (FIFO) method. Inventories of materials and supplies are valued at the lower of average cost and replacement cost.

  Property, Plant and Equipment

     Property, plant and equipment are carried at cost, except for mineral properties which are carried at the lower of cost or fair value. Costs of additions, betterments and renewals are capitalized. The Company periodically reviews property, plant and equipment for indicators of potential impairment. Impairment would be measured by comparing book value against the estimated undiscounted future operating cash flows and any such impairment loss would be included in the statement of income.

     Maintenance and repair expenditures which do not improve or extend productive life are expensed as incurred.

  Depreciation and Amortization

     Depreciation and amortization are provided for on a basis and at rates calculated to amortize the cost of the fixed assets over their estimated useful lives. Depreciation and amortization rates for all mine assets (including mine development costs) and potash mills are determined using the units of production method based on estimates of proven and probable reserves. Other asset classes are depreciated or amortized on a straight-line basis as follows: land improvements 5 to 30 years, buildings and improvements 6 to 30 years and machinery and equipment 5 to 25 years.

  Research and Development Costs

     Research costs are expensed as incurred.

     Development costs include costs for equipment, labor and material relating to the testing or evaluating of product and process alternatives. These costs are deferred and amortized on a straight-line basis over a period not exceeding five years unless the project is determined not to be economically feasible and of no future benefit to the Company, at which time the costs are expensed.

  Other Assets -- Deferred Charges

     Issue costs of long-term obligations are amortized over the term of the related liability.

     Preproduction costs represent costs incurred during the start-up phase of new milling facilities, net of revenue earned, and are amortized on a straight-line basis over ten years.

     Trade names and goodwill are being amortized on a straight-line basis over their estimated useful lives of 15 years. Impairment would be identified by comparing book value against the estimated undiscounted future operating cash flows, and any such impairment loss would be included in the statement of income.

     The cost of constructing bases for gypsum stacks and the cost of constructing settling ponds are capitalized to Other Assets and are amortized on a straight-line basis over their estimated useful lives of three to five years.

  Leases

     Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets. Gains or losses resulting from sale-leaseback transactions are deferred and amortized in proportion to the amortization of the leased asset. Rental payments under operating leases are charged to expense as incurred.

  Revenue Recognition

     Sales revenue is recognized when the product is shipped or a service is performed. Revenue is recorded based on the F.O.B. mine, plant or warehouse price. Transportation costs are recovered from the customer through sales pricing.

  Post-Employment and Post-Retirement Benefits

     Accrual of the costs of providing certain post-retirement benefits, including medical and life insurance coverage, during the active service period of the employee is recorded monthly and adjusted annually as actuaries' reports become available.

     Accrual during periods of active employment, for the expected cost of certain benefits payable to former or inactive employees, is also recorded monthly and adjusted annually. These benefits include long-term disability income payments and related medical and insurance costs.

  Foreign Exchange Transactions

     PCS and its operating subsidiaries have the US dollar as their functional currency.

     Operating transactions are translated to United States dollars at the average exchange rate of the previous month. Monetary assets and liabilities are translated at period end exchange rates. Non-monetary assets owned at December 31, 1994 have been translated under the Translation of Convenience Method at the December 31, 1994 year-end exchange rate of US$1.00 = CDN$1.4028. Additions subsequent to December 31, 1994 are translated at the exchange rate prevailing at the time of the transaction.

     Foreign exchange gains or losses are included in other income.

  Cash Equivalents

     Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

  Financial Instruments

     Gains or losses on foreign currency exchange contracts are recognized at the time that the contracts are entered into and are included in other income.

3.  ACCOUNTS RECEIVABLE

                                                                     1996        1995
                                                                   --------    --------
        Trade Accounts -- Canpotex..............................   $ 34,550    $ 42,129
                       -- Other.................................    178,712     174,383
        Non-trade accounts......................................     21,673      11,124
                                                                   --------    --------
                                                                    234,935     227,636
        Less allowance for doubtful accounts....................      4,157       4,259
                                                                   --------    --------
                                                                   $230,778    $223,377
                                                                   ========    ========

4.  INVENTORIES

                                                                     1996        1995
                                                                   --------    --------
        Finished product........................................   $ 93,717    $115,491
        Materials and supplies..................................     73,912      66,708
        Raw materials...........................................     29,917      11,954
        Work in process.........................................     21,887      27,758
                                                                   --------    --------
                                                                   $219,433    $221,911
                                                                   ========    ========

5.  PREPAID EXPENSES

                                                                      1996       1995
                                                                     -------    -------
        Prepaid freight...........................................   $10,565    $ 9,193
        Other.....................................................     3,331      2,848
                                                                     -------    -------
                                                                     $13,896    $12,041
                                                                     =======    =======

     Prepaid freight relates to product inventory stored at warehouse facilities which is invoiced to customers at the time of sale of the inventory.

6.  PROPERTY, PLANT AND EQUIPMENT

                                                                          1996
                                                      --------------------------------------------
                                                                      ACCUMULATED
                                                                    DEPRECIATION AND     NET BOOK
                                                         COST         AMORTIZATION        VALUE
                                                      ----------    ----------------    ----------
    Land and improvements..........................   $  204,081        $ 17,662        $  186,419
    Buildings and improvements.....................      424,368          92,156           332,212
    Machinery and equipment........................    1,753,017         383,987         1,369,030
    Mine development costs.........................      125,908          34,877            91,031
                                                      ----------        --------        ----------
                                                      $2,507,374        $528,682        $1,978,692
                                                      ==========        ========        ==========

                                                                          1995
                                                      --------------------------------------------
                                                                      ACCUMULATED
                                                                    DEPRECIATION AND     NET BOOK
                                                         COST         AMORTIZATION        VALUE
                                                      ----------    ----------------    ----------
    Land and improvements..........................   $  207,868        $ 15,183        $  192,685
    Buildings and improvements.....................      421,836          83,563           338,273
    Machinery and equipment........................    1,730,777         322,638         1,408,139
    Mine development costs.........................      126,003          32,761            93,242
                                                      ----------        --------        ----------
                                                      $2,486,484        $454,145        $2,032,339
                                                      ==========        ========        ==========

7.  OTHER ASSETS

                                                                      1996       1995
                                                                     -------    -------
        Deferred charges -- net of accumulated amortization
             Issue costs -- long-term obligations.................   $ 6,409    $ 7,994
             Preproduction costs..................................     4,543      1,816
             Trade names..........................................     1,644      1,740
             Goodwill.............................................     1,686      1,830
             Gypstack linings and settling ponds..................     9,855      7,167
        Prepaid pension costs.....................................     9,407     11,958
        Land held for sale........................................     9,446     10,464
        Investments...............................................     4,254      3,952
        Notes receivable..........................................     1,492      1,416
                                                                     -------    -------
                                                                     $48,736    $48,337
                                                                     =======    =======

8.  BANK INDEBTEDNESS

     Bank indebtedness consists of cheques issued in excess of funds on deposit.

     The Company has available lines of credit for short-term financing in the amount of $95,000 at December 31, 1996 (1995 -- $91,600). The lines of credit are unsecured.

9.  ACCOUNTS PAYABLE AND ACCRUED CHARGES

                                                                     1996        1995
                                                                   --------    --------
        Trade accounts..........................................   $151,723    $155,891
        Accrued interest........................................      6,853       2,993
        Accrued payroll.........................................      9,015      14,968
        Income taxes............................................        395      13,351
        Dividends...............................................     12,022      12,019
                                                                   --------    --------
                                                                   $180,008    $199,222
                                                                   ========    ========

10.  LONG-TERM DEBT

                                                                     1996        1995
                                                                   --------    --------
        Syndicated facilities led by Bank of Nova Scotia
             Facility A.........................................   $     --    $274,416
             Facility B.........................................         --     553,000
             Credit Facility....................................    575,000          --

     The Credit Facility provides for aggregate unsecured advances of $1.45 billion at a maximum interest rate of LIBOR, Prime rate or Base Rate Canada Loans, plus 0.5%, payable throughout the term of the Credit Facility. The Facility is renewable every 364 days with the consent of the lenders. No principal payments are required during the revolving period. If the Facility is not renewed, it converts to a five-year term facility repayable in twenty quarterly installments each equal to 1% of the principal outstanding on the conversion date and a final payment of the remaining principal amount due on the fifth anniversary of the conversion date. The average interest rate on this obligation was 5.88% in 1996.

        Industrial Revenue and Pollution Control Obligations....     45,320      49,140

     Adjustable Rate Industrial Revenue and Pollution Control Obligations with varying interest rates and with maturity dates ranging from 1997 to 2012. No sinking fund requirements prior to maturity. The Adjustable Rate Municipal Industrial Revenue and Pollution Control Obligations bear interest at rates ranging from 3.74% to 4.90%. The average interest rate on these obligations was 3.98% in 1996. These loans are secured by bank letters of credit, most of which are guaranteed by the Company.

                                                                    620,320     876,556
        Less current maturities.................................      1,520     164,971
                                                                   --------    --------
                                                                   $618,800    $711,585
                                                                   ========    ========

     The fair values of all long-term obligations are approximated by their face values.

     Long-term debt at December 31, 1996 matures as follows:

            1997......................................................   $  1,520
            1998......................................................      1,500
            1999......................................................      1,200
            2000......................................................      7,000
            2001......................................................         --
            Subsequent years..........................................    609,100
                                                                         --------
                                                                         $620,320
                                                                         ========

11.  COMMITMENTS

  Lease Commitments

     The Company has long-term lease agreements for buildings, port facilities, equipment and rail cars (excluding mineral leases), the latest of which expires in 2017. Future minimum lease payments under these capital and operating leases will be approximately as follows:

                                                                      OPERATING    CAPITAL
                                                                      ---------    -------
        1997.......................................................    $26,944     $ 1,291
        1998.......................................................     24,431       1,290
        1999.......................................................     20,550         467
        2000.......................................................     16,492         467
        2001.......................................................     13,725          --
        Subsequent years...........................................     46,821          --
                                                                      ---------    -------
                                                                                     3,515
        Less amount representing interest..........................                  2,052
                                                                                   -------
        Present value of minimum capital lease payments............                  1,463
        Current portion............................................                    300
                                                                                   -------
        Long-term portion..........................................                $ 1,163
                                                                                   =======

     Rental expense for operating leases for the years ended December 31, 1996, 1995 and 1994 was $12,431, $11,437 and $9,287, respectively.

  Other Commitments

     The Company has entered into raw material purchase commitments based upon market rates at the time of delivery through 1997 in the amount of approximately $211,279.

     On September 2, 1996, the Company announced that it had entered into a definitive merger agreement with Arcadian Corporation (Arcadian). The Company is to acquire all the outstanding common shares of Arcadian (approximately 45.5 million shares on a fully diluted basis) at a price expected to be $25.00 to $27.00 per share (approximately $12.25 per share cash and the balance in PCS shares). The completion of the merger is conditional upon, among other things, the approval of the merger by the holders of a majority of the outstanding shares of Arcadian common stock and preferred stock, voting together as a single class. Assuming that shareholder approval is obtained, the merger is expected to become effective on March 6, 1997.

     On December 6, 1996, the Company entered into an agreement to purchase a 51% interest in Kali und Salz AG ("K & S") at a price of 250 million Deutschmarks (at December 31, 1996 approximately $162,000). The holdings of K & S include a 51% interest in Kali und Salz GmbH and a 50% interest in Potash Company of Canada Limited. The closing of the transaction is subject to approval by the German government.

12.  POST-RETIREMENT/POST-EMPLOYMENT BENEFITS AND PENSION PLANS

  Canadian

     Substantially all employees of the Company are participants in either a defined contribution or a defined benefit pension plan. The Company's obligations under the defined contribution plans are limited to making regular payments to the plan to match contributions made by the employees for current services (to a maximum of 5.5% of salary). Based on the latest actuarial valuations of the defined benefit pension plans conducted at December 31, 1994, and updated as at December 31, 1996, accrued pension benefits were $7,338 and the market values of the assets of the plans were $8,491.

     The Company has established a supplemental retirement income plan for senior management which is unfunded and non-contributory and provides a supplementary pension benefit. The plan is provided for by charges to earnings sufficient to meet the projected benefit obligation.

  United States

     The Company has contributory pension plans that cover a substantial majority of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Generally, contributions to the US plans are made to meet minimum funding requirements of the Employee Retirement Income Security Act of 1994 (ERISA).

     The components of net pension expense for the Company's US pension plans, computed actuarially, were as follows:

                                                                     1996        1995
                                                                   --------    --------
        Service cost for benefits earned during the year........   $  7,337    $  2,584
        Interest cost on projected benefit obligation...........     15,351       9,021
        Return on plan assets...................................    (35,551)    (26,048)
        Net amortization and deferral...........................     16,875      16,044
                                                                   --------    --------
                  Net pension expense...........................   $  4,012    $  1,601
                                                                   ========    ========

     Assets of both US funded plans consist mainly of corporate equity, US government and corporate debt securities and units of participation in a collective short-term investment fund.

     The funding status of the Company's US pension plans and amounts recognized in the Consolidated Statements of Financial Position was as follows:

                                                                         1996        1995
                                                                       --------    --------
    Plans' assets at fair value.....................................   $238,531    $208,992
                                                                       --------    --------
    Actuarial present value of projected benefit obligations:
         Vested benefits............................................    169,513     168,111
         Non-vested benefits........................................     11,294      11,273
                                                                       --------    --------
    Accumulated benefit obligations.................................    180,807     179,384
    Excess projected benefit obligations over accumulated benefit
      obligations...................................................     40,327      41,578
                                                                       --------    --------
    Total projected benefit obligations.............................    221,134     220,962
    Plans' assets exceeding (less than) projected benefit
      obligations...................................................     17,397     (11,970)
                                                                       --------    --------
    Items not yet recognized in earnings:
         Unrecognized net loss (gain)...............................    (10,722)     23,675
         Unrecognized transition liability..........................        433         253
                                                                       --------    --------
    Net prepaid pension cost........................................      7,107      11,958
    White Springs accrued liability.................................      2,300          --
                                                                       --------    --------
              Prepaid pension cost..................................   $  9,407    $ 11,958
                                                                       ========    ========

     Significant actuarial assumptions for the Company's US funded plans were as follows:

    Discount rate...............................................      7.50%         7.25%
    Long-term rate of return on assets..........................   8.00-9.00%    8.00-9.00%
    Rate of increase in compensation levels.....................      5.00%         5.00%

  Other Post-Retirement Plans

     The Company provides certain health care and life insurance benefits for retired employees. These plans are either contributory or non-contributory and contain certain cost-sharing features such as deductibles and coinsurance. These plans are unfunded and benefits are subject to change.

     Although the Company prepares its financial statements under Canadian GAAP, it has continued to apply the treatment prescribed by SFAS No. 106 under US GAAP "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires the accrual of the cost of providing other post-retirement benefits (OPEBs), including medical and life insurance coverage, during the active service period of the employee.

     The components of OPEBs expense were as follows:

                                                                        1996      1995
                                                                       ------    ------
        Service cost................................................   $2,233    $1,017
        Interest cost...............................................    6,710     3,999
        Net amortization and deferral...............................      (11)      373
                                                                       ------    ------
             Net cost...............................................   $8,932    $5,389
                                                                       ======    ======

     The significant assumptions used in determining post-retirement benefit cost were as follows:

        Discount rate.........................................   7.5%         7.25%
        Health care trend rate................................   11.6%*    9.50-12.50%*

---------------
* Decreasing gradually to 6.00% in 2003 and thereafter.

     If the health care cost trend rate was increased by 1.0 percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would have increased as follows:

                                                                        1996     1995
                                                                        ----    ------
        Accumulated post-retirement benefit obligation...............   $843    $2,650
        Aggregate of service and interest cost.......................   $ 77    $  337

     The components of the Company's post-retirement benefit liability are as follows:

                                                                     1996        1995
                                                                    -------    --------
        Retirees.................................................   $39,681    $ 45,748
        Active:
             Fully eligible......................................    20,052      15,051
             Not fully eligible..................................    36,778      41,006
                                                                    -------    --------
        Total....................................................    96,511     101,805
        Unrecognized net gain (loss).............................       341     (11,215)
                                                                    -------    --------
                                                                     96,852      90,590
        Less current portion of SFAS 106.........................    (3,530)     (3,530)
        Add SFAS 112 liability...................................     2,138       2,510
                                                                    -------    --------
        Accrued post-retirement/post-employment benefits
          liability..............................................   $95,460    $ 89,570
                                                                    =======    ========

     The Company has applied Canadian GAAP to prepare its financial statements but continues to apply SFAS No. 112 under US GAAP "Employers' Accounting for Postemployment Benefits." This statement requires the Company to accrue, during periods of active employment, the expected cost of certain benefits payable to former or inactive employees. These benefits include long-term disability income payments and related medical and insurance costs.

     The effect of these costs on income before income taxes was $486 and $332 for 1996 and 1995, respectively. As at December 31, 1996, the Company has a recorded liability for these costs of $2,138 (1995 -- $2,510).

     All of the Company's US employees may participate in defined contribution savings plans. These plans are subject to US federal tax limitations and provide for voluntary employee salary reduction contributions of up to 15 percent of salary and Company matching contributions of up to 5 percent of salary. The Company's matching contributions were $3,565 and $1,971 for 1996 and 1995 respectively.

13.  ENVIRONMENTAL COSTS

  Reclamation and Restoration Costs

     Site restoration and reclamation costs have been accrued for various sites. At December 31, 1996, the Company has accrued $35,856 (1995 -- $38,353) for the Aurora, North Carolina facility, $66,669 (1995 -- $65,235) for the White Springs, Florida facility, $27,377 (1995 -- $27,509) for the Moab, Utah facility and $16,610 (1995 -- $20,434) for various sulphur facilities. The idle sulphur facilities were part of the acquisition of Texasgulf Inc. and are undergoing dismantlement and environmental restoration efforts. The current portion of restoration and reclamation accrued in 1996 totalled $4,511
(1995 -- $3,850). These amounts represent the Company's current estimate of potential site restoration and reclamation costs which were last assessed in November 1996. These expenditures are generally incurred over an extended period of time.

     Annual environmental expenditures for reclamation and restoration during the years ended December 31, 1996 and 1995 were $69,905 and $32,971 respectively. Of the 1996 amount, $53,507 (1995 -- $28,296) was charged to operations, $6,787 (1995 -- $4,018) was capitalized and $9,611 (1995 -- $657)
was charged against accrued reclamation costs.

     Certain reclamation obligations are currently secured by a surety bond of approximately $13,000.

  Capping of Byproduct Gypsum Stacks

     In 1993, the State of Florida passed certain legislation requiring companies to reduce the potential environmental hazards associated with accumulations of byproduct gypsum (gypsum stacks). The legislation requires companies to "cap" the gypsum stacks in order to reduce seepage into the groundwater. The procedures are not required until the gypsum stacks are no longer in use, which management currently estimates to be no earlier than the year 2010. At December 31, 1996, a balance of $34,285 (1995 -- $34,385) was included in accrued reclamation costs for this gypsum stack capping requirement. The obligation of White Springs regarding the gypsum stacks is guaranteed by PCS.

     In North Carolina, on expiry of the mine's phosphate reserves, capping of the remaining gypsum stack must comply with the laws in place at that time.

  Other Environmental Costs

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Other than reclamation and restoration and gypsum stack capping costs discussed above, no significant costs relating to existing conditions caused by past operations were incurred by the Company during 1996. Reserves for estimated costs are recorded when environmental remedial efforts are likely and the costs can be reasonably estimated. In determining the reserves, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements. At December 31, 1996, there were no environmental reserves recorded by the Company other than those related to reclamation and restoration and gypsum stack capping as discussed above.

     The Company's estimated operating expenses, other than reclamation and restoration and gypsum stack capping, relating to compliance with environmental laws and regulations governing ongoing operations were approximately $9,533 for the year ended December 31, 1996. In addition, capital expenditures for environmental compliance were approximately $2,123 for the year ended December 31, 1996.

14.  SHARE CAPITAL

  Authorized:

     The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

  Issued:

                                                           1996             1995             1994
                                                       CONSIDERATION    CONSIDERATION    CONSIDERATION
                                                       -------------    -------------    -------------
    Issued, beginning of year.......................     $ 627,700        $ 463,811        $ 461,365
    Shares issued under option......................         2,634            2,516            2,310
    Shares issued by prospectus.....................            --          161,184               --
    Shares issued for dividend reinvestment plan....           150              189              136
                                                         ---------        ---------        ---------
    Issued, end of year.............................     $ 630,484        $ 627,700        $ 463,811
                                                         =========        =========        =========

  Issued:

                                                      1996             1995             1994
                                                    NUMBER OF        NUMBER OF        NUMBER OF
                                                  COMMON SHARES    COMMON SHARES    COMMON SHARES
                                                  -------------    -------------    -------------
    Issued, beginning of year..................     45,439,667       42,988,238       42,780,928
    Shares issued under option.................        140,050          147,650          203,200
    Shares issued by prospectus................             --        2,300,000               --
    Shares issued for dividend reinvestment
      plan.....................................          2,147            3,779            4,110
                                                    ----------       ----------       ----------
    Issued, end of year........................     45,581,864       45,439,667       42,988,238
                                                    ==========       ==========       ==========

  Stock Options

     At December 31, 1996, there were stock options outstanding in respect of 1,842,475 common shares granted to certain employees of the Company and the directors of PCS with an exercise price from CDN$14.00 to CDN$102.00 for options held by optionees resident in Canada, and US$12.00 to US$74.75 for optionees resident in the United States. As at December 31, 1996, 1,004,600 of the outstanding options were exercisable.

     The foregoing options have expiry dates ranging from November 30, 1999 to November 7, 2006.

  Stock-Based Compensation Disclosure

     The Company continues with its policy of not recording any compensation expense for the stock options as the exercise price is the quoted market closing price of the Company's common shares on the last trading day immediately preceding the date of the grant.

  Shareholder Rights Plan

     The Board of Directors of the Company adopted a shareholder rights plan (the Plan) on November 10, 1994. The Plan was amended by the Board of Directors on March 28, 1995 and May 4, 1995 and approved by the shareholders on May 11, 1995. Under the Plan, the Board of Directors declared a dividend distribution of one right for each common share to holders of record. The rights are not currently exercisable and only become exercisable upon the occurrence of certain events as specified in the Plan.

15.  GEOGRAPHIC SEGMENTS

     Financial information by geographic area is summarized in the accompanying table.

                                                              CANADA      UNITED STATES    CONSOLIDATED
                                                            ----------    -------------    ------------
1996
---------------------------------------------------------
Sales to customers outside the enterprise
     Canada..............................................   $   14,507     $    28,225      $    42,732
     United States.......................................      136,981         668,385          805,366
     PhosChem............................................           --         275,644          275,644
     Canpotex............................................      184,025              --          184,025
     Other...............................................       61,526          34,575           96,101
                                                            ----------     ------------     -----------
                                                            $  397,039     $ 1,006,829      $ 1,403,868
                                                            ==========     ===========      ===========
Segment operating earnings...............................   $  113,317     $   186,175      $   299,492
                                                            ==========     ===========      ===========
Assets...................................................   $  840,176     $ 1,654,211      $ 2,494,387
                                                            ==========     ===========      ===========
1995
---------------------------------------------------------
Sales to customers outside the enterprise
     Canada..............................................   $   12,483     $    23,461      $    35,944
     United States.......................................      128,594         270,085          398,679
     PhosChem............................................           --         128,320          128,320
     Canpotex............................................      221,169              --          221,169
     Other...............................................       53,686          18,282           71,968
                                                            ----------    -------------     -----------
                                                            $  415,932     $   440,148      $   856,080
                                                            ==========     ===========      ===========
Segment operating earnings...............................   $  138,939     $    85,310      $   224,249
                                                            ==========     ===========      ===========
Assets...................................................   $  935,075     $ 1,646,742      $ 2,581,817
                                                            ==========     ===========      ===========
1994
---------------------------------------------------------
Sales to customers outside the enterprise
     Canada..............................................   $    9,990     $        --      $     9,990
     United States.......................................      119,170              --          119,170
     Canpotex............................................      185,776              --          185,776
     Other...............................................       48,181              --           48,181
                                                            ----------     ------------     -----------
                                                            $  363,117     $        --      $   363,117
                                                            ==========     ===========      ===========
Segment operating earnings...............................   $   98,475     $        --      $    98,475
                                                            ==========     ===========      ===========
Assets...................................................   $1,027,766     $        --      $ 1,027,766
                                                            ==========     ===========      ===========

16.  PROVINCIAL MINING AND OTHER TAXES

     Provincial mining taxes and other taxes consist of:

                                                             1996       1995       1994
                                                            -------    -------    -------
        Potash Production Tax............................   $27,462    $29,589    $20,613
        Saskatchewan Capital Tax.........................    12,735     13,799     11,739
                                                            -------    -------    -------
                                                            $40,197    $43,388    $32,352
                                                            =======    =======    =======

17.  INTEREST EXPENSE

                                                             1996       1995       1994
                                                            -------    -------    -------
        Interest on -- Short-term debt...................   $    56    $   190    $ 1,036
                    -- Long-term debt....................    46,391     41,177         --
                    -- Obligations under capital
                       leases............................       314        450      2,736
                                                            -------    -------    -------
                                                            $46,761    $41,817    $ 3,772
                                                            =======    =======    =======

18.  INCOME TAXES

     As the Company operates in a specialized industry and in several tax jurisdictions, its income is subject to various rates of taxation.

     The provision for income taxes differs from the amount that would have resulted from applying the statutory income tax rates to income before income taxes as follows:

                                                           1996        1995        1994
                                                         --------    --------    --------
        Income before income taxes -- Canada..........   $ 81,067    $102,540    $ 94,703
                                   -- United States...    171,664      79,892          --
                                                         --------    --------    --------
        Income before income taxes....................   $252,731    $182,432    $ 94,703
                                                         ========    ========    ========
        Federal and Provincial Statutory tax rates....      46.12%      46.08%      45.84%
                                                         ========    ========    ========
        Tax at statutory rates........................   $116,560    $ 84,065    $ 43,412
        Adjusted for the effect of:
             Net non-deductible provincial taxes and
               royalties and resource allowances......    (22,879)    (22,262)    (15,122)
             Additional tax deductions................    (47,699)    (38,579)    (26,317)
             Other....................................     (2,287)       (278)      1,511
                                                         --------    --------    --------
        Income tax expense............................   $ 43,695    $ 22,946    $  3,484
                                                         ========    ========    ========

     The principal timing differences and their tax effect are as follows:

        Depreciation and amortization.................   $ 69,849    $ 19,232    $     --
        Capitalized expenditures......................    (14,036)     (8,328)         --
        Loss carryforwards............................    (28,230)         --          --
        Other.........................................      7,452         394          --
        Alternative minimum tax carryforward..........     (6,555)     (6,555)         --
                                                         --------    --------    --------
        Deferred tax liability........................   $ 28,480    $  4,743    $     --
                                                         ========    ========    ========

     Details of income tax expense are as follows:

        Canadian
             Current.....................................   $ 3,097    $ 3,236    $ 3,484
        United States -- Federal
             Current.....................................    16,861     14,967         --
             Deferred....................................    20,651      3,356         --
        United States -- State
             Deferred....................................     3,086      1,387         --
                                                            -------    -------    -------
        Income tax expense...............................   $43,695    $22,946    $ 3,484
                                                            =======    =======    =======

     At December 31, 1996, the Company has income tax losses carried forward of approximately $247,000 which will begin to expire in 1997. The benefit relating to these loss carryforwards has been recognized by reducing deferred income tax liabilities.

19.  NET INCOME PER SHARE (EARNINGS PER SHARE)

     Net income per share is calculated on the weighted average number of shares issued and outstanding during the twelve months ended December 31, 1996 of 45,537,000 (1995 -- 43,352,000; 1994 -- 42,872,000). Fully diluted net income per share did not differ materially from net income per share in any of the accounting periods.

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company enters into short-term foreign currency exchange contracts which are used to reduce the effect of exchange rate fluctuations on its foreign currency accounts payable. The Company does not hold or issue financial instruments for trading purposes.

     At December 31, 1996, the Company had commitments in the form of foreign exchange contracts to sell US$8,000 (1995 -- $NIL). The fair value of these contracts approximated the cost amount at December 31, 1996.

     The Company's exposure to interest rate risk is limited to its long-term debt. The effective interest rate on the long-term debt approximates the stated rate because there are no significant premiums or discounts.

     The Company is exposed to credit related losses in the event of non-performance by counterparties to derivative financial instruments, but it does not expect any counterparties to fail to meet their obligations.

     The major concentration of credit risk arises from the Company's receivables. A majority of the Company's sales are in North America and are primarily for use in the agricultural industry. Internationally, the Company's products are sold primarily through two export associations whose accounts receivable are either insured or secured by letters of credit.

     The carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued charges approximate fair values because of short-term maturities. The carrying amount of the Company's long-term debt approximates estimated fair value because the stated interest rate, which is adjusted at least every 120 days, approximates the market rate.

21.  CONTINGENCIES

     PCS is a shareholder in Canpotex which markets potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse Canpotex for such losses or liabilities in proportion to their productive capacity. There were no such operating losses or other liabilities in 1996.

     In common with other companies in the industry, the Company is unable to acquire insurance for underground assets.

     In June 1993, the Company was served with a complaint relating to a suit filed in the United States District Court for Minnesota against most North American potash producers, including the Company. The complaint alleges a conspiracy among the defendants to fix the price of potash purchased by the plaintiffs as well as potash purchased by the members of a class of certain purchasers proposed by the plaintiffs. The complaint seeks treble damages in an unspecified amount and other relief. Similar complaints were filed in the United States District Courts for the Northern District of Illinois and the Western District of Virginia. On motion of the defendants, all of the complaints were transferred and consolidated for pre-trial purposes in the

United States District Court for Minnesota. Amended complaints were filed in March and April 1994. On January 12, 1995, the Minnesota Federal Court granted the plaintiffs' motion for class certification. Merits discovery was completed in September 1995. Expert discovery was completed in November 1995. The Company filed a motion for summary judgment on December 22, 1995. On January 2, 1997, Judge Richard H. Kyle issued an order granting the motions for summary judgment and dismissing the lawsuit. The plaintiffs appealed that order to the United States Court of Appeals for the Eighth Circuit on January 31, 1997.

     Additional complaints were filed in the California and Illinois State Courts on behalf of purported classes of indirect purchasers of potash in those states. The Company moved to dismiss the California State Court lawsuit for lack of personal jurisdiction and the court ruled that it does not have personal jurisdiction over PCS but that it does have personal jurisdiction over PCS Sales. The case remains at an early stage; no merits discovery has taken place. The Illinois State Court dismissed the Illinois State Court complaint for failure to state a cause of action. The Illinois plaintiff appealed that dismissal and that dismissal was affirmed by the Appellate Court of Illinois on November 27, 1996. On January 15, 1997, the Appellate Court denied the plaintiff's request for rehearing. The plaintiff has the right to petition the Supreme Court of Illinois to review the Appellate Court's decision.

     Various other claims and lawsuits are pending against the Company. While it is not possible to determine the ultimate outcome of such actions at this time, it is management's opinion that the ultimate resolution of such items, including those pertaining to environmental matters, will not have a material effect on the Company.

22.  RELATED PARTY TRANSACTIONS

     The Company has a one-third interest in Canpotex which markets potash offshore. Sales to Canpotex are at prevailing market prices. Sales for the year ended December 31, 1996 were $184,025 (1995 -- $221,169; 1994 -- $185,776).

     Account balances resulting from the Canpotex transactions are included in the Consolidated Statements of Financial Position and settled on normal trade terms.

23.  QUARTERLY RESULTS (UNAUDITED)

     The following quarterly information in management's opinion includes all adjustments (consisting solely of normal recurring adjustments) necessary for fair presentation.

                                                    FIRST       SECOND      THIRD       FOURTH
                                                   QUARTER     QUARTER     QUARTER     QUARTER
                                                   --------    --------    --------    --------
    1996
    --------------------------------------------
    Net Sales...................................   $366,871    $352,369    $342,148    $342,480
                                                   ========    ========    ========    ========
    Gross Margin................................   $110,800    $ 92,702    $ 90,955    $ 98,956
                                                   ========    ========    ========    ========
    Operating Income............................   $ 87,122    $ 74,366    $ 66,418    $ 71,586
                                                   ========    ========    ========    ========
    Net Income..................................   $ 63,678    $ 52,398    $ 46,772    $ 46,188
                                                   ========    ========    ========    ========
    Net Income per Share........................   $   1.40    $   1.15    $   1.03    $   1.01
                                                   ========    ========    ========    ========
    1995
    --------------------------------------------
    Net Sales...................................   $135,977    $204,447    $214,609    $301,047
                                                   ========    ========    ========    ========
    Gross Margin................................   $ 72,999    $ 85,471    $ 62,201    $ 91,918
                                                   ========    ========    ========    ========
    Operating Income............................   $ 52,594    $ 64,374    $ 41,154    $ 66,127
                                                   ========    ========    ========    ========
    Net Income..................................   $ 51,475    $ 47,744    $ 23,077    $ 37,190
                                                   ========    ========    ========    ========
    Net Income per Share........................   $   1.20    $   1.11    $   0.53    $   0.84
                                                   ========    ========    ========    ========

24.  COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified to conform with the current year's presentation.

25.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     A description of the accounting principles which differ significantly in certain respects from generally accepted accounting principles in the United States (US GAAP) follows:

     Product development costs: Certain costs incurred relating to testing or evaluating product and process alternatives are deferred until the alternative is determined not to be technically or economically feasible. US GAAP would require the reduction of these amounts in the current period's income.

     Prior period adjustment: The provincial mining taxes of $6,245 and a subsidiary's income tax adjustment of $1,267 have been accounted for as a prior period adjustment, thereby excluding those amounts from the current period's income. US GAAP would require the reduction of these amounts in the current period's income.

     Other investments: Other investments include portfolio investments which are carried at cost. US GAAP requires that available-for-sale securities be reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     Foreign currency translation adjustment: The foreign currency translation adjustment results from the restatement of prior periods so that all periods presented are in the same reporting currency. US GAAP requires that the comparative Consolidated Statements of Income and the Consolidated Statements of Cash Flow be translated using weighted average exchange rates for the applicable periods. In contrast, the Consolidated Statements of Financial Position are translated using the exchange rates at the end of the applicable periods. The difference in these exchange rates is what gives rise to the foreign currency translation adjustment.

     Earnings per share: In computing primary earnings per share, under US GAAP, the stock options are included in the calculation to the extent that they are exercisable.

     Deferred income taxes: Deferred tax assets have been recognized only to the extent of reducing deferred tax liabilities. US GAAP would require that deferred tax assets be recorded when their realization is more likely than not.

     Net sales: Sales are recorded net of freight costs (less related revenues) and transportation and distribution expenses. US GAAP would require that net freight costs be included in cost of sales and transportation and distribution expenses be included in operating expenses.

     In 1995 the Financial Accounting Standards Board issued Statement No. 123 "Accounting for Stock-Based Compensation." The Company has decided to continue to apply APB 25 for measurement of compensation of employees.

     The application of US GAAP, as described above, would have had the following approximate effects on operating income, net income, net income per share, total assets and shareholders' equity:

                                                               1996          1995          1994
                                                            ----------    ----------    ----------
Operating income as reported in the consolidated
  statements of income and retained earnings.............   $  299,492    $  224,249    $   98,475
Items increasing (decreasing) reported operating income
     Amortization of product development costs...........           --            --         1,132
     Provincial mining taxes.............................           --            --        (6,245)
     Foreign currency translation adjustment.............           --            --         2,080
                                                            ----------    ----------    ----------
Approximate operating income -- US GAAP..................   $  299,492    $  224,249    $   95,442
                                                             =========     =========     =========
Net income as reported in the consolidated statements of
  income and retained earnings...........................   $  209,036    $  159,486    $   91,219
Items increasing (decreasing) reported net income
     Amortization of product development costs...........           --            --         1,132
     Subsidiary income tax adjustment....................           --            --        (1,267)
     Provincial mining taxes.............................           --            --        (6,245)
     Deferred income taxes...............................       (7,216)       18,598            --
     Foreign currency translation adjustment.............           --            --         1,841
                                                            ----------    ----------    ----------
Approximate net income -- US GAAP........................   $  201,820    $  178,084    $   86,680
                                                            ==========    ==========    ==========
Weighted average shares outstanding -- US GAAP...........   45,994,000    43,813,000    43,286,000
                                                            ==========    ==========    ==========
Net income per share -- US GAAP..........................   $     4.39    $     4.06    $     2.00
                                                            ==========    ==========    ==========
Total assets as reported in the consolidated statements
  of financial position..................................   $2,494,387    $2,581,817    $1,027,766
Items increasing (decreasing) reported total assets
     Unrealized gain on available-for-sale security......           --            --           919
     Deferred income tax asset...........................       15,727        18,598            --
     Product development costs...........................           --            --          (591)
                                                            ----------    ----------    ----------
Approximate total assets -- US GAAP......................   $2,510,114    $2,600,415    $1,028,094
                                                            ==========    ==========    ==========
Shareholders' equity as reported in the consolidated
  statements of financial position.......................   $1,405,496    $1,241,875    $  964,334
Items increasing (decreasing) reported shareholders'
  equity
     Deferred income taxes...............................       11,382        18,598            --
     Unrealized gain on available-for-sale security......           --            --           919
     Product development costs...........................           --            --          (591)
                                                            ----------    ----------    ----------
Approximate shareholders' equity -- US GAAP..............   $1,416,878    $1,260,473    $  964,662
                                                            ==========    ==========    ==========

  Supplemental US GAAP Disclosure

     The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset are:

                                                                     1996        1995
                                                                   --------    --------
        Deferred tax assets:
             Loss and credit carryforwards......................   $100,455    $ 75,209
             Post-retirement/post-employment benefits...........     38,132      47,386
             Accrued reclamation costs..........................     56,660      61,884
             Other..............................................     33,429       9,549
                                                                   --------    --------
        Total deferred tax assets...............................    228,676     194,028
                                                                   --------    --------
        Deferred tax liabilities:
             Basis difference in fixed assets...................    241,429     176,453
             Other..............................................      4,345       3,720
                                                                   --------    --------
        Total deferred tax liabilities..........................    245,774     180,173
                                                                   --------    --------
        Net deferred tax asset (liability)......................   $(17,098)   $ 13,855
                                                                   ========    ========
        Consisting of:
             Current deferred tax asset.........................   $ 15,727    $ 18,598
             Long-term deferred tax liability...................    (32,825)     (4,743)
                                                                   --------    --------
                                                                   $(17,098)   $ 13,855
                                                                   ========    ========

  Stock Compensation Plans

     The Company has two stock-based compensation plans which are described below. The Company applied APB Opinion 25 and related interpretations in accounting for its plans. No compensation cost has been recognized under APB 25 as the exercise price of the options at the grant date is equal to the market value of the shares at the grant date. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of FASB Statement No. 123, the Company's net income and net income per share for the year ending December 31, 1996 would have been reduced to the pro forma amounts indicated below:

                                                                  AS REPORTED    PRO FORMA
                                                                  -----------    ---------
        Net income.............................................    $ 201,820     $ 191,936
        Net income per share...................................    $    4.39     $    4.17

     The fair value of each option grant is estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995 respectively: dividend of $1.06 for all years; expected volatility of 32 and 37 percent; risk-free interest rates of 6.9 and 6.8 percent; expected lives of 10 years for all years; and a reduction of approximately 25 percent to reflect the probability of forfeiture for all years.

     The Company has two option plans. Under the Officer & Key Employee Plan the Company may grant options to its officers and key employees for up to 3,842,000 shares of common stock. Under the Directors Plan the Company may grant options to its directors for up to 456,000 shares of common stock. Under both plans, the exercise price of each option equals the closing market price of the Company's shares on the trading day prior to the grant and an option's maximum term is ten years. All options granted to date have provided that one-half of the options granted in a year will vest one year from the date of the grant, with the other half of the options vesting the following year.

     A summary of the status of plans as of December 31, 1996 and 1995 and changes during the years ending on those dates is presented below:

  Number of Shares Subject to Option

                                                                    1996         1995
                                                                  ---------    ---------
        Outstanding, beginning of year.........................   1,392,525    1,045,675
        Granted................................................     592,000      494,500
        Exercised..............................................    (140,050)    (147,650)
        Cancelled..............................................      (2,000)          --
                                                                  ---------    ---------
        Outstanding, end of year...............................   1,842,475    1,392,525
                                                                  =========    =========

  Weighted Average Exercise Price

                                                                      1996       1995
                                                                     ------     ------
        Outstanding, beginning of year............................   $34.74     $23.19
        Granted...................................................    71.00      74.52
        Exercised.................................................    53.17      58.68
        Cancelled.................................................    74.75         --
        Outstanding, end of year..................................    52.90      34.74

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                               OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                       ------------------------------------    -------------------
                                                      WEIGHTED     WEIGHTED               WEIGHTED
                                                       AVERAGE     AVERAGE                AVERAGE
                  RANGE OF               NUMBER       REMAINING    EXERCISE               EXERCISE
              EXERCISE PRICES          OUTSTANDING      LIFE        PRICE      NUMBER      PRICE
        ----------------------------   -----------    ---------    --------    -------    --------
        $12.00 to $18.38............       81,625      5 years      $16.28      81,625     $16.28
        $20.00 to $25.38............      412,450      7 years       21.64     412,450      21.64
        $32.25......................      264,650      8 years       32.25     264,650      32.25
        $70.38 to $74.75............    1,083,750     10 years       72.60     245,875      74.52

     The following supplemental schedules present the Income, Cash Flow, and Financial Position in accordance with US GAAP as adjusted for the GAAP differences described in this note.

            SUPPLEMENTAL SCHEDULE OF CONSOLIDATED FINANCIAL POSITION
                               AS AT DECEMBER 31
                          (IN THOUSANDS OF US DOLLARS)

                                                                     1996           1995
                                                                  ----------     ----------
                                            ASSETS
    Current Assets
         Cash and cash equivalents.............................   $       --     $   40,497
         Accounts receivable...................................      230,778        223,377
         Inventories...........................................      219,433        221,911
         Prepaid expenses......................................       13,896         12,041
         Other current assets..................................        2,852          3,315
         Deferred income tax asset.............................       15,727         18,598
                                                                  ----------     ----------
                                                                     482,686        519,739
    Property, plant and equipment..............................    1,978,692      2,032,339
    Other assets...............................................       48,736         48,337
                                                                  ----------     ----------
                                                                  $2,510,114     $2,600,415
                                                                  ==========     ==========
                                          LIABILITIES
    Current Liabilities
         Bank indebtedness.....................................   $    6,330     $       --
         Accounts payable and accrued charges..................      180,008        199,222
         Current portion of long-term debt.....................        1,520        164,971
         Current obligations under capital leases..............          300            870
                                                                  ----------     ----------
                                                                     188,158        365,063
    Long-term debt.............................................      618,800        711,585
    Obligations under capital leases...........................        1,163          2,913
    Deferred income tax liability..............................       32,825          4,743
    Accrued post-retirement/post-employment benefits...........       95,460         89,570
    Accrued reclamation costs..................................      146,512        151,531
    Other non-current liabilities and deferred credits.........       10,318         14,537
                                                                  ----------     ----------
                                                                   1,093,236      1,339,942
                                                                  ----------     ----------
    SHAREHOLDERS' EQUITY
    Share Capital..............................................      630,484        627,700
    Contributed Surplus........................................      336,486        336,486
    Retained Earnings..........................................      470,837        317,216
    Foreign Currency Translation Adjustment....................      (20,929)       (20,929)
                                                                  ----------     ----------
                                                                   1,416,878      1,260,473
                                                                  ----------     ----------
                                                                  $2,510,114     $2,600,415
                                                                  ==========     ==========

       SUPPLEMENTAL SCHEDULE OF CONSOLIDATED INCOME AND RETAINED EARNINGS
                        FOR THE YEARS ENDED DECEMBER 31
                          (IN THOUSANDS OF US DOLLARS)

                                                        1996           1995           1994
                                                     ----------     ----------     ----------
    Net sales.....................................   $1,516,394     $  910,988     $  392,291
    Cost of goods sold............................    1,073,828        543,491        209,312
                                                     ----------     ----------     ----------
    Gross Margin..................................      442,566        367,497        182,979
                                                     ----------     ----------     ----------
    Research and development......................        1,347          1,553          1,578
    Selling, distribution and administrative
      expenses....................................      108,175        107,478         51,513
    Provincial mining and other taxes.............       40,197         43,388         39,572
    Other income..................................       (6,645)        (9,171)        (5,126)
                                                     ----------     ----------     ----------
                                                        143,074        143,248         87,537
                                                     ----------     ----------     ----------
    Operating Income..............................      299,492        224,249         95,442
    Interest Expense..............................       46,761         41,817          3,882
                                                     ----------     ----------     ----------
    Income Before Income Taxes....................      252,731        182,432         91,560
    Income Taxes..................................       50,911          4,348          4,880
                                                     ----------     ----------     ----------
    Net Income....................................      201,820        178,084         86,680
    Retained Earnings, Beginning of Year..........      317,216        184,966        132,205
    Dividends.....................................      (48,199)       (45,834)       (33,919)
                                                     ----------     ----------     ----------
    Retained Earnings, End of Year................   $  470,837     $  317,216     $  184,966
                                                     ==========     ==========     ==========
    Net Income Per Share..........................   $     4.39     $     4.06     $     2.00
                                                     ==========     ==========     ==========
    Dividends Per Share...........................   $     1.06     $     1.06     $     0.79
                                                     ==========     ==========     ==========

                SUPPLEMENTAL SCHEDULE OF CONSOLIDATED CASH FLOW
                        FOR THE YEARS ENDED DECEMBER 31
                          (IN THOUSANDS OF US DOLLARS)

                                                       1996           1995           1994
                                                     ---------     -----------     ---------
    OPERATING ACTIVITIES
    Working capital from operations
         Net income...............................   $ 201,820     $   178,084     $  86,680
         Depreciation and amortization............      90,125          70,953        39,150
         Loss on disposal of fixed assets.........       2,152             726           349
         Provision for deferred income taxes......      30,953         (13,855)           --
         Provision for
           post-retirement/post-employment
           benefits...............................       5,890           2,052            --
    Changes in non-cash operating working capital
         Accounts receivable......................      (7,400)        (48,831)      (14,746)
         Inventories..............................       2,493           9,297        14,958
         Prepaid expenses.........................      (1,856)          2,521           481
         Other current assets.....................         463           1,778            --
         Accounts payable and accrued charges.....     (19,214)         26,581        19,665
    Accrued reclamation costs.....................      (5,021)          5,214            --
    Other non-current liabilities and deferred
      credits.....................................      (4,219)         (1,037)           --
                                                     ---------     -----------     ---------
    Cash provided by operating activities.........     296,186         233,483       146,537
                                                     ---------     -----------     ---------
    INVESTING ACTIVITIES
    Additions to property, plant and equipment
         Acquisition of Texasgulf Inc. ...........          --        (812,226)           --
         Acquisition of White Springs Agricultural
           Chemicals, Inc.........................          --        (291,540)           --
         Sustaining operations....................     (58,939)        (39,596)      (17,206)
    Proceeds on disposal of fixed assets..........      22,716             503         2,095
    Additions to other assets.....................      (2,819)        (10,298)         (338)
                                                     ---------     -----------     ---------
    Cash used in investing activities.............     (39,042)     (1,153,157)      (15,449)
                                                     ---------     -----------     ---------
    FINANCING ACTIVITIES
    Proceeds from long-term obligations...........          --       1,040,000            --
    Repayment of long-term obligations............    (258,556)       (214,460)      (21,194)
    Repayment of short-term debt..................          --              --       (69,694)
    Dividends.....................................     (48,199)        (45,834)      (33,919)
    Issuance of shares............................       2,784         163,889         2,512
                                                     ---------     -----------     ---------
    Cash provided by (used in) financing
      activities..................................    (303,971)        943,595      (122,295)
    Effects of changes in exchange rates on
      monetary items..............................          --              --         7,783
    (Decrease) Increase in Cash...................     (46,827)         23,921        16,576
    Cash and Cash Equivalents, Beginning of
      Year........................................      40,497          16,576            --
                                                     ---------     -----------     ---------
    (Bank Indebtedness) Cash and Cash Equivalents,
      End of Year.................................   $  (6,330)    $    40,497     $  16,576
                                                     =========      ==========     =========

                                    ANNEX C

                              REPORT ON FORM 10-Q

================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   FORM 10-Q
                            ------------------------

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1997

                                       OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-10351

                    POTASH CORPORATION OF SASKATCHEWAN INC.
           (EXACT NAME OF THE REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                 SASKATCHEWAN                                      N/A
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

            122 - 1ST AVENUE SOUTH
       SASKATOON, SASKATCHEWAN, CANADA
                   S7K 7G3
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                  306-933-8500
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

                     APPLICABLE ONLY TO CORPORATE ISSUERS:

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date. As at April 30, 1997 53,662,876 Common Shares.

================================================================================

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

     These interim consolidated financial statements do not include all disclosure normally provided in annual financial statements. In management's opinion, the unaudited financial information includes all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

                    POTASH CORPORATION OF SASKATCHEWAN INC.

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                          (IN THOUSANDS OF US DOLLARS)
                                  (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31
                                                                         ---------------------
                                                                           1997         1996
                                                                         --------     --------
Net sales..............................................................  $464,834     $366,871
Cost of goods sold.....................................................   349,807      259,467
                                                                         --------     --------
Gross Margin...........................................................   115,027      107,404
                                                                         --------     --------
Selling and administrative.............................................    19,289       14,881
Provincial mining and other taxes......................................    10,503       11,920
Other income...........................................................    (5,278)      (6,519)
                                                                         --------     --------
                                                                           24,514       20,282
                                                                         --------     --------
Operating Income.......................................................    90,513       87,122
Interest Expense.......................................................    13,818       13,842
                                                                         --------     --------
Income Before Income Taxes.............................................    76,695       73,280
Income Taxes...........................................................    20,330        9,602
                                                                         --------     --------
Net Income.............................................................    56,365       63,678
Retained Earnings, Beginning of Period.................................   438,526      277,689
Dividends..............................................................   (14,322)     (11,757)
                                                                         --------     --------
Retained Earnings, End of Period.......................................  $480,569     $329,610
                                                                         ========     ========
Net Income Per Share (Note 4)..........................................  $   1.18     $   1.40
                                                                         ========     ========
Dividends Per Share (Note 5)...........................................  $   0.27     $   0.26
                                                                         ========     ========

              (See Notes to the Consolidated Financial Statements)

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                          (IN THOUSANDS OF US DOLLARS)

                                     ASSETS

                                                                      MARCH 31,      DECEMBER 31,
                                                                        1997             1996
                                                                     -----------     ------------
                                                                     (UNAUDITED)
Current Assets
  Cash and cash equivalents........................................   $   81,035      $  --
  Accounts receivable..............................................      346,462         230,778
  Inventories (Note 3).............................................      377,873         219,433
  Prepaid expenses.................................................       33,054          16,748
                                                                      ----------      ----------
                                                                         838,424         466,959
Property, plant and equipment......................................    2,970,472       1,978,692
Goodwill...........................................................      533,678           1,686
Other assets.......................................................      104,043          47,050
                                                                      ----------      ----------
                                                                      $4,446,617      $2,494,387
                                                                      ==========      ==========

                                           LIABILITIES
Current Liabilities
  Bank indebtedness................................................   $  --           $    6,330
  Short-term debt..................................................      140,000         --
  Accounts payable and accrued charges.............................      363,150         180,008
  Current portion of long-term debt................................      --                1,520
  Current obligations under capital leases.........................          300             300
                                                                      ----------      ----------
                                                                         503,450         188,158
Long-term debt.....................................................    1,364,700         618,800
Obligations under capital leases...................................        1,091           1,163
Deferred income tax liability......................................      273,311          28,480
Accrued post-retirement/post-employment benefits...................      119,583          95,460
Accrued reclamation costs..........................................      144,430         146,512
Other non-current liabilities and deferred credits.................       18,805          10,318
                                                                      ----------      ----------
                                                                       2,425,370       1,088,891
                                                                      ----------      ----------

                                      SHAREHOLDERS' EQUITY
Share Capital......................................................    1,204,192         630,484
Contributed Surplus................................................      336,486         336,486
Retained Earnings..................................................      480,569         438,526
                                                                      ----------      ----------
                                                                       2,021,247       1,405,496
                                                                      ----------      ----------
                                                                      $4,446,617      $2,494,387
                                                                      ==========      ==========

              (See Notes to the Consolidated Financial Statements)

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                          (IN THOUSANDS OF US DOLLARS)
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31
                                                                     -------------------------
                                                                        1997           1996
                                                                     -----------     ---------
Operating Activities
Working capital from operations
  Net income.......................................................  $    56,365     $  63,678
  Depreciation and amortization....................................       29,990        23,300
  Loss on disposal of fixed assets.................................          439            69
  Provision for deferred income taxes..............................       15,269         4,448
  Provision for post-retirement/post-employment benefits...........        1,882         1,743
                                                                      ----------     ---------
                                                                         103,945        93,238
Changes in non-cash operating working capital
  Accounts receivable..............................................       29,635        24,321
  Inventories......................................................        1,243       (12,429)
  Prepaid expenses.................................................       (8,738)      (10,893)
  Accounts payable and accrued charges.............................      (36,830)      (24,362)
Accrued reclamation costs..........................................       (2,082)        1,524
Other non-current liabilities and deferred credits.................       (4,608)       (2,755)
                                                                      ----------     ---------
Cash provided by operating activities..............................       82,565        68,644
                                                                      ----------     ---------
Investing Activities
  Acquisition of Arcadian Corporation (Note 2).....................   (1,039,858)       --
  Additions to property, plant and equipment.......................      (25,282)       (8,384)
  Proceeds on disposal of fixed assets.............................          196           324
  Additions to (disposal of) other assets..........................        1,050           (85)
                                                                      ----------     ---------
Cash used in investing activities..................................   (1,063,894)       (8,145)
                                                                      ----------     ---------
Cash (deficiency) before financing activities......................     (981,329)       60,499
                                                                      ----------     ---------
Financing Activities
  Proceeds from (repayment of) long-term obligations...............      743,408       (94,296)
  Proceeds from short-term debt....................................      140,000        --
  Repayment of note payable........................................     (374,100)       --
  Dividends........................................................      (14,322)      (11,757)
  Issuance of shares...............................................      573,708         1,777
                                                                      ----------     ---------
Cash provided by (used in) financing activities....................    1,068,694      (104,276)
                                                                      ----------     ---------
Increase (Decrease) in Cash........................................       87,365       (43,777)
(Bank Indebtedness) Cash and Cash Equivalents, Beginning of
  Period...........................................................       (6,330)       40,497
                                                                      ----------     ---------
Cash and Cash Equivalents (Bank Indebtedness), End of Period.......  $    81,035     $  (3,280)
                                                                      ==========     =========
Supplemental cash flow disclosure
  Interest paid....................................................  $     9,724     $  14,612
  Income taxes paid................................................  $     3,730     $  15,716

              (See Notes to the Consolidated Financial Statements)

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (IN THOUSANDS OF US DOLLARS)
                                  (UNAUDITED)

 1. SIGNIFICANT ACCOUNTING POLICIES

     The Company's accounting policies are in accordance with accounting principles generally accepted in Canada. These policies are consistent with accounting principles generally accepted in the United States except as outlined in Note 7.

  Basis of presentation

     The consolidated financial statements include the accounts of PCS and its operating subsidiaries (the "Company" except to the extent the context otherwise requires):

        -- PCS Sales (Canada) Inc.

             -- PCS Sales (Iowa), Inc.

             -- PCS Sales (Indiana), Inc.

             -- Potash Corporation of Saskatchewan (Florida) Inc.

        -- Potash Corporation of Saskatchewan Transport Limited

        -- PCS Sales (USA), Inc.

        -- PCS Phosphate Company, Inc.

             -- Albright & Wilson Company (proportionately consolidated)

        -- White Springs Agricultural Chemicals, Inc.

        -- PCS Nitrogen, Inc. ("PCS Nitrogen")

 2. ACQUISITION OF ARCADIAN CORPORATION

     On March 6, 1997, the Company acquired all of the outstanding shares of Arcadian Corporation for cash of $555,145 and the issuance of 8,030,236 common shares valued at $573,278. The cash consideration was financed by debt. Arcadian Corporation is based in Memphis, Tennessee and is a producer of nitrogen and nitrogen products. The acquisition was completed through the merger of Arcadian Corporation into a wholly-owned subsidiary of the Company, PCS Nitrogen.

     The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of PCS Nitrogen have been included in the consolidated financial statements from March 7, 1997. The excess of the purchase price over the fair value of the net identifiable assets acquired of $532,820 has been recorded as goodwill and is being amortized on a straight-line basis over 40 years.

     Net assets acquired were:

        Working capital..................................................  $  180,851
        Fixed assets and other assets....................................   1,054,651
        Goodwill.........................................................     532,820
                                                                           ----------
                                                                            1,768,322
        Long-term debt and other long-term liabilities...................     639,899
                                                                           ----------
        Net assets acquired..............................................   1,128,423
        Less: Cash acquired..............................................      88,565
                                                                           ----------
        Net acquisition cost.............................................  $1,039,858
                                                                           ==========

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                          (IN THOUSANDS OF US DOLLARS)
                                  (UNAUDITED)

     The following unaudited pro forma financial information presents the combined results of operations of the Company and PCS Nitrogen as if the acquisition had occurred at the beginning of the periods presented, after giving effect to certain adjustments including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition, decreased interest expense and interest income due to debt retired in connection with the acquisition, and related income tax effects.

     The consolidated financial statements and the pro forma amounts are based on a preliminary allocation of the purchase price. However, changes to the consolidated financial statements and pro forma amounts are expected as evaluations of assets and liabilities are completed and additional information becomes available. Accordingly, the final allocated values may differ from the amounts set forth in the consolidated financial statements and below.

     The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of the future results of operations of the combined company or the results of operations that would have actually occurred had the acquisition been in effect for the periods presented.

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31
                                                               -------------------------
                                                                 1997           1996
                                                               --------     ------------
                                                                 (UNAUDITED PRO FORMA)
        Net sales............................................  $623,016       $641,149
        Operating income.....................................   120,859        160,805
        Net income...........................................    71,876        100,808
        Net income per share.................................  $   1.34       $   1.88

 3. INVENTORIES

                                                               MARCH 31,     DECEMBER 31,
                                                                 1997            1996
                                                               ---------     ------------
        Finished product.....................................   $177,662       $ 93,717
        Materials and supplies...............................    137,578         73,912
        Raw materials........................................     40,743         29,917
        Work in process......................................     21,890         21,887
                                                                --------       --------
                                                                $377,873       $219,433
                                                                ========       ========

 4. EARNINGS PER SHARE

     Earnings per share are calculated on the weighted average shares issued and outstanding during the three months ended March 31, 1997 of 47,823,000 (1996 -- 45,484,000).

 5. DIVIDENDS

     The Company declares its dividends in Canadian dollars.

 6. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     As a result of the acquisition of Arcadian Corporation, the Company now employs certain derivative instruments for the purpose of establishing the cost of a portion of its natural gas requirements (primarily futures, swaps and options) thereby managing the exposure to commodity price risk in the purchase of natural gas, the primary raw material used in the manufacture of ammonia. These activities have been designated as

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                          (IN THOUSANDS OF US DOLLARS)
                                  (UNAUDITED)

hedging activities by the Company and are accounted for as such. The Company hedges for both committed and anticipated purchases of natural gas. The Company does not hold these instruments for trading purposes.

     Gains or losses resulting from changes in the fair value of hedging transactions which have not yet been settled are not recognized as they generally relate to changes in the spot price of anticipated natural gas purchases. Gains or losses arising from settled hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the natural gas purchase cost and the related hedging deferral are recorded as cost of sales. The Company regularly evaluates its unrecognized or deferred gains and losses on these derivatives from a net realizable value of inventory perspective and establishes appropriate reserves, if necessary.

 7. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     A description of the accounting principles which differ significantly in certain respects from generally accepted accounting principles in the United States (US GAAP) follows:

     Earnings per share: In computing primary earnings per share, under US GAAP, the stock options are included in the calculation to the extent that they are exercisable.

     Deferred income taxes: Deferred tax assets have been recognized only to the extent of reducing deferred tax liabilities. US GAAP would require that deferred tax assets be recorded when their realization is more likely than not.

     Net sales: Sales are recorded net of freight costs (less related revenues) and transportation and distribution expenses. US GAAP would require that net freight costs be included in cost of sales and transportation and distribution expenses be included in operating expenses.

     The application of US GAAP, as described above, would have had the following approximate effects on net income, net income per share, total assets and shareholders' equity:

                                                                        THREE MONTHS ENDED
                                                                             MARCH 31
                                                                    ---------------------------
                                                                       1997            1996
                                                                    -----------     -----------
Net income as reported in the consolidated statements of income
  and retained earnings...........................................  $    56,365     $    63,678
Item decreasing reported net income
  Deferred income taxes...........................................       (3,174)         (3,227)
                                                                    -----------     -----------
Approximate net income -- US GAAP.................................  $    53,191     $    60,451
                                                                    ===========     ===========
Weighted average shares outstanding -- US GAAP....................   48,410,000      45,976,000
                                                                    ===========     ===========
Net income per share -- US GAAP...................................  $      1.10     $      1.31
                                                                    ===========     ===========

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                          (IN THOUSANDS OF US DOLLARS)
                                  (UNAUDITED)

                                                                                    DECEMBER
                                                                      MARCH 31,        31,
                                                                         1997         1996
                                                                      ----------   -----------
Total assets as reported in the consolidated statements of financial
  position..........................................................  $4,446,617   $ 2,494,387
Item increasing reported total assets
  Deferred income tax asset.........................................      12,553        15,727
                                                                      ----------    ----------
Approximate total assets -- US GAAP.................................  $4,459,170   $ 2,510,114
                                                                      ==========    ==========
Shareholders' equity as reported in the consolidated statements of
  financial position................................................  $2,021,247   $ 1,405,496
Item increasing reported shareholders' equity
  Deferred income taxes.............................................       8,208        11,382
                                                                      ----------    ----------
Approximate shareholders' equity -- US GAAP.........................  $2,029,455   $ 1,416,878
                                                                      ==========    ==========

 8. COMPARATIVE FIGURES

     Certain of the prior period's comparative figures have been reclassified to conform with the current period's presentation. Results for the first quarter of 1996 do not include the operations of PCS Nitrogen (formerly Arcadian Corporation) acquired March 6, 1997.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  OVERVIEW

     With the exception of purchased product, nitrogen data for 1997 is only for the period subsequent to the acquisition of PCS Nitrogen, Inc. (formerly Arcadian Corporation).

     Net sales and net income for the three months ended March 31, 1997 increased 27 percent and decreased 11 percent, respectively, over the same period in 1996. Net income for the first quarter of 1997 was $56.4 million (1996 -- $63.7 million) on net sales of $464.8 million (1996 -- $366.9 million), or $1.18 per share (1996 -- $1.40 per share). For the first quarter of 1997, gross margin and operating income were $115.0 million and $90.5 million, respectively, compared to a gross margin of $107.4 million and an operating income of $87.1 million for the same period in 1996 (increases of 7 percent and 4 percent, respectively).

     For the three months ended March 31, 1997, North American and offshore net sales revenue was $327.2 million (1996 -- $230.9 million) and $137.6 million (1996 -- $136.0 million), respectively. North American net sales revenue represented 70 percent (1996 -- 63 percent) of total net sales revenue whereas offshore sales represented 30 percent of net sales revenue (1996 -- 37 percent).

     Net sales revenue for the first quarter of 1997 was $464.8 million, an increase of $97.9 million or 27 percent over the first three months of 1996. Potash, phosphate and nitrogen revenue for the first quarter of 1997 was $107.0 million (1996 -- $103.9 million), $223.7 million (1996 -- $224.1 million) and
$134.1 million (1996 -- $38.9 million), respectively.

     Gross margin for the first three months of 1997 increased $7.6 million or 7 percent over the same quarter in 1996. Gross margin for potash was $47.2 million, a decrease of $4.5 million when compared to first quarter 1996. Gross margin for phosphate and feed was $39.4 million, a decrease of $15.2 million when compared to first quarter 1996. Of this $39.4 million gross margin, 47 percent is attributable to phosphate fertilizer products, 39 percent to feed products, and 14 percent to industrial products. Gross margin for manufactured nitrogen products was $27.8 million. Of this $27.8 million gross margin, 41 percent is attributable to urea prills, 19 percent to ammonia, 19 percent to nitrogen solutions, 11 percent to ammonium nitrate, 5 percent to nitric acid and 5 percent to other nitrogen products. Gross margin for purchased nitrogen products was $0.6 million. The $97.9 million increase in net sales is comprised as follows:

                                                                           ($ MILLIONS)
                                                                           ------------
        Potash.........................................................        $ 3.1
        Phosphates
          Rock.........................................................         (2.2)
          Solids.......................................................         (7.0)
          Liquids......................................................          7.3
          Animal Feed Supplement.......................................          1.0
          Industrial...................................................           .5
        Nitrogen
          Ammonia......................................................         14.9
          Urea.........................................................         34.2
          Nitrogen Solutions...........................................         19.4
          Other........................................................         14.2
          Nitrogen Purchased Product...................................         12.5
                                                                               -----
        Total Increase in Net Sales Revenue............................        $97.9
                                                                               =====

     The decrease in net income of $7.3 million is attributable to: lower sales revenue in phosphate ($7.0 million decrease in DAP); higher cost of sales in potash (4.3 additional shutdown weeks, higher costs due to mine mix and general increases in operating supplies and labor); higher cost of sales in phosphate

(inventory adjustments, higher ammonia input costs and higher mining costs caused by excessive moisture in the overburden at Aurora); additional selling and administrative expenses of $4.4 million (most of which is attributable to the consolidation of PCS Nitrogen as well as the $1.1 million amortization of the goodwill). The foregoing were offset by a $30.5 million gross margin from the nitrogen acquisition, $3.1 million of additional potash revenue, $7.3 million additional revenue in liquid fertilizers and $1.0 million of additional feed revenue. The increase in income taxes of $10.7 million resulted primarily from an income tax provision for the nitrogen operations of $8.0 million and the Canadian potash operations now being subjected to deferred income taxes.

  POTASH REVENUE

     Potash net sales revenue for the first three months of 1997 increased by $3.1 million or 3 percent as compared to the first three months of 1996 (1997 -- $107.0 million; 1996 -- $103.9 million). Potash net sales revenue represented 23 percent of consolidated net sales revenue. The Company sold 1.546 million tonnes of potash in this year's first quarter, compared to 1.457 million tonnes sold in the same period last year, an increase of .089 million tonnes or 6 percent. Potash prices experienced an overall decrease of 3 percent in the first quarter of 1997 as compared to the first quarter of 1996. The overall increase in potash volumes of 6 percent resulted in a $5.0 million increase in potash net sales revenue, while the 3 percent decrease in overall potash prices resulted in a $1.9 million decline in potash net sales revenue. The gross margin for potash was $47.2 million (1996 -- $51.7 million) or 41 percent of the consolidated gross margin.

     In the first quarter of 1997, North American sales volumes increased 17 percent over the same period in 1996 as a result of a good pre-season fill. The strong offshore volumes in the first quarter of 1996 were matched in the first quarter of 1997 as China continued its spot purchases from Canpotex. Potash prices decreased 5 percent in the offshore market but were still higher than those received in the domestic market. After consideration of distribution costs, realizations in the North American market were up by 4 percent from the first quarter a year ago.

     The increase in North American potash sales volumes and prices resulted in a $7.3 million increase in North American potash net sales revenue. North American potash sales volumes for the first quarter of 1997 increased .100 million tonnes (1997 -- .689 million tonnes; 1996 -- .589 million tonnes) compared to the first quarter of 1996. North American net sales revenue from potash operations represented 41 percent of the potash net sales revenue of the Company during this year's first quarter (1996 -- 35 percent).

     A 1 percent decrease in offshore sales volumes and the 5 percent decrease in selling price resulted in a $4.2 million decrease in offshore potash net sales revenue. In the offshore market, the Company sold .857 million potash tonnes during the first quarter (1996 -- .868 million tonnes). Of the .857 million tonnes, .734 million tonnes were sold through Canpotex and the remaining
 .123 million tonnes were produced by PCS New Brunswick and sold and delivered to offshore markets, such as Brazil and Europe, by PCS Sales. In the first quarter of 1997, offshore net sales revenue from potash operations represented 59 percent of potash net sales revenue of the Company (1996 -- 65 percent).

  PHOSPHATE REVENUE

     Phosphate net sales revenue for the three months ended March 31, 1997 was $223.7 million representing 48 percent of the consolidated net sales revenue. The distribution of this revenue was as follows: phosphate fertilizer $150.5 million (67 percent); non-fertilizer products (animal feed and industrial products) $72.1 million (32 percent); and phosphate rock $1.1 million (1 percent). For the same quarter of 1996, net sales revenue was $224.1 million; phosphate fertilizer $150.2 million (67 percent); non-fertilizer products (animal feed and industrial products) $70.6 million (32 percent); and phosphate rock $3.3 million (1 percent). Gross margin for phosphate was $39.4 million (1996 -- $54.6 million) or 34 percent of the consolidated gross margin.

     First quarter net sales revenue from liquid and solid fertilizers was $150.5 million (1996 -- $150.2 million) with sales volumes of .758 million tonnes (1996 -- .716 million tonnes). Solid phosphate fertilizer (substantially all DAP) accounted for 56 percent (1996 -- 61 percent) or $84.3 million (1996 --

$91.2 million) of the total. Compared to the first three months of 1996, the Company received higher prices for most of its phosphate products. Rock, liquid fertilizer products, feed products and industrial phosphate prices were all up. However, gross margin for phosphate was negatively affected by lower DAP prices as that product got off to a slow start. Solid phosphate fertilizer prices decreased by 14 percent whereas volumes increased by 7 percent. In liquid fertilizer, 5 percent higher volumes were accompanied by 7 percent higher prices. Liquid phosphate revenue was up $7.3 million reflecting the inclusion of additional sales from the recently acquired Geismar facility.

     Net sales revenue from animal feed and industrial products during the first quarter was $72.1 million (1996 -- $70.6 million) with sales volumes of .255 million tonnes (1996 -- .275 million tonnes). The animal feed business experienced the addition of a new competitor in the market which reduced sales volumes by 5 percent but prices improved by 8 percent. This resulted in 2 percent higher sales revenue. Industrial product prices improved by 20 percent when compared to the first quarter of 1996. Gross margin for feed and industrial products improved over the same period a year ago.

     Net sales revenue from phosphate rock was $1.1 million (1996 -- $3.3 million) with sales volumes of .026 million tonnes (1996 -- .081 million tonnes). The average net sales price improved by 3 percent for the first quarter of 1997 when compared to the same quarter of 1996.

  NITROGEN REVENUE

     Nitrogen net sales revenue was $134.1 million (1996 -- $38.9 million), representing 29 percent of the consolidated net sales revenue. Net sales revenue includes $51.4 million (1996 -- $38.9 million) of Russian purchased ammonia product and other nitrogen products for resale. The overall gross margin was impacted negatively by sales of this low margin purchased ammonia and by lower selling prices for urea and nitrogen solutions. Manufactured nitrogen net sales revenue for one month of activity was $82.7 million. The distribution of this revenue was as follows: ammonia $14.9 million (18 percent); urea $34.2 million (41 percent); nitrogen solutions $19.4 million (24 percent); and other nitrogen products $14.2 million (17 percent). Gross margin for manufactured nitrogen products was $27.8 million (34 percent of manufactured nitrogen net sales revenue). Manufactured and purchased nitrogen gross margin contributed 25 percent of the consolidated gross margin.

     March 1997 sales tonnes for manufactured nitrogen products were as follows: ammonia .070 million tonnes; urea .181 million tonnes; nitrogen solutions .178 million tonnes; and other nitrogen products .100 million tonnes.

     Purchased nitrogen products sales tonnes for the first quarter of 1997 were .245 million tonnes (1996 -- .187 million tonnes).

     Urea and nitrogen solutions prices weakened as a result of wet weather in the south and mideast and the related delay in planting and fertilizer applications.

  COST OF GOODS SOLD

     For the three months ended March 31, 1997, the Company produced 1.653 million potassium chloride (KCl) tonnes, a 3 percent decrease from the 1.699 million tonnes produced in the first quarter of 1996. In this year's first quarter, the Company produced .503 million phosphoric acid (P205) tonnes (1996 -- .514 million tonnes), a decrease of 2 percent. From the date of acquisition, nitrogen production was .239 million nitrogen (N) tonnes.

     Potash unit cost of sales increased by 7 percent in the first three months of 1997 compared to the same period in 1996 due to 4.3 additional shutdown weeks, higher mining costs due to mine mix and overall increases in mine operating supplies and labor. In phosphate, lower input costs for sulphur were more than offset by inventory adjustments, higher ammonia input costs and higher mining costs at the Aurora facility during the first quarter. In nitrogen, natural gas prices in the US decreased considerably for March 1997 following the high prices posted in the preceding winter months.

     Depreciation expense for the first quarter of 1997 was $30.0 million compared to $23.3 million in 1996, an increase of 29 percent. The increase is mostly the result of the additional depreciation of $5.3 million from the acquired nitrogen operations.

  SELLING AND ADMINISTRATIVE

     Selling and administrative expenses during the first quarter of 1997 were $19.3 million as compared to $14.9 million in 1996, an increase of $4.4 million. The increase is attributable to the consolidation of PCS Nitrogen (including $1.1 million for amortization of goodwill) and to general increases in supplies, compensation and benefits.

  PROVINCIAL MINING AND OTHER TAXES

     Saskatchewan's potash production tax is comprised of a base tax per tonne of product sold and an additional tax based on mine-by-mine profits. The New Brunswick division and the Saskatchewan divisions pay a provincial crown royalty, which is accounted for under cost of goods sold.

     Decreased profitability at certain of the mines decreased the taxes paid to the Saskatchewan government but this was offset somewhat by higher potash sales volumes. For the first quarter of 1997, Saskatchewan provincial mining and other taxes were $10.5 million as compared to $11.9 million in the first quarter of 1996, a decrease of 12 percent. Potash production tax for the first quarter of 1997 was $6.8 million compared to $8.5 million in the same period in 1996, a decrease of 20 percent. Saskatchewan capital tax was $3.8 million in the three months ended March 31, 1997 compared to $3.6 million in the prior comparable period, an increase of 6 percent.

  INTEREST EXPENSE

     For the first quarters of 1997 and 1996, interest expense was $13.8 million. The average balance of long-term debt in 1996 was lower than 1997, but this was offset by higher interest rates in 1996.

  INCOME TAXES

     Income taxes in the first quarter of 1997 were $20.3 million, compared to $9.6 million in the same period of 1996, an increase of $10.7 million. The increase is largely attributable to deferred income taxes relating to the Company's acquired nitrogen operations and current taxes from its Trinidad operations, Canadian deferred income taxes and US withholding taxes. The tax rate applicable to the US operations for 1997 is approximately 27 percent of income before taxes (1996 -- approximately 26 percent). Of this, 2 percent represents cash taxes paid (1996 -- 3 percent).

  ANALYSIS OF FINANCIAL CONDITION AND CASH FLOW

     Working capital for the first three months of 1997 increased by $56.2 million primarily from the nitrogen operations. Cash flow from operations was $82.6 million. Quick and current ratios were .85 and 1.67 at March 31, 1997 (1.23 and 2.48 respectively at December 31, 1996). The Company paid $374.1 million on a note payable, paid dividends of $14.3 million, and received proceeds of $743.4 million in long-term debt and $140.0 million in short-term debt to finance the nitrogen acquisition and refinance high cost debt of the former Arcadian Corporation. The Arcadian debt included senior notes in the principal sum of $340 million at an interest rate of 10.75 percent. The Company utilized its credit facility to refinance at a rate of LIBOR plus a spread of less than 50 basis points (currently 6.06 percent). The retirement of this debt removes certain restrictive covenants on the Company and its subsidiaries, including the need to carry cash reserves for portions of the debt servicing costs. The Company is currently renegotiating operating leases in Trinidad at comparable interest rates which in turn will reduce operating costs. At the end of the first quarter, the debt to capital ratio was at 40 percent (31 percent at December 31, 1996) and the interest coverage ratio was 6.6:1 (6.4:1 at December 31, 1996). Net debt to market capitalization at March 31, 1997 was 32 percent (16 percent at December 31, 1996).

  OUTLOOK

     The statements in this Management Discussion and Analysis of Financial Condition and Results of Operations, including those in this "Outlook" section, relating to the period after March 31, 1997, are forward-looking statements subject to uncertainties. The Company's financial performance is affected by price, worldwide state of supply and demand for potash, phosphate and nitrogen products, application rates, government assistance programs, weather conditions, exchange rates and agricultural and trade policies of producing and consuming nations which, among other things, are influenced by domestic political conditions. The Company sells to a diverse group of customers both by geography and by end product. Market conditions by country will vary on a year over year basis and sales shift from one period to another.

     The rising world population and the demand for better diets in developing nations will continue to drive consumption for fertilizer products over the long-term. Over the short-term, there should be increased fertilizer usage over the next few years as world grain stocks are low, in spite of a good harvest in 1996, crop prices continue to rise, and governments around the world focus on food production. The Company expects to be an important supplier to these markets. While the consumption trend line is expected to continue to climb over the long-term, there will be, at times, fluctuations in demand. The Chinese government continues to emphasize agricultural production which should encourage purchases in the balance of 1997. For the first half of 1997, it is estimated that as much as 2.0 million tonnes of potash will go to China, higher than the first half of 1996 which should help to support offshore prices. Difficulties over credit in Brazil means selling prices will have to increase to compensate for the extended terms. Prices for Brazil's cash crops are up so demand this year is still expected to be strong.

     North American potash, phosphate and nitrogen demand in fertilizer is generally considered mature but is expected to fluctuate slightly from year to year, as a function of acres planted and application rates per acre which are influenced by crop prices and weather. While the outlook for 1997 in the domestic market has been bullish due to a new Farm Bill and no set asides, the flooding in 1997 is affecting consumption in some areas. However, the Company still expects a good spring season.

     DAP markets are expected to improve with the renewed interest in China. Recent offshore DAP sales to China and India have tightened the DAP market and should have the effect of expanding margins. India signed a record agreement with PhosChem for purchase of merchant grade acid and prices are up for liquid phosphate fertilizer. As the first quarter ended, nitrogen prices were under pressure but potash and phosphate prices were showing strength in domestic markets.

     PCS continues to operate its potash mines by matching production to sales demand. Shutdowns at potash mines for inventory correction will influence potash production costs. An additional 7.5 shutdown weeks are projected for 1997 when compared to 1996; however this will be dependent on sales volume throughout the remaining part of 1997.

     Mining costs for potash operations are not expected to increase at a rate greater than the anticipated rate of inflation, pending anticipated electrical cost reductions offsetting anticipated natural gas price increases. Sulphur and ammonia prices have moderated and are expected to impact favourably upon phosphate processing input costs for 1997. These savings are expected to offset the increased costs due to the excessive moisture in the overburden at Aurora.

     Capital expenditures in 1997 will exceed those in 1996 primarily due to the nitrogen acquisition. Plans for such expenditures are limited to sustaining capital except for $54.7 million to be spent in expansion, mostly in nitrogen.

     With respect to the proposed acquisition of a controlling interest in Kali and Salz AG, PCS and BASF have, on March 26, 1997, requested approval for the transaction from the German Minister of Economics. The request is currently being considered by the Monopolies Commission of the German Government which will make a recommendation to the Minister. A decision from the Minister is expected in late June or July of this year.

     The narrative, included under this Management Discussion and Analysis of Financial Condition and Results of Operations, has been prepared with reference to the financial statements reported under Canadian Generally Accepted Accounting Principles (GAAP).

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

  CIVIL ANTITRUST COMPLAINTS

     In June, 1993, the Company and PCS Sales (Canada) Inc. ("PCS Sales") were served with a complaint relating to a suit filed in the United States District Court for Minnesota against most North American potash producers, including the Company. The complaint alleged a conspiracy among the defendants to fix the price of potash purchased by the plaintiffs as well as potash purchased by the members of a class of certain purchasers proposed by the plaintiffs. The complaint sought treble damages in an unspecified amount and other relief. The Company and PCS Sales filed a motion for summary judgment on December 22, 1995. On January 2, 1997, Judge Richard H. Kyle issued an order granting the defendants' motions for summary judgment and dismissing the lawsuit. The plaintiffs appealed that order to the United States Court of Appeals for the Eighth Circuit, on January 31, 1997.

     Additional complaints were filed in the California and Illinois State Courts on behalf of purported classes of indirect purchasers of potash in those states. The Company moved to dismiss the California State Court lawsuit for lack of personal jurisdiction and the court ruled that it does not have personal jurisdiction over the Company but that it does have personal jurisdiction over PCS Sales. The case remains at an early stage; no merits discovery has taken place. The Illinois State Court dismissed the Illinois State Court complaint for failure to state a cause of action. The Illinois plaintiff appealed that dismissal and that dismissal was affirmed by the Appellate Court of Illinois on November 27, 1996. On January 15, 1997 the appellate court denied the plaintiff's request for rehearing. On February 17, 1997, the plaintiff petitioned the Supreme Court of Illinois to review the Appellate Court's decision. The Illinois Supreme Court denied that petition on April 2, 1997.

  LAKELAND, FLORIDA PROCEEDING

     On April 8, 1997, PCS Joint Venture, Ltd., Potash Corporation of Saskatchewan (Florida), Inc., and others, were served with a summons and a complaint and petition for enforcement, entered by the State of Florida Department of Environmental Protection ("FDEP"). FDEP's complaint alleges that there is soil and groundwater contamination at a PCS Joint Venture, Ltd. fertilizer plant located in Lakeland, Florida and at certain adjoining property (collectively, the "Site"). The complaint asserts that the defendants are jointly and severally liable for such contamination, as operators and/or owners of the Site. FDEP seeks up to $10,000 for each day of violation together with costs, and also seeks a declaration of liability with respect to future costs of responding to environmental conditions at the Site. Responses to the complaint were filed by PCS Joint Venture, Ltd. and Potash Corporation of Saskatchewan (Florida), Inc. Such responses deny liability, plead affirmative defenses (failure to state a claim, third party causation, divisibility of damages, setoff, contribution, statute of limitations, and laches) and assert cross claims against the co-defendants. Assessment of the contamination of the Site is continuing. No connection between the operations of PCS Joint Venture and the contamination has been established. The magnitude of any liability which PCS Joint Venture. Ltd. and Potash Corporation of Saskatchewan (Florida), Inc. may have with respect to the Site has not yet been determined.

  PCS NITROGEN LEGAL MATTERS

  Lake Charles Plant

     In connection with an incident at its Lake Charles plant in 1992, PCS Nitrogen is contesting penalties proposed by the United States Occupational Safety and Health Administration ("OSHA") totaling $4.35 million. On February 19, 1997, an administrative law judge of the Occupational Safety and Health Review Commission issued a decision finding that PCS Nitrogen had committed a willful violation of the federal Occupational Safety and Health Act and assessing a penalty of $50,000. PCS Nitrogen has appealed the judge's decision. In another phase of the OSHA litigation, on April 28, 1997, the United States Court of Appeals for the Fifth Circuit held that OSHA may not multiply the penalty for the violation by the number of employees allegedly exposed in the incident. OSHA has not informed PCS Nitrogen whether OSHA will appeal that decision. While PCS Nitrogen and legal counsel anticipate that any civil penalty ultimately paid will be substantially less than the remaining $4.35 million penalty proposed by OSHA, they cannot predict with certainty the outcome of the proceeding.

     In September 1996, PCS Nitrogen's liability insurers negotiated preliminary settlements of substantially all of the civil litigation arising from the Lake Charles incident. The settlements, which in the aggregate are within the policy limits of PCS Nitrogen's liability insurance, are subject to the negotiation and execution of definitive settlement agreements and, with respect to the class action civil litigation, approval as to fairness by the court. There remain three lawsuits against PCS Nitrogen arising from the incident, which were brought by former employees at the Lake Charles plant who allege that they were wrongfully terminated following the incident. Management and legal counsel believe that these lawsuits are without merit, and that there will be no material adverse effect on the Company upon their resolution.

  Shareholder Litigation

     Following announcement of Arcadian Corporation's proposed business combination with Freeport McMoRan Inc., five lawsuits were filed in the Court of Chancery of the State of Delaware in New Castle County on behalf of a purported class of all stockholders of Arcadian Corporation other than the defendants and their affiliates against Arcadian Corporation and some or all of its directors. PCS was named as an additional defendant in an amended complaint, but PCS was not served process. The amended complaint alleged generally that the defendants acted improperly in causing Arcadian Corporation to enter into the merger agreement, and seeks an injunction preventing the merger, unspecified monetary damages, and other relief.

     The defendants believe the lawsuit is without merit. Nevertheless, Arcadian Corporation and the other defendants entered into a memorandum of understanding (the "Memorandum of Understanding") with the plaintiffs providing for the conditional settlement of the litigation. In so doing, the defendants denied that they violated the law and agreed to settle the suit solely to eliminate the burden and expense of any further litigation relating to the merger. The Memorandum of Understanding provides among other things that PCS will pay the fees and expenses, if any, awarded by the court to the plaintiffs' counsel, up to $450,000, and that the parties will attempt in good faith to agree upon and enter into a stipulation of settlement of all claims asserted in the suit and all other claims, if any, arising out of or relating to the merger (the "Stipulation"). The Stipulation will provide for, among other things, (a) the dismissal of all claims asserted in the lawsuit with prejudice; and (b) the release by the plaintiffs of any and all claims relating to the Merger that they may have against the defendants and related persons. The consummation of the settlement is subject to certain conditions, including (a) the completion of confirmatory discovery by the plaintiffs to verify that the terms of the settlement are fair and reasonable; and (b) the approval of the Stipulation by the Delaware court. The plaintiffs' have completed such confirmatory discovery and the defendants have delivered a draft Stipulation to the plaintiffs.

  Former Arcadian Executive Proceedings

     On May 7, 1997, J. Douglas Campbell, Alfred L. Williams, Peter H. Kesser, and David Alyea, former officers of Arcadian Corporation, filed lawsuits against PCS in the United States District Court for the Western District of Tennessee. The complaints allege that PCS breached employment agreements between Arcadian and the officers and breached related assumption agreements among PCS, PCS Nitrogen, and the officers. In addition, Mr. Alyea's complaint names Charles Childers, John Gugulyn, and John Hampton as additional defendants and alleges that the defendants interfered with and conspired to interfere with his employment agreement, and did not accurately state their intentions in entering into his assumption agreement. The complaints of Mr. Campbell, Mr. Williams, Mr. Kesser, and Mr. Alyea seek damages approximately in the amounts of $22.2 million, $6.2 million, $3.7 million, and $4.2 million, respectively. Each complaint also seeks certain additional unspecified damages. Management of the Company, having consulted with legal counsel, believes that the lawsuits will not have a material adverse effect on the Company. The defendants have not been served.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

     (a) Exhibits

        EXHIBIT NUMBER                            DESCRIPTION OF DOCUMENT
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
               2           Agreement and Plan of Merger dated September 2, 1996, as amended, by and among the registrant, Arcadian Corporation and PCS Nitrogen, Inc, incorporated by reference to Exhibit 2(a) to Amendment Number 2 to the registrant's Form S-4 (File No. 333-17841).
               3(a)        Restated Articles of Incorporation of the registrant dated October
                           31, 1989, as amended May 11, 1995, incorporated by reference to
                           Exhibit 3(i) to the registrant's report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K").
               3(b)        Bylaws of the registrant dated March 2, 1995, incorporated by reference to Exhibit 3(ii) to the 1995 Form 10-K.
               4           Term Credit Agreement between The Bank of Nova Scotia and other financial institutions and the registrant dated October 4, 1996, incorporated by reference to Exhibit 4(b) to the registrant's Form
                           S-4 (File No. 333-17841).
             The registrant hereby undertakes to file with the Securities and Exchange
        Commission, upon request, copies of any constituent instruments defining the rights of holders of long-term debt of the registrant or its subsidiaries that have not been filed herewith because the amounts represented thereby are less than 10% of the total assets of the registrant and its subsidiaries on a consolidated basis.
               10     (a)  Suspension Agreement concerning Potassium Chloride from Canada dated
                           January 7, 1988, among U.S. Department of Commerce, Potash
                           Corporation of Saskatchewan, International Minerals and Chemical
                           (Canada) Limited, Noranda, Inc. (Central Canada Potash Co.), Potash
                           Company of America, a Division of Rio Algom Limited, S & P Canada, II
                           (Kalium Chemicals), Cominco Ltd., Potash Company of Canada Limited,
                           Agent for Denison-Potacan Potash Co. and Saskterra Fertilizers Ltd.,
                           incorporated by reference to Exhibit 10 (a) to the registrant's Form
                           F-1 (File No. 33-31303) (the "F-1 Registration Statement").
               10     (b)  Sixth Voting Agreement dated April 22, 1978, between Central Canada
                           Potash, Division of Noranda, Inc., Cominco Ltd., International
                           Minerals and Chemical Corporation (Canada) Limited, PCS Sales and
                           Texasgulf Inc., incorporated by reference to Exhibit 10(f) to the F-1
                           Registration Statement.
               10     (c)  Canpotex Limited Shareholders Seventh Memorandum of Agreement
                           effective April 21, 1978, between Central Canada Potash, Division of
                           Noranda Inc., Cominco Ltd., International Minerals and Chemical
                           Corporation (Canada) Limited, PCS Sales, Texasgulf Inc. and Canpotex
                           Limited as amended by Canpotex S & P amending agreement dated
                           November 4, 1987, incorporated by reference to Exhibit 10(g) to the
                           F-1 Registration Statement.
               10     (d)  Producer Agreement dated April 21, 1978, between Canpotex Limited and
                           PCS Sales, incorporated by reference to Exhibit 10(h) to the F-1
                           Registration Statement.
               10     (e)  Agreement of Limited Partnership of Arcadian Fertilizer, L.P. (now
                           PCS Nitrogen Fertilizer, L.P.) dated as of March 3, 1992 (form), and the related Certificate of Limited Partnership of Arcadian Fertilizer
                           L.P., filed with the Secretary of State of the State of Delaware on
                           March 3, 1992 (incorporated by reference to Exhibits 3.1 and 3.2 to
                           Arcadian Partners L.P.'s Registration Statement on Form S-1 (File No.
                           33-45828)).

        EXHIBIT NUMBER                            DESCRIPTION OF DOCUMENT
        --------------     ---------------------------------------------------------------------
              10(f)        Geismar Complex Services Agreement dated June 4, 1984, between Allied
                           Corporation and Arcadian Corporation (incorporated by reference to
                           Exhibit 10.4 to Registration Statement on Form S-1 (Registration No.
                           33-34357)).
              10(g)        PCS Sales -- Saskterra Special Canpotex Entitlement effective June
                           13, 1990, incorporated by reference to Exhibit 10(n) to the registrant's Form S-1 (File No. 33-36283).
              10(h)        Canpotex/PCS Amending Agreement, dated with effect October 1, 1992, incorporated by reference to Exhibit 10(f) to the 1995 Form 10-K.
              10(i)        Canpotex PCA Collateral Withdrawing/PCS Amending Agreement, dated with effect October 7, 1993, incorporated by reference to Exhibit
                           10(g) to the 1995 Form 10-K.
              10(j)        Esterhazy Restated Mining and Processing Agreement dated January 31,
                           1978, between International Minerals and Chemical Corporation
                           (Canada) Limited and the registrant's predecessor, incorporated by reference to Exhibit 10(e) to the F-1 Registration Statement.
              10(k)        Agreement dated December 21, 1990, between International Minerals &
                           Chemical Corporation (Canada) Limited and the registrant, amending the Esterhazy Restated Mining and Processing Agreement dated January
                           31, 1978, incorporated by reference to Exhibit 10(p) to the registrant's report on Form 10-K for the year ended December 31,
                           1990.
              10(l)        Operating Agreement dated May 11, 1993, between BP Chemicals Inc. and
                           Arcadian Ohio, L. P., as amended by the First Amendment to the
                           Operating Agreement dated as of November 20, 1995, between BP
                           Chemicals Inc. and Arcadian Ohio, L. P. ("First Amendment")
                           (incorporated by reference to Exhibit 10.2 to Arcadian Partners L.
                           P.'s current report on Form 8-K for the report event dated May 11,
                           1993 ("Partners 5/11/93 Report"), except for the First Amendment which is incorporated by reference to Arcadian Corporation's report on Form 10-K for the year ended December 31, 1995 ("Arcadian 10-K")).
              10(m)        Manufacturing Support Agreement dated May 11, 1993, between BP
                           Chemicals Inc. and Arcadian Ohio, L. P. (incorporated by reference to
                           Exhibit 10.3 to the Partners 05/11/93 Report).
              10(n)        Agreement for Lease dated as of June 29, 1995, between Trinidad
                           Ammonia Company, Limited Partnership, and Arcadian Fertilizer, L.P.
                           (incorporated by reference to Exhibit 10.21 to Arcadian Corporation's
                           Registration Statement on Form S-4 (File No. 33-90290) (the "Arcadian
                           S-4")), as such agreement was amended by Amendment No. 1 to Agreement for Lease dated as of August 20, 1996, between Trinidad Ammonia
                           Company, Limited Partnership, and Arcadian Fertilizer, L.P.
                           (incorporated by reference to Exhibit 10.1 to Arcadian Corporation's
                           Report on Form 10-Q for the period ended September 30, 1996, as amended (the "Arcadian 10-Q")).
              10(o)        Lease Agreement dated as of June 29, 1995, between Trinidad Ammonia
                           Company, Limited Partnership, and Arcadian Fertilizer, L.P., as
                           amended by Amendment No. 1 to Lease Agreement dated as of August 20,
                           1996, between Trinidad Ammonia Company, Limited Partnership, and
                           Arcadian Fertilizer, L.P., and Amendment No. 2 to Lease Agreement
                           dated as of August 26, 1996, between Trinidad Ammonia Company,
                           Limited Partnership, and Arcadian Fertilizer, L.P. (incorporated by reference to Exhibit 10.22 to the Arcadian S-4, except for Amendment
                           No. 1 and Amendment No. 2 which are incorporated by reference to
                           Exhibit 10.2 to the Arcadian 10-Q).

        EXHIBIT NUMBER                            DESCRIPTION OF DOCUMENT
        --------------     ---------------------------------------------------------------------
              10(p)        Agreement for Lease dated as of March 27, 1996, between Nitrogen
                           Leasing Company, Limited Partnership, and Arcadian Fertilizer, L.P.,
                           as amended by Amendment No. 1 to Agreement for Lease dated as of May
                           24, 1996, between Nitrogen Leasing Company, Limited Partnership, and
                           Arcadian Fertilizer, L.P. (incorporated by reference to Exhibit 10.3 to the Arcadian 10-Q).
              10(q)        Lease Agreement dated as of March 27, 1996, between Nitrogen Leasing
                           Company, Limited Partnership, and Arcadian Fertilizer, L.P., as
                           amended by Amendment No. 1 to Lease Agreement dated as of August 26,
                           1996, between Nitrogen Leasing Company, Limited Partnership, and
                           Arcadian Fertilizer, L.P. (incorporated by reference to Exhibit 10.4 to the Arcadian 10-Q).
              10(r)        Purchase Option Agreement dated as of March 27, 1996, between
                           Nitrogen Leasing Company, Limited Partnership, and Arcadian
                           Corporation (incorporated by reference to Exhibit 10.5 to the
                           Arcadian 10-Q).
              10(s)        Purchase Option Agreement dated as of June 29, 1995, between Trinidad
                           Ammonia Company, Limited Partnership and Arcadian Corporation
                           (incorporated by reference to Exhibit 10.22 to the Arcadian S-4).
              10(t)        Agreement dated October 13, 1995 between the registrant and Charles
                           E. Childers, incorporated by reference to Exhibit 10(j) to the 1995
                           Form 10-K.
              10(u)        Potash Corporation of Saskatchewan Inc. Stock Option
                           Plan -- Unaffiliated Directors, incorporated by reference Exhibit
                           4(a) to the registrant's Form S-8 (File No. 333-19215) (the "Form
                           S-8").
              10(v)        Potash Corporation of Saskatchewan Inc. Stock Option Plan -- Officers
                           and Key Employees, incorporated by reference to Exhibit 4(b) to the
                           Form S-8.
              10(w)        Short Term Incentive Plan of the registrant, effective January 1,
                           1995, incorporated by reference to Exhibit 10(m) to the 1995 Form
                           10-K.
              10(x)        Long-Term Incentive Plan of the registrant, as amended December 15,
                           1995, incorporated by reference to Exhibit 10(n) to the 1995 Form
                           10-K.
              10(y)        Resolution and Forms of Agreement for Supplemental Retirement Income
                           Plan, for officers and key employees of the registrant, incorporated by reference to Exhibit 10(o) to the 1995 Form 10-K.
              10(z)        Supplemental Executive Retirement Plan of Arcadian Corporation
                           (incorporated by reference to Exhibit 10.16 to the Arcadian S-4).
              10(aa)       Forms of Agreement dated December 30, 1994, between the registrant and certain officers of the registrant, concerning a change in control of the registrant, incorporated by reference to Exhibit 10(p)
                           to the 1995 Form 10-K.
              10(bb)       Form of Agreement of Indemnification dated August 8, 1995, between the registrant and certain officers and directors of the registrant, incorporated by reference to Exhibit 10(q) to the 1995 Form 10-K.
              10(cc)       Employment Agreement between Arcadian Corporation and Gary E.
                           Carlson, dated as of September 5, 1996
              10(dd)       Deferred Compensation Plan, for certain officers of PCS Phosphate
                           Company, Inc, incorporated by reference to Exhibit 10(r) to the 1995
                           Form 10-K.
              10(ee)       Supplemental Retirement Benefits Plan, for eligible employees of PCS
                           Phosphate Company, Inc., incorporated by reference to Exhibit 10(s)
                           to the 1995 Form 10-K.

        EXHIBIT NUMBER                            DESCRIPTION OF DOCUMENT
        --------------     ---------------------------------------------------------------------
              10(ff)       Second Amended and Restated Membership Agreement dated January 1,
                           1995, among Phosphate Chemicals Export Association, Inc. and members of such association, including Texasgulf Inc. (now PCS Phosphate
                           Company, Inc.), incorporated by reference to Exhibit 10(t) to the
                           1995 Form 10-K.
              10(gg)       International Agency Agreement dated January 1, 1995, between
                           Phosphate Chemicals Export Association, Inc. and Texasgulf Inc. (now
                           PCS Phosphate Company, Inc.) establishing Texasgulf Inc. as exclusive marketing agent for such association's wet phosphatic materials, incorporated by reference to Exhibit 10(u) to the 1995 Form 10-K.
              10(hh)       General Partnership Agreement forming Albright & Wilson Company, dated July 29, 1988 and amended January 31, 1995, between Texasgulf
                           Inc. (now PCS Phosphate Company, Inc.) and Albright & Wilson
                           Americas, Inc., incorporated by reference to Exhibit 10(v) to the
                           1995 Form 10-K.
              10(ii)       Royalty Agreement dated October 7, 1993, by and between the registrant and Rio Algom Limited, incorporated by reference to
                           Exhibit 10(x) to the 1995 Form 10-K.
              10(jj)       Amending Resolution and revised forms of agreement regarding
                           Supplemental Retirement Income Plan of the registrant, incorporated by reference to Exhibit 10(x) to the registrant's report on Form 10-Q for the quarterly period ended June 30, 1996 (the "Second Quarter
                           Form 10-Q").
              10(kk)       Employment Agreement dated May 16, 1996, by and between PCS Phosphate
                           Company, Inc. and Thomas J. Wright, incorporated by reference to
                           Exhibit 10(y) to the Second Quarter Form 10-Q.
              10(ll)       Shareholders Rights Agreement dated November 10, 1994, as amended on
                           March 28, 1995, and May 4, 1995, and approved the shareholders on May
                           11, 1995, incorporated by reference to Exhibit 4(a) to the 1995 Form
                           10-K.
              11           Statement re Computation of Per Share Earnings.
              27           Financial Data Schedule.

     (b) Reports on Form 8-K

     On March 20, 1997, the registrant filed a report on Form 8-K regarding the merger of Arcadian Corporation with and into PCS Nitrogen, Inc., a wholly-owned subsidiary of the registrant.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                POTASH CORPORATION OF
                                  SASKATCHEWAN INC.

May 7, 1997                     By:  /s/ JOHN L.M. HAMPTON
                                     -----------------------------------------
                                John L.M. Hampton
                                Senior Vice President, General Counsel
                                     and Secretary

May 7, 1997                     By:  /s/ BARRY E. HUMPHREYS
                                     -----------------------------------------
                                Barry E. Humphreys
                                Sr. Vice President, Finance and Treasurer
                                (Principal Financial and Accounting Officer)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PCS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH THEY RELATE IN ANY STATE TO ANY PERSON WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED IN EITHER IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
The Company...........................   S-2
Financial Information.................   S-3
Capitalization........................   S-4
Use of Proceeds.......................   S-4
Description of Notes..................   S-4
Credit Ratings........................   S-7
Certain Income Tax Considerations.....   S-8
Underwriting..........................  S-10
Legal Matters.........................  S-11

PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents
  by Reference........................     2
Enforceability of Civil Liabilities
  Under United States Federal
  Securities Laws.....................     3
Financial Statement Presentation......     3
The Company...........................     3
Financial Information.................     4
Use of Proceeds.......................     5
Description of Securities.............     5
Certain Definitions...................    14
Certain Income Tax Considerations.....    17
Plan of Distribution..................    17
Legal Matters.........................    18
Experts...............................    18

ANNEXES
Report on Form 10-K...................     A
Financial Statements and Management's
  Discussion and Analysis.............     B
Report on Form 10-Q...................     C

                                  $400,000,000

                             POTASH CORPORATION OF
                               SASKATCHEWAN INC.

                                 % NOTES DUE

                                [POTASH LOGO]

                                   ---------

                             PROSPECTUS SUPPLEMENT
                                 JUNE    , 1997
                             (INCLUDING PROSPECTUS
                              DATED MAY 30, 1997)

                                   ---------
                               SMITH BARNEY INC.
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.

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